
11005359

Comerica Incorporated *2010 Annual Report*

COLLECTIVE *Success*[SM]

When our customers succeed, so do we.


TANGO
lum
market
IONEER



Comerica Bank

Comerica *Incorporated* **(NYSE: CMA)** is a financial services company headquartered in Dallas, Texas, and strategically aligned by three business segments: The Business Bank, The Retail Bank, and Wealth & Institutional Management. Comerica focuses on relationships, and helping people and businesses be successful. In addition to Texas, Comerica Bank locations can be found in Arizona, California, Florida and Michigan, with select businesses operating in several other states, as well as in Canada and Mexico. To receive e-mail alerts of breaking Comerica news, go to comerica.com/newsalerts.



Comerica Bank Tower in *Dallas, Texas*

Financial Highlights *In Millions, Except Per Share Data; Years Ended December 31*

	2010	2009
Income Statement		
Net interest income	**$ 1,646**	$ 1,567
Provision for loan losses	**480**	1,082
Net income	**277**	17
Preferred stock dividends	**123**	134
Net income (loss) attributable to common shares	**153**	(118)
Per Share Of Common Stock		
Diluted net income (loss)	**0.88**	(0.79)
Cash dividends declared	**0.25**	0.20
Common shareholders' equity	**32.82**	32.27
Market value	**42.24**	29.57
Average common shares outstanding – diluted	**173**	149
Ratios		
Return on average assets	**0.50%**	0.03%
Return on average common shareholders' equity	**2.74**	(2.37)
Tier 1 common capital as a percentage of risk-weighted assets*	**10.13**	8.18
Tier 1 capital as a percentage of risk-weighted assets	**10.13**	12.46
Total capital as a percentage of risk-weighted assets	**14.54**	16.93
Tangible common equity as a percentage of tangible assets*	**10.54**	7.99
Balance Sheet *(at December 31)*		
Total assets	**$ 53,667**	$ 59,249
Total earning assets	**49,352**	54,558
Total loans	**40,236**	42,161
Total deposits	**40,471**	39,665
Total preferred equity	**--**	2,151
Total shareholders' equity	**5,793**	7,029

* *See Supplemental Financial Data section for reconcilements of non-GAAP financial measures.*


Tier 1 Common Capital Ratio
in percent
7.54
6.85
7.08
8.18
10.13
2006
2007
2008
2009
2010

To Our Shareholders:

We have successfully navigated the most challenging economic environment anyone could have ever imagined. We did so by executing our relationship-based strategy, and with a clear vision to help people and businesses be successful. Our sharp focus on the customer has made a positive difference for us through every phase of the current economic cycle. I believe it will continue to position us effectively for the future, as well.



Ralph W. Babb Jr.
Chairman and Chief Executive Officer

Relationships really do matter. We know and understand our customers, and offer solutions that help meet their distinct financial needs. This strong focus on customers, especially during one of the most turbulent economic times in our nation's history, reinforced the concept of 'collective success.' That is, when our customers succeed, so do we. Following this letter, you will find some examples of customers we've helped along the road to success.

I am pleased to report that Comerica's common stock rose 43 percent in 2010, outperforming many of our peers. We were once again among the top performers in the 24-bank Keefe Bank Index (BKX), while ranking no. 83 among all S&P 500 companies. Our stock has performed very well throughout this economic cycle, increasing 113 percent from January 1, 2009, through year-end 2010.

On January 18, 2011, we announced plans to acquire *Sterling Bancshares, Inc.*, of Houston, Texas.

I am also pleased we were able to double the quarterly cash dividend for common stock to $0.10 per share. I'll discuss our solid capital position in more detail shortly.

On January 18, 2011, we announced plans to acquire Sterling Bancshares, Inc., of Houston, Texas. The acquisition is a strong strategic fit, accelerates our growth in Texas and maintains our capital strength. Sterling, with $5.2 billion in assets, has a very appealing branch network, which almost doubles our presence in Houston, provides us entry into the fast growing San Antonio market, and complements our banking center network in Dallas-Fort Worth. On a pro forma basis, the acquisition bolsters our presence in Texas, one of this nation's most attractive growth markets, and would move us from 10th to 6th in deposit market share in the state.* We believe this gives us the ability to leverage additional marketing capacity to offer a wide array of products through a larger distribution network, particularly to middle market and small business companies.

We believe the transaction value is fair and reflects the scarcity value of the company. There have not been, nor are there expected to be, many banks in Texas that have the size, fit and focus of a bank like Sterling. The transaction has been approved by the Comerica and Sterling Boards of Directors, and is expected to be completed by mid-year 2011, subject to customary closing conditions, including approval by Sterling shareholders and regulatory approvals. We look forward to a seamless integration and offering Sterling customers the resources of a larger bank, with the continued touch and feel of a community bank. Like Comerica, the Sterling team shares our focus on relationship banking and serving the community.

Turning briefly to the economy, the recovery now underway in our nation is sluggish and uneven. Persistently high unemployment and a slowly stabilizing housing market have made this particular recovery a modest one, compared to the more robust recoveries following previous recessions. Our customers, many of whom are business owners and managers, remained understandably cautious in 2010. Uncertainties regarding the economy, taxes, healthcare costs and government regulations put a damper on hiring and spending. As the economy continues to improve, Comerica is well positioned for growth.

In the right *markets...*

We are among the 25 largest U.S. banking companies, based on assets of $53.7 billion at year-end 2010. You can see on these pages that our 443 U.S. banking centers (at December 31, 2010) are located in the urban areas of our five primary markets, where there is an abundance of businesses of all sizes, particularly small and middle market companies, and where we can leverage our personal banking and wealth management services.

In light of the current economy, we slowed our banking center expansion

** Based on June 30, 2010 FDIC data*

program, adding only 13 new banking centers to our network in 2010, mostly in Texas and California. In all, we have added 138 new banking centers since launching the program in late 2004. These new banking centers have provided us more than $3.2 billion in deposits and thousands of new customers. For 2011, we expect to add a modest number of new banking centers, again reflecting the economic environment.

We continue to leverage our standing as the largest U.S. banking company headquartered in Texas, a state with a growing population and a diverse economy. Home prices have remained relatively stable in Texas, and it continues to have more *Fortune 1000* companies than any other state. We opened our 95th banking center in Texas in December. When the aforementioned acquisition of Sterling Bancshares is completed, Comerica would grow to have 152 banking centers in Texas.

California is a state that is showing signs of strengthening, with more stability in home prices, and strong trade data that helps offset weak employment growth. We celebrated the opening of our 100th banking center in California in 2010. Shortly after the October grand opening, we received an award from the South Pasadena Preservation Foundation for restoring the building back to the look and feel of the original 1920s architecture.

Falling unemployment levels and an improving automotive sector are helping Michigan's economy rebound. We believe we are doing a good job working with our customers in that state, where we have had a continuous presence since 1849. We are particularly pleased with the credit performance there, given the economic challenges the state has been facing for a number of years. Michigan is clearly on its way back, and that is good news for Comerica and the nation.

With a solid capital *position...*

Comerica took a number of actions in 2010 that highlighted our strong capital position. First, we ended our participation in the U.S. Treasury's Capital Purchase Program. As you'll recall, in November 2008 we issued $2.25 billion of preferred stock and a related warrant to the U.S. Department of the Treasury. On March 17, 2010, we announced that we had redeemed all of the preferred shares. In short, we repaid our 'TARP' investment. In doing so, we eliminated the annual $134 million preferred stock dividend.

On October 1, 2010, we fully redeemed all $500 million of our trust preferred securities. The Dodd-Frank Wall Street Reform and Consumer Protection Act, signed into law on July 21, 2010, changed the treatment of this type of security, so it was no longer an effective form of capital for us. Our proactive action in addressing this change in regulation eliminated this higher-cost funding.

Primary Markets
(all data as of December 31, 2010)

95
Texas
95 banking centers
Dallas/Fort Worth Metroplex
Austin
Houston



17
Arizona
17 banking centers
Phoenix/Scottsdale



103
California
103 banking centers
San Francisco & the East Bay
San Jose
Los Angeles
Orange County
San Diego
Fresno
Sacramento
Santa Cruz/Monterey
Inland Empire



11
Florida
11 banking centers
Boca Raton
Southeast
West/Central



217
Michigan
217 banking centers
Metropolitan Detroit
Greater Ann Arbor
Battle Creek
Jackson
Kalamazoo
Lansing
Midland
Muskegon



We believe we are uniquely positioned as the only bank in our peer group to have redeemed TARP and eliminated trust preferred securities from its capital structure.

Then, on November 16, 2010, we announced that the Board of Directors of Comerica Incorporated had increased the quarterly cash dividend for common stock to $0.10 per share. The overall positive trajectory of our financial performance, which is summarized below, coupled with the modestly improving economic environment, enabled us to increase the quarterly cash dividend.

The board also authorized the purchase of up to 12.6 million shares, or about 7 percent of Comerica's outstanding common stock at September 30, 2010, as well as outstanding warrants to purchase up to 11.5 million shares of Comerica's common stock. The share repurchases commenced in 2011 and will proceed in a cautious manner, recognizing industry uncertainty on regulatory capital standards.

Continued improvement in financial *performance...*

Comerica's 2010 financial performance was highlighted by our strong credit performance relative to our peers, solid customer deposit generation capabilities, increased net interest margin and careful management of expenses.

For 2010, we reported net income attributable to common shares of $153 million, or $0.88 per diluted share. These results were significantly better than what we saw in 2009. In large part, this is attributable to a decrease of $602 million in the provision for loan losses in 2010, compared to 2009.

All of our key credit metrics moved in the right direction in 2010, with decreases in net charge-offs, watch list loans and nonaccrual loans, which led to a significant reduction to the provision for loan losses. Comerica's credit performance throughout this cycle has been among the best in our peer group. We believe it is a reflection of our strong credit culture and the diligent credit quality review processes we employ.

Whereas weak loan demand was evident in 2010, due to the continued caution of our customers in a slowly improving economy, as the year progressed we saw many encouraging and positive signs. By year-end, our customers were conveying a more positive and confident tone. Throughout our geographic footprint, our relationship managers reported a growing sense of optimism among customers and prospects. At year-end 2010, our loan pipeline was strong. Also at year-end, period-end loan outstandings were stable, with commercial loans up more than $700 million, or about three percent, compared to the third quarter of 2010. These increases were muted by the planned and continued reduction of loans in our Commercial Real Estate business line.

As businesses continue to expand their inventories and sales volumes, and as the economy continues its moderate recovery, we believe we are ideally positioned to capitalize on the increased lending opportunities.

We continued to have very strong deposit generation in 2010, with average core deposits increasing $3.4 billion.

Our net interest margin expanded to 3.24 percent in 2010, compared to 2.72 percent in 2009, primarily due to changes in the funding mix, including a continued shift in funding sources toward lower-cost funds, and improved loan spreads. We believe our balance sheet is well positioned for a rising rate environment.

We continued to focus on expense management in 2010. Noninterest expenses decreased $10 million from 2009. Full-time equivalent staff decreased by 4 percent from 2009, even as we added 13 new banking centers in 2010.

We believe our core fundamentals will continue to show improvement in 2011.

With the right *people...*

Among notable personnel announcements in 2010, Curt Farmer, Executive Vice President, assumed leadership of both the Retail Bank and Wealth & Institutional Management, succeeding Connie Beck,

At-a-Glance


Net Loan Charge-Offs as a Percentage of Average Total Loans
Total Comerica
Peer Group Average
0.13%
0.30%
0.91%
1.88%
1.39%
0.25%
0.47%
1.50%
2.62%
2.55%
2006
2007
2008
2009
2010
Incentive Peers as defined in Comerica's 2010 Proxy Statement (Peer List as of December 31, 2010)
Peer Source: SNL Financial


Average Core Deposits
in millions of dollars
36,454
35,300
34,362
35,335
38,718
2006
2007
2008
2009
2010
Core deposits exclude other time deposits and foreign office time deposits

who retired at the end of January 2011. Combining the leadership of the two organizations, as we did, provides improved leverage opportunities, while enabling us to offer a wide spectrum of products and services to our customers.

Lars Anderson joined us in December as our new Vice Chairman, The Business Bank. Lars will succeed Dale Greene, Executive Vice President, The Business Bank, who will retire on his normal retirement date in the third quarter of 2011. Lars comes to Comerica from a large regional bank, where he had responsibility for a multi-billion dollar loan portfolio, including 12 regional banks. His impressive background and credentials will further enhance Comerica's reputation as a business bank of choice.

The right products and *services...*

Within our Retail Bank, we launched a new Mobile Banking service in 2010, and began offering consumers ITAC Sentinel®, an identity theft prevention service. As a result of the latter, the Financial Services Roundtable presented Comerica with its first ITAC Excellence in Consumer Protection Award in 2010. Comerica is a charter member of ITAC (Identity Theft Assistance Center), which has helped more than 75,000 consumers recover from identity theft. And, in Texas, we launched a new Healthcare Profession lending group to take advantage of the significant opportunities in this important and growing segment of our economy.

Within our Business Bank, our Treasury Management Services area announced a significant technology upgrade to our TM Connect Web platform, which now provides one of the best cash management solutions in the market for businesses looking to initiate, receive, and manage online payments. We also continued to serve as the financial agent to the U.S. Treasury Department for its DirectExpress® Debit MasterCard® program. More than 1.5 million federal benefit recipients have signed up for the DirectExpress® card since it was introduced in 2008.

Within Wealth & Institutional Management, we enhanced the lineup of our proprietary investment advisory products and continued to add new advisors in our key growth markets.

And a strong commitment to community, diversity and *sustainability.*

Comerica provided some $10 million to not-for-profit organizations nationwide in 2010. In addition, our employees raised more than $2.1 million for the United Way and Black United Fund, and they donated their personal time and talents with some 60,000 volunteer hours in 2010.

In December 2010, the Federal Reserve Bank of Dallas rated Comerica Bank's Community Reinvestment Act program "Outstanding." The rating considers three elements: loans made to families with low or moderate incomes; investments in low or moderate income communities; and services extended to individuals and businesses in such communities. In all individual elements, Comerica received an "Outstanding" score. This is the 8th consecutive "Outstanding" CRA rating that our bank has achieved.

Comerica continued to receive recognition for its commitment to diversity in 2010, including being named by *DiversityInc* Magazine as one of the top 50 companies for diversity and top 10 companies for executive women. We also were again named by *Black Enterprise* Magazine as one of the 40 best companies for diversity, and were named by *Hispanic Business* Magazine to its "Diversity Elite 60" list, and by *Latina Style* Magazine to its "Latina Style 50" list. We certainly appreciate the recognition.

We continued to make solid progress on our corporate sustainability initiatives in 2010. We completed a range of projects designed to improve our environmental performance and increase efficiency—including efforts to reduce our energy use and greenhouse gas emissions, to reduce waste and expand our recycling programs, to build new 'green' banking centers, and to improve the coverage and accuracy of our sustainability tracking and reporting systems. In addition, we continue to be focused on developing deposit and loan relationships with "clean tech" and "green tech" companies.

In closing, Comerica remains focused on executing its strategy and delivering outstanding customer service. We have weathered the challenging economic cycle well, maintaining strong liquidity, solid capital, tight control of expenses, and with credit metrics that are among the best in our peer group. Going forward, I believe we are ideally positioned for future growth, with a strong relationship focus, and with the right people, products and services in place to make a positive difference for our customers, shareholders and employees.

In closing, Comerica remains focused on executing its strategy and delivering *outstanding* customer service.

Sincerely,

Ralph W. Babb Jr.
Chairman and Chief Executive Officer

Comerica is in business to help people and businesses be successful. That's our vision, which comes to life in our "Ask Comerica" testimonial campaign.

How did *AirBorn* keep flying through choppy weather? 1

When AirBorn flew into a turbulent economy, they turned to Comerica to help. Working together to restructure the company, Comerica helped put together a 100 percent employee stock option program that positioned AirBorn to meet their aggressive growth plans. Several strategic acquisitions later, AirBorn has seen its revenue double every five years, while expanding its facilities around the globe.

Georgetown, TX

How did *Lone Star* help build low-income communities when the economy fell apart? 2

When you're in the business of investing in low-income communities, capital is your lifeblood. But when the recession took hold, the flow of capital slowed to a trickle. At Comerica, we didn't turn our back on Lone Star CRA Fund LP, we turned on a dime to provide them with the capital they needed to continue investing in our communities. By collaborating together, we've been able to stand by those who need it most.

Dallas, TX

How is *WOOT* able to sell something you never knew you needed, every day? 3

A frog-shaped leak detector. A robotic vacuum. Bacon salt. A USB missile launcher. When you're in the business of selling something different, every day, flexibility is the currency of opportunity. So when WOOT needed financing, fast, Comerica was there in no time. We quickly put together a plan that showed WOOT how they could tap into a flexible line of credit on a moment's notice. With the right financing available at the right time, WOOT has been able to grow every year since 2005, and won the "Dallas 100" and "Inc. 100" fastest growing company awards.

Carrollton, TX





ARLIE UNIFORM
TANGO

4 How did *Champion Fiberglass* expand production while the economy was constricting?

After consecutive years of record growth, Champion Fiberglass faced a real challenge. It was already running 24/7 just to keep up current production. Short of adding an eighth day in the week, adding another shift wasn't an option. If Champion Fiberglass were going to maintain their leadership position, they would have to expand operations. In the face of the tightest capital market in recent history, Champion turned to Comerica. In a short time, we put together the support and financing they needed to help the market leaders double their manufacturing capacity.

Spring, TX

5 How did *charlieuniformtango* expand their ability to CUT?

It takes creative vision to compete in advertising and film post production. It takes business foresight to succeed. When charlieuniformtango saw an opportunity to expand their editorial resources, they looked for a bank that could bring more than short-term capital to the picture. They looked for a bank with long-term vision. Comerica Bank made the final cut and put together a dedicated team that worked hand-in-hand to help charlieuniformtango grow into the number one post production house in the Southwest.

Dallas, TX

6 How did *Guitar Salon* hit a high note in a flat economy?

When Guitar Salon International outgrew their current bank, they needed a business partner that was big enough to guide them through a challenging economy, but small enough to sit down and jam with them. At Comerica, we quickly put together a dedicated team of specialists that knew how to keep in tune with Guitar Salon's unique needs. By immersing ourselves in their business, we developed the right ensemble of credit, cash management and international trade services that helped Guitar Salon strengthen its position in a weakened economy.

Santa Monica, CA


SOLE OBSESSION
SOLE OBSESSION
plum
market

7 When other banks dug in their heels, where did *B&B Footwear* turn for credit?

While most viewed the fashion industry as a little too "fickle to finance," at Comerica, we saw a sure thing in B&B Footwear. The economy may have been slowing, but to us, B&B was on a fast-track for growth. We believed in their long-term vision and in a short time came up with a plan that put a flexible line of credit within their reach. Four years and 120 new employees later, we're proud to be partners with B&B Footwear.

Los Angeles, CA

8 How did *Wellington Foods* expand while the credit market was on a diet?

When family-owned Wellington Foods outgrew the four buildings they occupied, they had two choices: slow production or find a new facility that would give them the space they needed to expand. They found the space, but finding a line of credit with the right terms in a tight economy was anything but a picnic. After shopping a half-dozen banks, they turned to their decade-long partner, Comerica. Knowing the deal needed to close in an accelerated timeframe, we worked day and night to put together a fully baked program that gave Wellington Foods the flexibility they needed and the terms their bottom line demanded. Problem solved.

Corona, CA

9 How did *Plum Market* plant its roots in Michigan?

They had the idea, the experience and the passion to launch a specialty grocery store like no other. The only thing Plum Market needed was a bank willing to take a chance on a "budding" upstart. At Comerica, we saw a management team ripe with experience and a business model plump with potential. In no time, we developed a flexible financing structure that has allowed Plum Market to stay private and grow organically.

Farmington Hills, MI

How did *ASI* pave over a weak economy? 10

Since the mid '80s, Asphalt Specialists Incorporated have been helping pave the way for growth. But when the recession caused the ground to shift, ASI turned to their long-term partner Comerica to assist them in weathering the economic challenges. In the face of a tight credit market and slowing sales, we worked hand-in-hand with ASI to help find efficiencies, tighten processes, and develop a plan that ensure their access to capital.

Pontiac, MI

How has *Stardock* battled its way through a challenging economy? 11

When Stardock founder and CEO Brad Wardell realized his company was best served when he focused on the technology, he turned to Comerica to focus on the business. We put together a complete team of banking professionals and surrounded him with the know-how he needed. Not only did Comerica help Stardock grow into one of the leading developers of PC gaming software, our wealth planners also helped Brad strengthen his financial future.

Plymouth, MI

How did *Michigan Sugar Company* sweeten its market share? 12

When Michigan Sugar Company saw the opportunity to acquire their largest competitor, they turned to Comerica to help them navigate through the sticky process. As a co-op made up of independent growers, Michigan Sugar needed a bank that truly understood the complexity of their business. In no time, we dug deep to uncover sweet opportunities that allowed Michigan Sugar to refinance a previous deal in order to fund the acquisition.

Bay City, MI


PIONEER
SUGAR

Board of *Directors*

Ralph W. Babb Jr. (5*)
Chairman and
Chief Executive Officer
Comerica Incorporated and Comerica Bank

James F. Cordes (1)(3)(4*)
Retired Executive Vice President
The Coastal Corporation
(Diversified Energy Company)

Roger A. Cregg (1)(2)(3)
Executive Vice President and
Chief Financial Officer
Pulte Homes, Inc.
(National Homebuilding Company)

T. Kevin DeNicola (1*)(3*)(4)
Former Chief Financial Officer
KIOR, Inc.
(Biofuels Company)

Jacqueline P. Kane (2)
Senior Vice President of Human
Resources and Corporate Affairs
The Clorox Company
(Manufacturer and Marketer of
Consumer Products)

Richard G. Lindner (2*)(4)
Senior Executive Vice President and
Chief Financial Officer
AT&T, Inc.
(Global Telecommunications Company)

Alfred A. Piergallini (2)
Consultant
Desert Trail Consulting
(Marketing Consulting Organization)

Robert S. Taubman (4)
Chairman, President and
Chief Executive Officer
Taubman Centers, Inc.
(REIT that Owns, Develops and Operates
Regional Shopping Centers Nationally)
And The Taubman Company
(Shopping Center Management Company
Engaged in Leasing, Management and
Construction Supervision)

Reginald M. Turner Jr. (1)(3)(4**)
Attorney
Clark Hill PLC
(Law Firm)

Nina G. Vaca (1)(3)(4)
Chairman and Chief Executive Officer
Pinnacle Technical Resources, Inc.
(Staffing, Vendor Management and
Information Technology Services Firm)
And Vaca Industries Inc.
(Management Company)

(1) Audit Committee
(2) Governance, Compensation and Nominating Committee
(3) Qualified Legal Compliance Committee
(4) Enterprise Risk Committee
(5) Special Preferred Stock Committee
* Committee Chairperson
** Committee Vice Chairperson

Senior Leadership *Team*

Ralph W. Babb Jr.
Chairman and
Chief Executive Officer

Lars C. Anderson
Vice Chairman
The Business Bank

Elizabeth S. Acton
Executive Vice President
and Chief Financial Officer

Jon W. Bilstrom
Executive Vice President
Governance, Regulatory Relations
& Legal Affairs

Megan D. Burkhart
Executive Vice President and
Chief Human Resources Officer

David E. Duprey
Executive Vice President
General Auditor

Curtis C. Farmer
Executive Vice President
Retail Bank and Wealth &
Institutional Management

J. Patrick Faubion
Executive Vice President and
President, Comerica Bank - Texas Market

Linda D. Forte
Senior Vice President
Business Affairs

J. Michael Fulton
Executive Vice President and
President, Comerica Bank - Western Market

Dale E. Greene
Executive Vice President
The Business Bank

Charles L. Gummer
Executive Vice President and
Chairman, Comerica Bank - Texas Market

John M. Killian
Executive Vice President and
Chief Credit Officer

Michael H. Michalak
Executive Vice President
Corporate Planning, Development
& Risk Management

Paul R. Obermeyer
Executive Vice President and
Chief Information Officer

Thomas D. Ogden
Executive Vice President and
President, Comerica Bank - Michigan Market

FINANCIAL REVIEW AND REPORTS

Comerica Incorporated and Subsidiaries

PERFORMANCE GRAPH

Comparison of Five Year Cumulative Total Return
Among Comerica Incorporated, Keefe Bank Index, and S&P 500 Index
(Assumes $100 Invested on 12/31/05 and Reinvestment of Dividends)



$140
$120
$100
$80
$60
$40
$20
$0
Comerica Incorporated
Keefe Bank Index
S&P 500 Index

	2005	2006	2007	2008	2009	2010
Comerica Incorporated	$100	108	84	41	62	89
Keefe Bank Index	$100	117	91	48	47	58
S&P 500 Index	$100	116	122	77	97	112

The performance shown on the graph is not necessarily indicative of future performance.

SELECTED FINANCIAL DATA

(dollar amounts in millions, except per share data) **Years Ended December 31**	**2010**	**2009**	**2008**	**2007**	**2006**
EARNINGS SUMMARY					
Net interest income	**$ 1,646**	$ 1,567	$ 1,815	$ 2,003	$ 1,983
Provision for loan losses	**480**	1,082	686	212	37
Noninterest income	**789**	1,050	893	888	855
Noninterest expenses	**1,640**	1,650	1,751	1,691	1,674
Provision (benefit) for income taxes	**55**	(131)	59	306	345
Income from continuing operations	**260**	16	212	682	782
Net income	**277**	17	213	686	893
Preferred stock dividends	**123**	134	17	-	-
Net income (loss) attributable to common shares	**153**	(118)	192	680	886
PER SHARE OF COMMON STOCK					
Diluted earnings per common share:					
Income (loss) from continuing operations	**$ 0.78**	$ (0.80)	$ 1.28	$ 4.40	$ 4.81
Net income (loss)	**0.88**	(0.79)	1.28	4.43	5.49
Cash dividends declared	**0.25**	0.20	2.31	2.56	2.36
Common shareholders' equity	**32.82**	32.27	33.38	34.12	32.70
Market value	**42.24**	29.57	19.85	43.53	58.68
Average diluted shares (in millions)	**173**	149	149	154	161
YEAR-END BALANCES					
Total assets	**$ 53,667**	$ 59,249	$ 67,548	$ 62,331	$ 58,001
Total earning assets	**49,352**	54,558	62,374	57,448	54,052
Total loans	**40,236**	42,161	50,505	50,743	47,431
Total deposits	**40,471**	39,665	41,955	44,278	44,927
Total medium and long-term debt	**6,138**	11,060	15,053	8,821	5,949
Total common shareholders' equity	**5,793**	4,878	5,023	5,117	5,153
Total shareholders' equity	**5,793**	7,029	7,152	5,117	5,153
AVERAGE BALANCES					
Total assets	**$ 55,553**	$ 62,809	$ 65,185	$ 58,574	$ 56,579
Total earning assets	**51,004**	58,162	60,422	54,688	52,291
Total loans	**40,517**	46,162	51,765	49,821	47,750
Total deposits	**39,486**	40,091	42,003	41,934	42,074
Total medium and long-term debt	**8,684**	13,334	12,457	8,197	5,407
Total common shareholders' equity	**5,625**	4,959	5,166	5,070	5,176
Total shareholders' equity	**6,068**	7,099	5,442	5,070	5,176
CREDIT QUALITY					
Total allowance for credit losses	**$ 936**	$ 1,022	$ 808	$ 578	$ 519
Total nonperforming loans	**1,123**	1,181	917	404	214
Foreclosed property	**112**	111	66	19	18
Total nonperforming assets	**1,235**	1,292	983	423	232
Net credit-related charge-offs	**564**	869	472	153	72
Net credit-related charge-offs as a percentage of average total loans	**1.39 %**	1.88 %	0.91 %	0.31 %	0.15 %
Allowance for loan losses as a percentage of total period-end loans	**2.24**	2.34	1.52	1.10	1.04
Allowance for loan losses as a percentage of total nonperforming loans	**80**	83	84	138	231
RATIOS					
Net interest margin (fully taxable equivalent)	**3.24 %**	2.72 %	3.02 %	3.66 %	3.79 %
Return on average assets	**0.50**	0.03	0.33	1.17	1.58
Return on average common shareholders' equity	**2.74**	(2.37)	3.79	13.52	17.24
Dividend payout ratio	**28.41**	n/m	179.07	57.79	42.99
Average common shareholders' equity as a percentage of average assets	**10.13**	7.90	7.93	8.66	9.15
Tier 1 common capital as a percentage of risk-weighted assets (a)	**10.13**	8.18	7.08	6.85	7.54
Tier 1 capital as a percentage of risk-weighted assets	**10.13**	12.46	10.66	7.51	8.03
Tangible common equity as a percentage of tangible assets (a)	**10.54**	7.99	7.21	7.97	8.62

(a) See Supplemental Financial Data section for reconcilements of non-GAAP financial measures.
n/m - not meaningful.

2010 FINANCIAL RESULTS AND KEY CORPORATE INITIATIVES

FINANCIAL RESULTS

- Net income was $277 million for 2010, compared to $17 million for 2009. Net income attributable to common shares was $153 million for 2010, compared to a net loss attributable to common shares of $118 million for 2009. Included in the net income (loss) attributable to common shares were preferred dividends of $123 million and $134 million in 2010 and 2009, respectively. Net income per diluted common share was $0.88 for 2010, compared to a net loss per diluted common share of $0.79 for 2009. The most significant items contributing to the increase in net income are described below.
- The provision for loan losses decreased $602 million in 2010, compared to 2009, resulting from significant improvements in credit quality. Improvements in credit quality included a decline of $2.2 billion in the Corporation's internal watch list loans from December 31, 2009 to December 31, 2010, compared to an increase of $2.0 billion in the prior year. Additional indicators of improved credit quality included a decrease of $369 million in the inflow to nonaccrual loans (based on an analysis of nonaccrual loans with book balances greater than $2 million), a decrease in net credit-related charge-offs of $305 million and a decrease of $39 million in loans past due 90 days or more and still accruing in 2010, compared to 2009.
- Average loans in 2010 were $40.5 billion, a decrease of $5.6 billion from 2009, reflecting subdued loan demand from customers in a modestly recovering economic environment as well as expected runoff in the Commercial Real Estate business line.
- Average core deposits increased $3.4 billion, or 10 percent, in 2010, compared to 2009. The increase in average core deposits reflected increases in average money market and NOW deposits of $3.4 billion, or 26 percent, and noninterest–bearing deposits of $2.2 billion, or 17 percent, in 2010, partially offset by a decrease in customer certificates of deposit of $2.3 billion. Core deposits exclude other time deposits and foreign office time deposits.
- Net interest income increased $79 million to $1.6 billion in 2010, compared to 2009. The net interest margin increased 52 basis points to 3.24 percent, primarily due to changes in the funding mix, including a continued shift in funding sources toward lower-cost funds, and improved loan spreads.
- Noninterest income decreased $261 million compared to 2009. Excluding net securities gains, noninterest income decreased $21 million, or three percent, compared to 2009. Increases of $16 million in commercial lending fees, $7 million in card fees and $7 million in letter of credit fees were partially offset by decreases of $20 million in service charges on deposit accounts and $7 million in fiduciary income. 2009 included net securities gains of $243 million, $15 million in gains related to the repurchase of debt and $8 million in net gains on the termination of leveraged leases.
- Noninterest expenses decreased $10 million, or one percent, compared to 2009, primarily due to decreases of $28 million in Federal Deposit Insurance Corporation (FDIC) insurance expense, $27 million in defined benefit pension expense and $19 million in other real estate expense, partially offset by an increase of $53 million in salaries expense. The increase in salaries expense was largely driven by an increase in incentive compensation, reflecting improved overall performance and 2010 peer rankings.
- The Corporation fully redeemed $2.25 billion of Fixed Rate Cumulative Perpetual Preferred Stock (preferred stock) issued in connection with the U.S. Department of Treasury (U.S. Treasury) Capital Purchase Program (the Capital Purchase Program). The redemption was funded by the net proceeds from an $880 million common stock offering completed in the first quarter 2010 and from excess liquidity at the parent company. The redemption resulted in a one-time redemption charge of $94 million in 2010, reflecting the accelerated accretion of the remaining discount, which reduced diluted earnings per common share by $0.54 in 2010. The total impact of the preferred stock, including the redemption charge, cash dividends of $24 million and non-cash discount accretion of $5 million, was a reduction to 2010 diluted earnings per common share of $0.71.

KEY CORPORATE INITIATIVES

- Completed an $880 million common stock offering and fully redeemed $2.25 billion of preferred stock issued to the U.S. Treasury in the first quarter 2010.

- Doubled the quarterly dividend to 10 cents per share in the fourth quarter following the overall positive financial performance trends of the Corporation and a modest improvement in the economy. In addition, the Corporation's Board of Directors authorized the repurchase of up to 12.6 million shares of common stock in the open market and also authorized the purchase of outstanding warrants to purchase up to 11.5 million shares of the Corporation's common stock.
- Redeemed $515 million of 6.576% subordinated notes due 2037 at par in the fourth quarter 2010. The notes related to $500 million of trust preferred securities issued by an unconsolidated subsidiary, which were concurrently redeemed. The Corporation additionally early redeemed $2 billion of Federal Home Loan Bank (FHLB) advances without penalty in 2010.
- Continued to aggressively focus resources on managing credit quality in 2010, particularly in the Commercial Real Estate business line. Within the Commercial Real Estate business line, year-end 2010 residential real estate development exposure was reduced by $507 million, or 48 percent, compared to year-end 2009, and by $1.4 billion, or 71 percent, compared to year-end 2008.
- Maintained strong capital ratios, while eliminating all preferred stock and trust preferred securities from Tier 1 and total capital. Tier 1 common capital was 10.13 percent at December 31, 2010, up from 8.18 percent at December 31, 2009.
- Increased loan and deposit spreads as a result of a strategic initiative which commenced in mid-2008 to better align risk with appropriate returns in changing market conditions.
- On January 18, 2011, announced a definitive agreement to acquire Sterling Bancshares, Inc. (Sterling) under which the Corporation will acquire all of the outstanding shares of Sterling common stock in a stock-for-stock transaction. Under the terms of the agreement, each outstanding share of Sterling common stock will be exchanged for 0.2365 shares of the Corporation's common stock upon closing. The transaction is expected to be completed by mid-year 2011 and is subject to customary closing conditions, including approval by Sterling shareholders and regulatory approvals. Sterling is a Houston-based bank holding company with total assets of $5.2 billion at December 31, 2010, which operates banking centers in Houston, San Antonio, Fort Worth and Dallas, Texas.

OVERVIEW

Comerica Incorporated (the Corporation) is a financial holding company headquartered in Dallas, Texas. The Corporation's major business segments are the Business Bank, the Retail Bank and Wealth & Institutional Management. The core businesses are tailored to each of the Corporation's four primary geographic markets: Midwest, Western, Texas and Florida.

The accounting and reporting policies of the Corporation and its subsidiaries conform to U.S. generally accepted accounting principles (GAAP). The Corporation's consolidated financial statements are prepared based on the application of accounting policies, the most significant of which are described in Note 1 to the consolidated financial statements. The most critical of these significant accounting policies are discussed in the "Critical Accounting Policies" section of this financial review.

As a financial institution, the Corporation's principal activity is lending to and accepting deposits from businesses and individuals. The primary source of revenue is net interest income, which is principally derived from the difference between interest earned on loans and investment securities and interest paid on deposits and other funding sources. The Corporation also provides other products and services that meet the financial needs of customers and which generate noninterest income, the Corporation's secondary source of revenue. Growth in loans, deposits and noninterest income is affected by many factors, including economic conditions in the markets the Corporation serves, the financial requirements and economic health of customers, and successfully adding new customers and/or increasing the number of products used by current customers. Success in providing products and services depends on the financial needs of customers and the types of products desired.

For full-year 2011, management expects the following, compared to full-year 2010, based on a continuation of modest growth in the economy. This outlook does not include any impact from the pending acquisition of Sterling Bancshares, Inc.

- A low single-digit decrease in average loans. Excluding the Commercial Real Estate business line, a low single-digit increase in average loans.
- Average earning assets of approximately $48 billion, reflecting lower excess liquidity in addition to a decrease in average loans.
- An average net interest margin similar to full-year 2010, based on no increase in the Federal Funds rate.
- Net credit-related charge-offs between $350 million and $400 million. The provision for credit losses is expected to be between $150 million and $200 million.
- A low single-digit decline in noninterest income, primarily due to the impact of regulatory changes.
- A low single-digit increase in noninterest expenses, primarily due to an increase in employee benefits expense.
- Income tax expense to approximate 36 percent of income before income taxes less approximately $60 million of permanent differences related to low-income housing and bank-owned life insurance.
- Commence a share repurchase program that, combined with dividend payments, results in a payout of less than 50 percent of earnings.

ANALYSIS OF NET INTEREST INCOME-Fully Taxable Equivalent (FTE)

(dollar amounts in millions)

Years Ended December 31	**2010**			**2009**			**2008**		
	Average Balance	**Interest**	**Average Rate**	**Average Balance**	**Interest**	**Average Rate**	**Average Balance**	**Interest**	**Average Rate**
Commercial loans	**$ 21,090**	**$ 820**	**3.89** %	$ 24,534	$ 890	3.63 %	$ 28,870	$ 1,468	5.08 %
Real estate construction loans	**2,839**	**90**	**3.17**	4,140	121	2.92	4,715	231	4.89
Commercial mortgage loans	**10,244**	**421**	**4.10**	10,415	437	4.20	10,411	580	5.57
Residential mortgage loans	**1,607**	**85**	**5.30**	1,756	97	5.53	1,886	112	5.94
Consumer loans	**2,429**	**86**	**3.54**	2,553	94	3.68	2,559	130	5.08
Lease financing (a)	**1,086**	**42**	**3.88**	1,231	40	3.25	1,356	8	0.59
International loans	**1,222**	**48**	**3.94**	1,533	58	3.79	1,968	101	5.13
Business loan swap income (b)	**-**	**28**	**-**	-	34	-	-	24	-
Total loans (c)	**40,517**	**1,620**	**4.00**	46,162	1,771	3.84	51,765	2,654	5.13
Auction-rate securities available-for-sale	**745**	**8**	**1.01**	1,010	15	1.47	193	6	2.95
Other investment securities available-for-sale	**6,419**	**220**	**3.51**	8,378	318	3.88	7,908	384	4.88
Total investment securities available-for-sale (d)	**7,164**	**228**	**3.24**	9,388	333	3.61	8,101	390	4.83
Federal funds sold and securities purchased under agreements to resell	**6**	**-**	**0.36**	18	-	0.32	93	2	2.08
Interest-bearing deposits with banks (e)	**3,191**	**8**	**0.25**	2,440	6	0.25	219	1	0.61
Other short-term investments	**126**	**2**	**1.58**	154	3	1.74	244	10	3.98
Total earning assets	**51,004**	**1,858**	**3.65**	58,162	2,113	3.64	60,422	3,057	5.06
Cash and due from banks	**825**			883			1,185		
Allowance for loan losses	**(1,019)**			(947)			(691)		
Accrued income and other assets	**4,743**			4,711			4,269		
Total assets	**$ 55,553**			$ 62,809			$ 65,185		
Money market and NOW deposits	**$ 16,355**	**51**	**0.31**	$ 12,965	63	0.49	$ 14,245	207	1.45
Savings deposits	**1,394**	**1**	**0.08**	1,339	2	0.11	1,344	6	0.45
Customer certificates of deposit	**5,875**	**53**	**0.90**	8,131	183	2.26	8,150	263	3.23
Total interest-bearing core deposits	**23,624**	**105**	**0.44**	22,435	248	1.11	23,739	476	2.01
Other time deposits (f)	**306**	**9**	**3.04**	4,103	121	2.96	6,715	232	3.45
Foreign office time deposits (g)	**462**	**1**	**0.31**	653	2	0.29	926	26	2.77
Total interest-bearing deposits	**24,392**	**115**	**0.47**	27,191	371	1.37	31,380	734	2.34
Short-term borrowings	**216**	**1**	**0.25**	1,000	2	0.24	3,763	87	2.30
Medium- and long-term debt (f)	**8,684**	**91**	**1.05**	13,334	165	1.23	12,457	415	3.33
Total interest-bearing sources	**33,292**	**207**	**0.62**	41,525	538	1.29	47,600	1,236	2.59
Noninterest-bearing deposits	**15,094**			12,900			10,623		
Accrued expenses and other liabilities	**1,099**			1,285			1,520		
Total shareholders' equity	**6,068**			7,099			5,442		
Total liabilities and shareholders' equity	**$ 55,553**			$ 62,809			$ 65,185		
Net interest income/rate spread (FTE)		**$ 1,651**	**3.03**		$ 1,575	2.35		$ 1,821	2.47
FTE adjustment (h)		**$ 5**			$ 8			$ 6	
Impact of net noninterest-bearing sources of funds			**0.21**			0.37			0.55
Net interest margin (as a percentage of average earning assets (FTE) (a) (e)			**3.24** %			2.72 %			3.02 %

(a) 2008 net interest income declined $38 million and the net interest margin declined six basis points due to tax-related non-cash lease income charges.

(b) The gain or loss attributable to the effective portion of cash flow hedges of loans is shown in "Business loan swap income".

(c) Nonaccrual loans are included in average balances reported and are included in the calculation of average rates.

(d) Average rate based on average historical cost.

(e) Excess liquidity, represented by average balances deposited with the Federal Reserve Bank, reduced the net interest margin by 20 basis points, 11 basis points and one basis point in 2010, 2009 and 2008, respectively. Excluding excess liquidity, the net interest margin would have been 3.44% in 2010, 2.83% in 2009 and 3.03% in 2008. See Supplemental Financial Data section for reconcilements of non-GAAP financial measures.

(f) Other time deposits and medium- and long-term debt average balances have been adjusted to reflect the gain or loss attributable to the risk hedged by risk management swaps that qualify as fair value hedges. The gain or loss attributable to the effective portion of fair value hedges of other time deposits and medium- and long-term debt, which totaled a net gain of $77 million, $61 million and $43 million in 2010, 2009 and 2008, respectively, is included in the related interest expense line item.

(g) Includes substantially all deposits by foreign domiciled depositors; deposits are primarily in excess of $100,000.

(h) The FTE adjustment is computed using a federal income tax rate of 35%.

RATE-VOLUME ANALYSIS
Fully Taxable Equivalent (FTE)
(in millions)

	2010 / 2009			2009 / 2008		
	Increase (Decrease) Due to Rate	**Increase (Decrease) Due to Volume (a)**	**Net Increase (Decrease)**	**Increase (Decrease) Due to Rate**	**Increase (Decrease) Due to Volume (a)**	**Net Increase (Decrease)**
Interest income (FTE):						
Loans:						
Commercial loans	$ 63	$ (133)	$ (70)	$ (421)	$ (157)	$ (578)
Real estate construction loans	10	(41)	(31)	(93)	(17)	(110)
Commercial mortgage loans	(9)	(7)	(16)	(143)	-	(143)
Residential mortgage loans	(4)	(8)	(12)	(8)	(7)	(15)
Consumer loans	(3)	(5)	(8)	(36)	-	(36)
Lease financing	8	(6)	2	36	(4)	32
International loans	2	(12)	(10)	(26)	(17)	(43)
Business loan swap income	(6)	-	(6)	10	-	10
Total loans	61	(212)	(151)	(681)	(202)	(883)
Auction-rate securities available-for-sale	(5)	(2)	(7)	(3)	12	9
Other investment securities available-for-sale	(30)	(68)	(98)	(84)	18	(66)
Total investment securities available-for-sale	(35)	(70)	(105)	(87)	30	(57)
Federal funds sold and securities purchased under agreements to resell	-	-	-	(2)	-	(2)
Interest-bearing deposits with banks	-	2	2	(1)	6	5
Other short-term investments	-	(1)	(1)	(2)	(5)	(7)
Total interest income (FTE)	26	(281)	(255)	(773)	(171)	(944)
Interest expense:						
Interest-bearing deposits:						
Money market and NOW accounts	(22)	10	(12)	(138)	(6)	(144)
Savings deposits	(1)	-	(1)	(4)	-	(4)
Customer certificates of deposit	(110)	(20)	(130)	(79)	(1)	(80)
Other time deposits	3	(115)	(112)	(34)	(77)	(111)
Foreign office time deposits	-	(1)	(1)	(23)	(1)	(24)
Total interest-bearing deposits	(130)	(126)	(256)	(278)	(85)	(363)
Short-term borrowings	-	(1)	(1)	(78)	(7)	(85)
Medium- and long-term debt	(24)	(50)	(74)	(262)	12	(250)
Total interest expense	(154)	(177)	(331)	(618)	(80)	(698)
Net interest income (FTE)	$ 180	$ (104)	$ 76	$ (155)	$ (91)	$ (246)

(a) Rate/volume variances are allocated to variances due to volume.

NET INTEREST INCOME

Net interest income is the difference between interest and yield-related fees earned on assets and interest paid on liabilities. Adjustments are made to the yields on tax-exempt assets in order to present tax-exempt income and fully taxable income on a comparable basis. Gains and losses related to the effective portion of risk management interest rate swaps that qualify as hedges are included with the interest income or expense of the hedged item when classified in net interest income. Net interest income on a fully taxable equivalent (FTE) basis comprised 68 percent of total revenues in 2010, compared to 60 percent in 2009 and 67 percent in 2008. The "Analysis of Net Interest Income-Fully Taxable Equivalent" table of this financial review provides an analysis of net interest income for the years ended December 31, 2010, 2009 and 2008. The rate-volume analysis in the table above details the components of the change in net interest income on a FTE basis for 2010 compared to 2009 and 2009 compared to 2008.

Net interest income was $1.6 billion in 2010, an increase of $79 million, or five percent, compared to 2009. The increase in net interest income in 2010 resulted primarily from changes in the funding mix, including a continued shift in funding sources toward lower-cost funds, and improved loan spreads. On a FTE basis, net interest income was $1.7 billion in 2010, an increase of $76 million, or five percent, from 2009. Average earning assets decreased $7.2 billion, or 12 percent, to $51.0 billion in 2010, compared to $58.2 billion in 2009, primarily due to a $5.6 billion, or 12 percent, decrease in average loans, to $40.5 billion, and a $2.2 billion decrease in investment securities available-for-sale, partially offset by an increase of $751 million in average interest-bearing deposits with banks. The net interest margin (FTE) increased 52 basis points to 3.24 percent in 2010, from 2.72 percent in 2009, resulting primarily from the reasons cited for the increase in net interest income discussed above. The net interest margin was reduced by approximately 20 basis points and 11 basis points in 2010 and 2009, respectively, from excess liquidity. Excess liquidity was represented by $3.1 billion and $2.4 billion of average balances deposited with the Federal Reserve Bank (FRB) in 2010 and 2009, respectively, included in "interest-bearing deposits with banks" on the consolidated balance sheets.

The Corporation implements various asset and liability management strategies to manage net interest income exposure to interest rate risk. Refer to the "Interest Rate Risk" section of this financial review for additional information regarding the Corporation's asset and liability management policies.

In 2009, net interest income was $1.6 billion, a decrease of $248 million, or 14 percent, from 2008. The decrease in net interest income in 2009 was primarily due to loan rates declining faster than deposit rates with late 2008 rate reductions, partially offset by increased loan spreads. On a FTE basis, net interest income was $1.6 billion in 2009, a decrease of $246 million, or 13 percent, from 2008. Average earning assets decreased $2.2 billion, or four percent, to $58.2 billion in 2009, compared to 2008, primarily as a result of a $5.6 billion decrease in average loans, partially offset by increases of $2.2 billion in average interest-bearing deposits with banks and $1.3 billion in average investment securities available-for-sale. The net interest margin (FTE) decreased to 2.72 percent in 2009, from 3.02 percent in 2008, resulting primarily from the reasons cited for the decline in net interest income discussed above, as well as excess liquidity and the reduced contribution of noninterest-bearing funds in a significantly lower rate environment. The net interest margin was reduced by 11 basis points in 2009 from excess liquidity, represented by $2.4 billion of average balances deposited with the FRB.

Management expects an average net interest margin similar to full-year 2010 based on no increase in the Federal Funds rate. This outlook does not include any impact from the pending acquisition of Sterling Bancshares, Inc.

PROVISION FOR CREDIT LOSSES

The provision for credit losses includes both the provision for loan losses and the provision for credit losses on lending-related commitments. The provision for loan losses reflects management's evaluation of the adequacy of the allowance for loan losses. The provision for credit losses on lending-related commitments, a component of "noninterest expenses" on the consolidated statements of income, reflects management's assessment of the adequacy of the allowance for credit losses on lending-related commitments. The Corporation performs a detailed credit quality review quarterly to determine the adequacy of the allowance for loan losses and the allowance for credit losses on lending-related commitments and records provisions for each based on the results. For a further discussion of both allowances, refer to the "Credit Risk" and the "Critical Accounting Policies" sections of this financial review.

The provision for loan losses was $480 million in 2010, compared to $1.1 billion in 2009 and $686 million in 2008. The $602 million decrease in the provision for loan losses in 2010, compared to 2009, resulted primarily from significant, broad-based improvements in credit quality. Improvements in credit quality included a decline of $2.2 billion in the Corporation's internal watch list loans from year-end 2009 to year-end 2010, compared to an increase of $2.0 billion in the same period in 2009. Additional indicators of improved credit quality included a decrease of $369 million in the inflow to nonaccrual loans (based on an analysis of nonaccrual loans with book balances greater than $2 million), a decline in net credit-related charge-offs of $305 million, and a decrease of $39 million in loans past 90 days or more and still accruing in 2010, compared to 2009. The increase in the provision for loan losses in 2009, when compared to 2008, was primarily the result of credit challenges in the Middle Market, Commercial Real Estate (primarily residential real estate development), Global Corporate Banking, Leasing and Private Banking loan portfolios.

The national economy was recovering moderately from the middle of 2009 until the middle of the second quarter 2010, when the pace of economic growth slowed in reaction to the European sovereign debt crisis, the temporary interruption of various government support programs and the oil spill in the Gulf of Mexico. Economic growth rebounded in the third quarter and was evidenced by a private-sector led recovery. Real gross domestic product growth was just under three percent from December 31, 2009 to December 31, 2010. Texas continued to outperform the national economy in 2010, with notable strength in manufacturing and energy exploration. Reflecting the broadening recovery in Texas, nonfarm payrolls increased at an approximate two percent annual rate in 2010, compared to slightly below one percent increase nationally. The average Texas Economic Activity Index for the first ten months of 2010 was 91 percent. The Texas Economic Activity Index equally weights nine seasonally-adjusted coincident indicators of real state economic activity. The indicators reflect activity in the energy, manufacturing, travel, and trade sectors, as well as job growth and consumer outlays. The Michigan economy showed signs of recovery with strength in manufacturing, but continued to lag behind the national recovery. The average Michigan Economic Activity Index for the first eleven months of 2010 increased 15 percent from the average for full-year 2009. The Michigan Economic Activity Index represents nine different measures of economic activity compiled by the Corporation. The California economy also appears to be lagging the national recovery. Payrolls through December were rising at a rate of less than one percent, which was slower than the national average. California's housing sector appears to be improving as prices are now more aligned to income and the inventory of unsold homes has declined. The average California Economic Activity Index compiled by the Corporation for the first eleven months of 2010 increased four percent from the average for full-year 2009. The California Economic Activity Index equally weights nine, seasonally-adjusted, coincident measures of economic activity. Forward-looking indicators suggest that economic conditions in the Corporation's primary geographic markets are likely to continue to strengthen gradually against a background of moderate national and global expansions.

Net loan charge-offs in 2010 decreased $304 million to $564 million, or 1.39 percent of average total loans, compared to $868 million, or 1.88 percent, in 2009 and $471 million, or 0.91 percent, in 2008. The $304 million decrease in net loan charge-offs in 2010, compared to 2009, consisted primarily of decreases in net loan charge-offs in the Commercial Real Estate ($114 million), Global Corporate Banking ($61 million), Middle Market ($60 million), and Specialty Business ($57 million) business lines, partially offset by an increase in net loan charge-offs in the Private Banking business line ($15 million). The Specialty Businesses business line includes Energy Lending, Leasing, Technology and Life Sciences, Mortgage Banker Finance, Entertainment Lending and the Financial Services Division. The $114 million decrease in net loan charge-offs in the Commercial Real Estate business line reflected decreases in all markets, with the exception of Texas. In the Texas market, Commercial Real Estate business line net loan charge-offs increased $17 million, primarily due to charge-offs in residential land development and multi-use projects in the residential construction loan portfolio. By geographic market, the decrease in net loan charge-offs in 2010, compared to 2009, consisted primarily of decreases in the Midwest ($134 million) and Western ($115 million) markets.

The provision for credit losses on lending-related commitments was a negative provision of $2 million in 2010, compared to provisions of less than $0.5 million in 2009 and $18 million in 2008. The $2 million reduction in the provision for credit losses on lending-related commitments in 2010, compared to 2009, resulted primarily from improved credit quality in unfunded commitments in the Midwest and Western markets and a decrease in specific reserves for letters of credit.

An analysis of the changes in the allowance for loan losses, including charge-offs and recoveries by loan category, is provided in the "Analysis of the Allowance for Loan Losses" table in the "Credit Risk" section of this financial review. An analysis of the changes in the allowance for credit losses on lending-related commitments is also provided in the "Credit Risk" section of this financial review.

Management expects net credit-related charge-offs between $350 million and $400 million for full-year 2011. The provision for credit losses is expected to be between $150 million and $200 million. This outlook does not include any impact from the pending acquisition of Sterling Bancshares, Inc.

NONINTEREST INCOME

(in millions) **Years Ended December 31**	**2010**	**2009**	**2008**
Service charges on deposit accounts	**$ 208**	$ 228	$ 229
Fiduciary income	**154**	161	199
Commercial lending fees	**95**	79	69
Letter of credit fees	**76**	69	69
Card fees	**58**	51	58
Foreign exchange income	**39**	41	40
Bank-owned life insurance	**40**	35	38
Brokerage fees	**25**	31	42
Net securities gains	**3**	243	67
Other noninterest income	**91**	112	82
Total noninterest income	**$ 789**	$ 1,050	$ 893

Noninterest income decreased $261 million to $789 million in 2010, compared to $1.1 billion in 2009, and increased $157 million, or 18 percent, in 2009, compared to $893 million in 2008. Excluding net securities gains, noninterest income decreased three percent in 2010, compared to 2009, and two percent in 2009, compared to 2008. An analysis of significant year over year changes by individual line item follows.

Service charges on deposit accounts decreased $20 million, or nine percent, to $208 million in 2010, compared to $228 million in 2009, and decreased $1 million, or less than one percent, in 2009. The decrease in 2010 was due to lower commercial service charges and reduced fees from retail overdrafts and non-sufficient funds in part due to the impact of Regulation E.

Fiduciary income decreased $7 million, or four percent, to $154 million in 2010, compared to $161 million in 2009, and decreased $38 million, or 19 percent, in 2009. Personal and institutional trust fees are the two major components of fiduciary income. These fees are based on services provided and assets managed. Fluctuations in the market values of the underlying assets managed, which include both equity and fixed income securities, impact fiduciary income. The decrease in 2010 was primarily due to the sale of the Corporation's proprietary defined contribution plan recordkeeping business in the second quarter 2009. The decrease in 2009, compared to 2008, was primarily due to lower personal trust fees related to market value decline in late 2008 and the sale of the defined contribution plan recordkeeping business.

Commercial lending fees increased $16 million, or 21 percent, to $95 million in 2010, compared to $79 million in 2009, and increased $10 million, or 14 percent, in 2009. The majority of the increase in 2010 resulted from improved pricing on unused commercial loan commitments as well as lower usage levels in 2010. The majority of the increase in 2009 resulted from increased risk-adjusted pricing on unused commercial loan commitments.

Letter of credit fees increased $7 million, or 10 percent, to $76 million in 2010, compared to $69 million in both 2009 and 2008. The increase in 2010 was primarily due to improved pricing on standby letters of credit and new business.

Card fees, which consist primarily of interchange fees earned on debit and commercial cards, increased $7 million, or 15 percent, to $58 million in 2010, compared to $51 million in 2009, and decreased $7 million, or 13 percent, in 2009. Growth in 2010 resulted primarily from the modestly improving economic environment, which allowed companies to return to less restrictive spending habits and led to higher levels of commercial card business activity and new customers. The decline in 2009 resulted primarily from lower levels of retail and commercial card business activity.

Bank-owned life insurance income increased $5 million, or 14 percent, to $40 million in 2010, compared to a decrease of $3 million, or eight percent, in 2009. The increase in 2010 resulted primarily from an increase in death benefits received. The decrease in 2009 resulted primarily from a decrease in death benefits received and reduced earnings on bank-owned life insurance policies.

Brokerage fees of $25 million decreased $6 million, or 22 percent, in 2010, compared to a decrease of $11 million, or 25 percent, in 2009. Brokerage fees include commissions from retail brokerage transactions and mutual fund sales and are subject to changes in the level of market activity. The decreases in 2010 and 2009 were primarily due to the impact of lower transaction and dollar volumes despite modest economic growth in 2010.

Net securities gains decreased $240 million, to $3 million in 2010, compared to an increase of $176 million, to $243 million in 2009. Net securities gains in 2010 primarily reflected net gains on sales and redemptions of auction-rate securities ($8 million), partially offset by a loss related to the derivative contract associated with the 2008 sale of the Corporation's ownership of VISA shares ($5 million). In 2009, net securities gains primarily reflected gains on the sale of residential mortgage-backed securities ($225 million) and gains on the redemption of auction-rate securities ($14 million). Residential mortgage-backed government agency securities were sold in 2009 as market conditions were favorable and there was no longer a need to hold a large portfolio of fixed-rate securities to mitigate the impact of potential future rate declines on net interest income. 2008 included gains from the sales of the Corporation's ownership of Visa ($48 million) and MasterCard shares ($14 million).

Other noninterest income decreased $21 million, or 19 percent, in 2010, compared to an increase of $30 million, or 37 percent, in 2009. The following table illustrates fluctuations in certain categories included in "other noninterest income" on the consolidated statements of income.

(in millions) **Years Ended December 31**	**2010**	**2009**	**2008**
Other noninterest income			
Deferred compensation asset returns (a)	**$ 5**	$ 10	$ (26)
Net income (loss) from principal investing and warrants	**3**	(6)	(10)
Risk management hedge gains (losses) from interest rate and foreign exchange contracts	**(2)**	(6)	8
Amortization of low income housing investments	**(51)**	(48)	(46)
Gain on repurchase of debt	**2**	15	-
Net gain on termination of leveraged leases	**-**	8	-
Net gain on sales of businesses	**-**	5	-

(a) Compensation deferred by the Corporation's officers is invested in stocks and bonds to reflect the investment selections of the officers. Income (loss) earned on these assets is reported in noninterest income and the offsetting increase (decrease) in the liability is reported in salaries expense.

Management expects a low single-digit decline in noninterest income for full-year 2011, compared to full-year 2010, primarily due to the impact of regulatory changes. This outlook does not include any impact from the pending acquisition of Sterling Bancshares, Inc.

NONINTEREST EXPENSES

(in millions) Years Ended December 31	2010	2009	2008
Salaries	**$ 740**	$ 687	$ 781
Employee benefits	**179**	210	194
Total salaries and employee benefits	**919**	897	975
Net occupancy expense	**162**	162	156
Equipment expense	**63**	62	62
Outside processing fee expense	**96**	97	104
Software expense	**89**	84	76
FDIC Insurance expense	**62**	90	16
Legal Fees	**35**	37	29
Advertising expense	**30**	29	30
Other real estate expense	**29**	48	10
Litigation and operational losses	**11**	10	103
Provision for credit losses on lending-related commitments	**(2)**	-	18
Other noninterest expenses	**146**	134	172
Total noninterest expenses	**$ 1,640**	$ 1,650	$ 1,751

Noninterest expenses decreased $10 million, or one percent, to $1,640 million in 2010, compared to $1,650 million in 2009, and decreased $101 million, or six percent, in 2009, from $1,751 million in 2008. Excluding an $88 million net charge related to the repurchase of auction-rate securities from certain customers in 2008, noninterest expenses decreased $13 million, or one percent, in 2009, compared to 2008. An analysis of increases and decreases by individual line item is presented below.

Salaries expense increased $53 million, or eight percent, in 2010, compared to a decrease of $94 million, or 12 percent, in 2009. The increase in salaries expense in 2010 was primarily due to an increase in incentive compensation of $56 million, reflecting improved overall performance and 2010 peer rankings. The Corporation's incentive programs are designed to reward performance and provide market competitive total compensation. Business unit incentives are tied to new business and business unit profitability, while executive incentives are tied to the Corporation's overall performance and peer-based comparisons of results. During the time the Corporation was a participant in the Capital Purchase Program, adjustments were made to the incentive programs to comply with related restrictions. The decrease in salaries expense in 2009 was primarily due to decreases in business unit and executive incentives ($57 million), regular salaries ($39 million), share-based compensation ($19 million) and severance ($15 million), partially offset by an increase in deferred compensation plan costs ($36 million). The decrease in regular salaries in 2009 was primarily the result of a decrease in staff of approximately 850 full-time equivalent employees from year-end 2008 to year-end 2009.

Employee benefits expense decreased $31 million, or 15 percent, in 2010, compared to an increase of $16 million, or eight percent, in 2009. The decrease in 2010 resulted primarily from a decline in defined benefit pension expense largely driven by higher than expected net gains on plan assets in 2009. The increase in 2009 resulted primarily from an increase in defined benefit pension expense driven by a decrease in the discount rate. For a further discussion of defined benefit pension expense, refer to the "Critical Accounting Policies" section of this financial review and Note 18 to the consolidated financial statements.

Net occupancy and equipment expense increased $1 million, or less than one percent, to $225 million in 2010, compared to an increase of $6 million, or three percent, in 2009. Net occupancy and equipment expense increased $7 million in 2009 due to the addition of new banking centers.

Outside processing fee expense decreased $1 million, or one percent, to $96 million in 2010, from $97 million in 2009, compared to a decrease of $7 million, or seven percent, in 2009. The decrease in 2009 was largely due to lower volumes in activity-based processing charges resulting from the 2009 sale of the Corporation's proprietary defined contribution plan recordkeeping business.

Software expense increased $5 million, or seven percent, in 2010, compared to an increase of $8 million, or 10 percent, in 2009. The increase in 2010 was primarily due to software upgrades in the banking centers and throughout the Corporation. The increase in 2009 was mostly due to a full year of amortization expense for investments in technology made throughout 2008.

FDIC insurance expense decreased $28 million to $62 million in 2010, compared to an increase of $74 million in 2009. The decrease in 2010 was primarily due to the 2009 industry-wide special assessment charge of $29 million. In addition to the industry-wide special assessment charge, 2009 results reflected an increase in base assessment rates.

Legal fees decreased $2 million to $35 million in 2010, from $37 million in 2009, and increased $8 million in 2009. The increase in 2009 was primarily due to increased loan workout and collection expenses, partially offset by lower other litigation expenses.

Advertising expense increased $1 million, or five percent to $30 million in 2010, from $29 million in 2009, and decreased one million in 2009.

Other real estate expenses decreased $19 million to $29 million in 2010, from $48 million in 2009, and increased $38 million in 2009. Other real estate expenses reflects write-downs, net gains (losses) on sales and carrying costs related primarily to foreclosed property. The decrease in 2010 was primarily due to a decrease in write-downs on foreclosed property and net gains on foreclosed property sold. The increase in 2009 was primarily due to write-downs on foreclosed property of $34 million in 2009 reflecting declines in property values. For additional information regarding foreclosed property, refer to "Nonperforming Assets" in the "Credit Risk" section of this financial review.

Litigation and operational losses increased $1 million to $11 million in 2010, from $10 million in 2009, and decreased $93 million in 2009. Litigation and operational losses include traditionally defined operating losses, such as fraud and processing losses, as well as uninsured losses and litigation losses. These expenses are subject to fluctuation due to timing of authorized and actual litigation settlements, as well as insurance settlements. Litigation and operational losses in 2008 included a net charge of $88 million related to the repurchase of auction-rate securities from certain customers. For additional information on the repurchase of auction-rate securities, refer to "Investment Securities Available-for-Sale" in the "Balance Sheet and Capital Funds Analysis" section and "Critical Accounting Policies" section of this financial review and Note 4 to the consolidated financial statements.

Other noninterest expenses increased $12 million, or eight percent, in 2010, and decreased $38 million, or 21 percent, in 2009. The increase in 2010 was primarily due to a $5 million loss on the redemption of trust preferred securities and smaller increases in several other expense categories. The decrease in 2009 was due in part to decreases of $11 million, or 40 percent, in travel and entertainment expenses, and $9 million in customer services expenses.

Management expects a low single-digit increase in noninterest expenses for full-year 2011, compared to full-year 2010, primarily due to an increase in employee benefits expense. This outlook does not include any impact from the pending acquisition of Sterling Bancshares, Inc.

INCOME TAXES AND TAX-RELATED ITEMS

The provision for income taxes was a provision of $55 million in 2010, compared to a benefit of $131 million in 2009 and a provision of $59 million in 2008. The increase in the provision for income taxes in 2010 was due primarily to an increase in income before income taxes. The income tax benefit in 2009 reflected the decrease in income before taxes compared to 2008, included a $24 million non-taxable gain on the termination of certain leveraged leases and a benefit of $14 million related to the settlement of certain tax matters due to the audit of years 2001-2004, the filing of certain amended state tax returns and a reduction of tax interest due to anticipated refunds due from the Internal Revenue Service (IRS).

Net deferred tax assets were $383 million at December 31, 2010, compared to $158 million at December 31, 2009, an increase of $225 million, primarily due to a reduction in deferred tax liabilities resulting from payments made to the IRS in 2010 for structured leasing transactions, an increase in unutilized tax credits and an increase in deferred tax assets resulting from adjustments to defined benefit and other postretirement plans recognized in other comprehensive income at December 31, 2010. Included in net deferred tax assets at December 31, 2010 were deferred tax assets of $708 million. Deferred tax assets were evaluated for realization and it was determined that no valuation allowance was needed. This conclusion is based on available evidence of loss carryback capacity, projected future reversals of existing taxable temporary differences and assumptions made regarding future events.

Management expects full-year 2011 income tax expense to approximate 36 percent of income before income taxes less approximately $60 million of permanent differences related to low-income housing and bank-owned life insurance. This outlook does not include any impact from the pending acquisition of Sterling Bancshares, Inc.

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX

Income from discontinued operations, net of tax, was $17 million in 2010, compared to $1 million in both 2009 and 2008. The $16 million increase in 2010, when compared to 2009, resulted from a $17 million after-tax gain in the first quarter 2010 from the cash settlement of a note receivable related to the 2006 sale of an investment advisory subsidiary. For further information on the cash settlement of the note and discontinued operations, refer to Note 25 to the consolidated financial statements.

PREFERRED STOCK DIVIDENDS

Preferred stock dividends were $123 million in 2010, compared to $134 million and $17 million in 2009 and 2008, respectively.

In the fourth quarter 2008, the Corporation participated in the Capital Purchase Program and received proceeds of $2.25 billion from the U. S. Treasury. In return, the Corporation issued 2.25 million shares of preferred stock and granted a warrant to purchase 11.5 million shares of common stock to the U.S. Treasury. The preferred stock paid a cumulative dividend rate of five percent per annum on the liquidation preference of $1,000 per share.

The proceeds from the Capital Purchase Program were allocated between the preferred stock and the related warrant based on relative fair value, which resulted in an original discount to the preferred stock of $124 million, which was accreted on a level yield basis and recognized as additional preferred stock dividends.

In 2010, the Corporation fully redeemed the $2.25 billion of preferred stock issued in connection with the Capital Purchase Program. The redemption was funded by the net proceeds from an $880 million common stock offering completed in the first quarter 2010 and from excess liquidity at the parent company. Preferred stock dividends in 2010 included a one-time redemption charge of $94 million, reflecting the accelerated accretion of the remaining discount, cash dividends of $24 million and non-cash discount accretion of $5 million. Preferred stock dividends in 2009 and 2008 included $22 million and $3 million, respectively, of non-cash discount accretion. Preferred stock dividends reduced diluted earnings per common share by $0.71, $0.90 and $0.12 in 2010, 2009 and 2008, respectively.

For further information on the Capital Purchase Program, refer to the "Capital" section of this financial review and Note 14 to the consolidated financial statements.

STRATEGIC LINES OF BUSINESS

BUSINESS SEGMENTS

The Corporation's operations are strategically aligned into three major business segments: the Business Bank, the Retail Bank and Wealth & Institutional Management. These business segments are differentiated based upon the products and services provided. In addition to the three major business segments, the Finance Division is also reported as a segment. The Other category includes discontinued operations and items not directly associated with these business segments or the Finance Division. Note 23 to the consolidated financial statements describes the business activities of each business segment and the methodologies which form the basis for these results, and presents financial results of these business segments for the years ended December 31, 2010, 2009 and 2008.

The following table presents net income (loss) by business segment.

(dollar amounts in millions)

Years Ended December 31	**2010**		**2009**		**2008**	
Business Bank	**$ 529**	**107 %**	$ 147	104 %	$ 237	89 %
Retail Bank	**(31)**	**(6)**	(48)	(34)	34	13
Wealth & Institutional Management (a)	**(3)**	**(1)**	43	30	(4)	(2)
	495	**100 %**	142	100 %	267	100 %
Finance	**(234)**		(110)		(48)	
Other (b)	**16**		(15)		(6)	
Total	**$ 277**		$ 17		$ 213	

(a) 2008 included an $88 million net charge ($56 million, after-tax) related to the repurchase of auction-rate securities from customers.

(b) Includes discontinued operations and items not directly associated with the three major business segments or the Finance Division.

The Business Bank's net income of $529 million increased $382 million for the year ended December 31, 2010, compared to net income of $147 million in 2009. Net interest income (FTE) was $1.4 billion in 2010, an increase of $42 million, or three percent, compared to 2009. The increase in net interest income (FTE) was primarily due to an increase in loan and deposit spreads and the benefit provided by a $3.6 billion increase in average deposits, partially offset by a $5.1 billion decrease in average loans. The provision for loan losses decreased $574 million to $286 million in 2010, from $860 million in 2009, reflecting decreases in the Commercial Real Estate, Middle Market and Global Corporate Banking business lines. Net credit-related charge-offs of $424 million decreased $288 million, primarily due to decreases in charge-offs in the Commercial Real Estate, Global Corporate Banking and Middle Market business lines. Noninterest income of $303 million in 2010 increased $12 million from 2009, primarily due to increases in commercial lending fees ($15 million), letter of credit fees ($7 million), card fees ($6 million), and foreign exchange income ($5 million), partially offset by an $8 million 2009 net gain on the termination of certain leveraged leases and a decline in service charges on deposit accounts ($6 million). Noninterest expenses of $632 million in 2010 decreased $6 million from 2009, primarily due to decreases in other real estate expense ($19 million), processing costs ($17 million), the provision for credit losses on lending related commitments ($11 million), employee benefit expenses ($5 million), and nominal decreases in other noninterest expense categories, partially offset by increases in allocated corporate overhead expenses ($45 million) and salaries expense ($13 million). The net corporate overhead expense allocation rates were approximately 6.5 percent and 3.3 percent of total noninterest expenses for all business segments in 2010 and 2009, respectively. The increase in rate in 2010, when compared to 2009, resulted mostly from a decrease in funding credits provided to the business segments resulting from the redemption of preferred stock. The increase in salaries expense was primarily driven by an increase in incentive compensation, reflecting improved financial performance and final 2010 peer rankings. The provision for income taxes (FTE) of $226 million for the year ended December 31, 2010, increased $252 million, compared to a benefit for income taxes (FTE) of $26 million for the comparable period the prior year, primarily due to an increase in income before income taxes.

The net loss for the Retail Bank was $31 million in 2010, compared to a net loss of $48 million in 2009. Net interest income (FTE) of $531 million increased $21 million, or four percent, in 2010, primarily due to an increase in loan and deposit spreads, partially offset by decreases in average loans of $621 million and average deposits of $435 million. The provision for loan losses decreased $38 million to $105 million in 2010, reflecting decreases in the Small Business Banking and Personal Banking business lines. Net credit-related charge-offs of $88 million decreased $31 million, primarily due to a decrease in charge-offs in the Small Business Banking business line. Noninterest income of $174 million decreased $16 million in 2010, from $190 million in 2009, primarily due to a $13 million decline in service charges on deposit accounts. Noninterest expenses of $648 million in 2010 increased $6 million from 2009, primarily due to increases of $24 million in allocated net corporate overhead expenses and $7 million in incentive compensation expense, partially offset by decreases in FDIC insurance expense ($11 million), employee benefit expense ($6 million), and other real estate expenses ($3 million). Refer to the previous Business Bank discussion for an explanation of the increase in allocated net corporate overhead expenses.

The net loss for Wealth & Institutional Management was $3 million in 2010, compared to net income of $43 million in 2009. Net interest income (FTE) of $170 million increased $9 million, or six percent, in 2010, compared to 2009, primarily due to the benefit provided by an increase in average deposits of $108 million and increases in loan and deposit spreads. The provision for loan losses increased $28 million to $90 million, primarily reflecting an increase in Private Banking in the Midwest market. Net credit-related charge-offs of $52 million increased $14 million, primarily due to increases in Private Banking in the Western and Midwest markets. Noninterest income of $240 million decreased $29 million, in 2010, primarily due to decreases in fiduciary income ($8 million), brokerage fees ($7 million), a decrease in gains on the sales and redemptions of auction-rate securities ($6 million) and a second quarter 2009 gain related to the sale of the defined contribution plan recordkeeping business ($5 million). Noninterest expenses of $324 million in 2010 increased $22 million from 2009, due to increases in allocated net corporate overhead expense ($15 million) and incentive compensation expense ($5 million). The 2009 sale of the defined contribution plan recordkeeping business was the primary reason for the decreases in fiduciary income for the year ended December 31, 2010, compared to the prior year. Refer to the previous Business Bank discussion for an explanation of the increase in allocated net corporate overhead expenses.

The net loss in the Finance Division was $234 million in 2010, compared to a net loss of $110 million in 2009. The increase in net loss primarily reflected a $232 million decrease in the noninterest income, primarily due to $225 million of 2009 gains on the sale of residential mortgage-backed securities, partially offset by a decrease of $37 million in net interest expense (FTE) and an increase of $72 million in the provision for income taxes. The decrease in net interest expense (FTE) was primarily due to a reduction in excess liquidity and a decline in wholesale funding, partially offset by the impact of the Corporation's internal funds transfer methodology. The methodology is designed to centralize interest rate risk in the Finance Division and to measure profitability across all interest rate environments. To that end, the Finance Division pays the three major business segments for the long-term value of deposits based upon their assumed lives. The three major business segments pay the Finance Division for funding based on the repricing and term characteristics of their loans. The reduction in loan volume from 2009 to 2010 resulted in less income to the Finance Division, while growth in deposits and their long-term value resulted in greater expenses paid by the Finance Division to the business segments. Noninterest expenses increased $1 million as a decrease in FDIC insurance expense ($8 million) was more than offset by a $5 million loss on the redemption of trust preferred securities and nominal increases in other noninterest expense categories.

Net income in the Other category was $16 million in 2010, compared to a net loss of $15 million in 2009. The increase in net income of $31 million reflected a $17 million after-tax discontinued operations gain recognized in the first quarter 2010, partially offset by timing differences between when corporate expenses are reflected as a consolidated expense and when the expenses are allocated to the business segments.

GEOGRAPHIC MARKET SEGMENTS

The Corporation's management accounting system also produces market segment results for the Corporation's four primary geographic markets: Midwest, Western, Texas and Florida. In addition to the four primary geographic markets, Other Markets and International are also reported as market segments. The Finance & Other Businesses category includes discontinued operations and items not directly associated with the market segments. Note 23 to the consolidated financial statements presents a description of each of these market segments as well as the financial results for the years ended December 31, 2010, 2009 and 2008.

The following table presents net income (loss) by market segment.

(dollar amounts in millions)

Years Ended December 31	**2010**		**2009**		**2008**	
Midwest	**$ 171**	**35 %**	$ 40	29 %	$ 204	77 %
Western	**114**	**23**	(16)	(11)	(20)	(8)
Texas	**70**	**14**	40	28	53	20
Florida	**(13)**	**(3)**	(23)	(17)	(13)	(5)
Other Markets (a)	**100**	**20**	77	54	14	5
International	**53**	**11**	24	17	29	11
	495	**100 %**	142	100 %	267	100 %
Finance & Other Businesses (b)	**(218)**		(125)		(54)	
Total	**$ 277**		$ 17		$ 213	

(a) 2008 included an $88 million net charge ($56 million, after-tax) related to the repurchase of auction-rate securities from customers.

(b) Includes discontinued operations and items not directly associated with the market segments.

The Midwest market's net income increased $131 million to $171 million in 2010, compared to $40 million in 2009. Net interest income (FTE) of $816 million increased $15 million, or two percent, from 2009, primarily due to an increase in loan and deposit spreads and the benefit provided by a $592 million increase in average deposits, partially offset by a $2.1 billion decrease in average loans. The provision for loan losses decreased $238 million, to $199 million in 2010, compared to 2009, reflecting decreases in the Middle Market, Leasing, and Commercial Real Estate business lines, partially offset by an increase in Private Banking. Net credit-related charge-offs decreased $134 million, primarily due to decreases in charge-offs in the Middle Market, Leasing, Commercial Real Estate and Small Business Banking business lines. Noninterest income of $397 million in 2010 decreased $37 million from 2009, primarily due to decreases in service charges on deposit accounts ($13 million), fiduciary income ($9 million) and brokerage fees ($4 million), an $8 million net 2009 gain on the termination of certain leveraged leases and a $4 million loss related to the 2008 sale of the Corporation's ownership of VISA shares, partially offset by an increase in card fees ($6 million). Noninterest expenses of $751 million in 2010 decreased $7 million from 2009, primarily due to decreases in salaries expense other than incentive compensation ($11 million), processing costs ($10 million), FDIC insurance expense ($9 million), employee benefits expense ($9 million), other real estate expense ($6 million), and nominal decreases in other noninterest expense categories, partially offset by an increase in allocated net corporate overhead expenses ($33 million) and incentive compensation ($13 million). Refer to the Business Bank discussion above for an explanation of the increase in allocated net corporate overhead expenses.

The Western market's net income of $114 million increased $130 million in 2010, compared to a net loss of $16 million in 2009. Net interest income (FTE) of $639 million increased $16 million, or three percent, in 2010, primarily due to an increase in loan and deposit spreads and the benefit provided by a $927 million increase in average deposits, partially offset by a $1.6 billion decline in average loans. The provision for loan losses decreased $210 million, to $148 million in 2010, reflecting decreases in the Commercial Real Estate, Global Corporate Banking and Middle Market business lines. Net credit-related charge-offs decreased $115 million, primarily due to decreases in charge-offs in the Commercial Real Estate and Global Corporate Banking business lines. Noninterest income was $135 million in 2010, an increase of $2 million from 2009, primarily due to an increase in foreign exchange income of $5 million, partially offset by a $4 million decrease in service charges on deposit accounts. Noninterest expenses of $432 million in 2010 decreased $2 million from 2009, primarily due to decreases in other real estate expenses ($9 million), processing costs ($6 million), FDIC insurance ($4 million), and nominal decreases in other noninterest expense categories, partially offset by an increase in allocated net corporate overhead expenses ($25 million) and incentive compensation ($8 million). Refer to the previous Business Bank discussion for an explanation of the increase in allocated net corporate overhead expenses.

The Texas market's net income increased $30 million to $70 million in 2010, compared to $40 million in 2009. Net interest income (FTE) of $318 million increased $20 million, or seven percent, in 2010, compared to 2009. The increase in net interest income (FTE) was primarily due to an increase in loan and deposit spreads and the benefit provided by an increase of $808 million in average deposits, partially offset by a $904 million decline in average loans. The provision for loan losses decreased $37 million, primarily due to decreases in the Specialty Businesses, Middle Market and Commercial Real Estate business lines. Net credit-related charge-offs of $47 million decreased $6 million from the prior year, as an increase in the Commercial Real Estate business line was more than offset by decreases in the Specialty Businesses, Middle Market and Small Business Banking business lines. Noninterest income of $91 million in 2010 increased $5 million from 2009, primarily due to an increase in commercial lending fees of $6 million. Noninterest expenses of $253 million in 2010 increased $15 million from 2009, primarily due to increases in allocated net corporate overhead expenses ($14 million) and salaries expense ($7 million). Refer to the previous Business Bank discussion for an explanation of the increase in allocated net corporate overhead expenses.

The net loss in the Florida market was $13 million in 2010, compared to a net loss of $23 million in 2009. Net interest income (FTE) of $43 million in 2010 decreased $1 million, primarily due to a $167 million decrease in loan balances, partially offset by an increase in loan and deposit spreads. The provision for loan losses decreased $26 million, primarily reflecting decreases in the Commercial Real Estate and Middle Market business lines. Net credit-related charge-offs of $30 million decreased $18 million from the prior year, primarily due to decreases in charge-offs in the Commercial Real Estate and Middle Market business lines. Noninterest income of $14 million in 2010 increased $2 million from 2009, reflecting nominal increases in several noninterest income categories. Noninterest expenses of $44 million in 2010 increased $7 million from 2009 due to an increase in allocated corporate overhead expenses ($3 million) and nominal increases in several other noninterest expense categories. Refer to the previous Business Bank discussion for an explanation of the increase in allocated net corporate overhead expenses.

Net income in Other Markets increased $23 million to $100 million in 2010, compared to $77 million in 2009. Net interest income (FTE) of $182 million in 2010 increased $18 million from 2009, primarily due to increases in loan and deposit spreads and the benefit provided by a $562 million increase in average deposits, partially offset by a $603 million decrease in average loans. The provision for loan losses decreased $33 million, reflecting decreases in the Commercial Real Estate and Specialty Businesses business lines, partially offset by an increase in the Middle Market business line. Net credit-related charge-offs decreased $19 million, primarily due to decreases in charge-offs in the Commercial Real Estate and Specialty Businesses business lines, partially offset by an increase in charge-offs in the Middle Market business line. Noninterest income of $45 million decreased $7 million in 2010, compared to 2009, primarily due to a $5 million gain related to the sale of the defined contribution plan recordkeeping business in the second quarter 2009 and a $6 million decrease in gains on the sales and redemptions of auction-rate securities, partially offset by nominal increases in other noninterest income categories. Noninterest expenses of $90 million in 2010 increased $6 million from 2009, primarily due to an increase in net allocated corporate overhead expenses ($5 million). Refer to the previous Business Bank discussion for an explanation of the increase in allocated net corporate overhead expenses.

The International market's net income increased $29 million, to $53 million in 2010, compared to $24 million in 2009. Net interest income (FTE) of $73 million in 2010 increased $4 million, or seven percent, from 2009, primarily due to an increase in loan spreads and the benefit provided by a $325 million increase in average deposits, partially offset by a $344 million decrease in average loans. The negative provision for loan losses of $7 million in 2010 represents a decrease of $40 million compared to 2009, primarily due to decreases in specific allowances and total loans. Noninterest income of $35 million in 2010 increased $2 million from 2009, primarily due to increases in letter of credit fee income. Noninterest expenses of $34 million increased $3 million in 2010 compared to 2009, primarily due to an increase in net allocated corporate overhead expenses.

The net loss for the Finance & Other Business segment was $218 million in 2010, compared to a net loss of $125 million in 2009. The $93 million increase in net loss resulted from the same reasons noted in the Finance Division and Other category discussions under the "Business Segments" heading above.

The following table lists the Corporation's banking centers by geographic market segment.

December 31	**2010**	**2009**	**2008**
Midwest (Michigan)	**217**	232	233
Western:			
California	**103**	98	96
Arizona	**17**	16	12
	120	114	108
Texas	**95**	90	87
Florida	**11**	10	10
International	**1**	1	1
Total	**444**	447	439

BALANCE SHEET AND CAPITAL FUNDS ANALYSIS

Total assets were $53.7 billion at December 31, 2010, a decrease of $5.5 billion from $59.2 billion at December 31, 2009. On an average basis, total assets decreased $7.2 billion to $55.6 billion in 2010, from $62.8 billion in 2009, resulting primarily from decreases in loans ($5.6 billion) and investment securities available-for-sale ($2.2 billion), partially offset by an increase in interest-bearing deposits with banks ($751 million). Also, on an average basis, total liabilities decreased $6.2 billion to $49.5 billion in 2010, from $55.7 billion in 2009, resulting primarily from decreases of $4.7 billion in medium- and long-term debt, $3.8 billion in other time deposits and $784 million in short-term borrowings, partially offset by an increase of $3.4 billion in core deposits.

ANALYSIS OF INVESTMENT SECURITIES AND LOANS

(in millions) **December 31**	**2010**	**2009**	**2008**	**2007**	**2006**
U.S. Treasury and other U.S. government agency securities	**$ 131**	$ 103	$ 79	$ 36	$ 46
Residential mortgage-backed securities	**6,709**	6,261	7,861	6,165	3,497
State and municipal securities	**39**	47	66	3	4
Corporate debt securities:					
Auction-rate debt securities	**1**	150	147	-	-
Other corporate debt securities	**26**	50	42	46	46
Equity and other non-debt securities:					
Auction-rate preferred securities	**570**	706	936	-	-
Money market and other mutual funds	**84**	99	70	46	69
Total investment securities available-for-sale	**$ 7,560**	$ 7,416	$ 9,201	$ 6,296	$ 3,662
Commercial loans	**$ 22,145**	$ 21,690	$ 27,999	$ 28,223	$ 26,265
Real estate construction loans:					
Commercial Real Estate business line (a)	**1,826**	3,002	3,844	4,100	3,453
Other business lines (b)	**427**	459	633	716	750
Total real estate construction loans	**2,253**	3,461	4,477	4,816	4,203
Commercial mortgage loans:					
Commercial Real Estate business line (a)	**1,937**	1,889	1,725	1,467	1,544
Other business lines (b)	**7,830**	8,568	8,764	8,581	8,115
Total commercial mortgage loans	**9,767**	10,457	10,489	10,048	9,659
Residential mortgage loans	**1,619**	1,651	1,852	1,915	1,677
Consumer loans:					
Home equity	**1,704**	1,817	1,796	1,616	1,654
Other consumer	**607**	694	796	848	769
Total consumer loans	**2,311**	2,511	2,592	2,464	2,423
Lease financing	**1,009**	1,139	1,343	1,351	1,353
International loans:					
Banks and other financial institutions	**2**	1	7	27	47
Commercial and industrial	**1,130**	1,251	1,746	1,899	1,804
Total international loans	**1,132**	1,252	1,753	1,926	1,851
Total loans	**$ 40,236**	$ 42,161	$ 50,505	$ 50,743	$ 47,431

(a) Primarily loans to real estate investors and developers.
(b) Primarily loans secured by owner-occupied real estate.

EARNING ASSETS

Total earning assets decreased $5.2 billion, or ten percent, to $49.4 billion at December 31, 2010, from $54.6 billion at December 31, 2009. Average earning asset balances are reflected in the "Analysis of Net Interest Income-Fully Taxable Equivalent" table of this financial review.

Loans

The following tables detail the Corporation's average loan portfolio by loan type, business line and geographic market.

(dollar amounts in millions) **Years Ended December 31**	**2010**	**2009**	**Change**	**Percent Change**
Average Loans By Loan Type:				
Commercial loans	$ **21,090**	$ 24,534	$ (3,444)	(14) %
Real estate construction loans:				
Commercial Real Estate business line (a)	**2,404**	3,538	(1,134)	(32)
Other business lines (b)	**435**	602	(167)	(28)
Total real estate construction loans	**2,839**	4,140	(1,301)	(31)
Commercial mortgage loans:				
Commercial Real Estate business line (a)	**2,000**	1,694	306	18
Other business lines (b)	**8,244**	8,721	(477)	(5)
Total commercial mortgage loans	**10,244**	10,415	(171)	(2)
Residential mortgage loans	**1,607**	1,756	(149)	(8)
Consumer loans:				
Home equity	**1,746**	1,796	(50)	(3)
Other consumer	**683**	757	(74)	(10)
Total consumer loans	**2,429**	2,553	(124)	(5)
Lease financing	**1,086**	1,231	(145)	(12)
International loans	**1,222**	1,533	(311)	(20)
Total loans	$ **40,517**	$ 46,162	$ (5,645)	(12) %
Average Loans By Business Line:				
Middle Market	$ **12,074**	$ 13,932	$ (1,858)	(13) %
Commercial Real Estate	**5,218**	6,437	(1,219)	(19)
Global Corporate Banking	**4,562**	6,006	(1,444)	(24)
National Dealer Services	**3,459**	3,466	(7)	-
Specialty Businesses (c)	**4,973**	5,561	(588)	(11)
Total Business Bank	**30,286**	35,402	(5,116)	(14)
Small Business	**3,524**	3,948	(424)	(11)
Personal Financial Services	**1,862**	2,059	(197)	(10)
Total Retail Bank	**5,386**	6,007	(621)	(10)
Private Banking	**4,819**	4,758	61	1
Total Wealth & Institutional Management	**4,819**	4,758	61	1
Finance/Other	**26**	(5)	31	N/M
Total loans	$ **40,517**	$ 46,162	$ (5,645)	(12) %
Average Loans By Geographic Market:				
Midwest	$ **14,510**	$ 16,592	$ (2,082)	(13) %
Western	**12,705**	14,281	(1,576)	(11)
Texas	**6,480**	7,384	(904)	(12)
Florida	**1,578**	1,745	(167)	(10)
Other Markets	**3,653**	4,256	(603)	(14)
International	**1,565**	1,909	(344)	(18)
Finance/Other	**26**	(5)	31	N/M
Total loans	$ **40,517**	$ 46,162	$ (5,645)	(12) %

(a) Primarily loans to real estate investors and developers.
(b) Primarily loans secured by owner-occupied real estate.
(c) Includes Entertainment, Energy, Leasing, Financial Services Division, Mortgage Banker Finance, and Technology and Life Sciences.
N/M - not meaningful.

Total loans were $40.2 billion at December 31, 2010, a decrease of $2.0 billion from $42.2 billion at December 31, 2009. As shown in the tables above, total average loans decreased $5.6 billion, or 12 percent, to $40.5 billion in 2010, compared to 2009, with declines in all geographic markets and in most business lines from 2009 to 2010 reflecting subdued loan demand from customers in a modestly recovering economic environment. While average loan outstandings declined in 2010, the pace of decline continued to slow during each successive quarter of 2010, and the Corporation was encouraged by the fourth quarter 2010 growth in the commercial loan portfolio.

Average commercial real estate loans, consisting of real estate construction and commercial mortgage loans, decreased $1.5 billion, or 10 percent, to $13.1 billion in 2010, from $14.6 billion in 2009. Commercial mortgage loans are loans where the primary collateral is a lien on any real property. Real property is generally considered primary collateral if the value of that collateral represents more than 50 percent of the commitment at loan approval. Average loans to borrowers in the Commercial Real Estate business line, which primarily includes loans to real estate investors and developers, represented $4.4 billion, or 34 percent of average total commercial real estate loans, in 2010, compared to $5.2 billion, or 36 percent of average total commercial real estate loans, in 2009. The decrease in average commercial real estate loans to borrowers in the Commercial Real Estate business line in 2010 largely resulted from the Corporation's continued efforts to reduce exposure to the residential real estate developer business. The remaining $8.7 billion and $9.4 billion of average commercial real estate loans in other business lines in 2010 and 2009, respectively, were primarily loans secured by owner-occupied real estate. In addition to the $13.1 billion of average 2010 commercial real estate loans discussed above, the Commercial Real Estate business line also had $814 million of average 2010 loans not classified as commercial real estate on the consolidated balance sheet.

Average residential mortgage loans, which primarily include mortgages originated and retained for certain relationship customers, decreased $149 million, or eight percent, to $1.6 billion in 2010, from 2009.

For more information on real estate loans, refer to the "Commercial and Residential Real Estate Lending" portion of the "Risk Management" section of this financial review.

Based on a continuation of modest growth in the economy, management expects a low single-digit decrease in average loans for full-year 2011, compared to full-year 2010. Excluding the Commercial Real Estate business line, management expects a low single-digit increase in average loans for full-year 2011, compared to full-year 2010. This outlook does not include any impact from the pending acquisition of Sterling Bancshares, Inc.

ANALYSIS OF INVESTMENT SECURITIES PORTFOLIO
(Fully Taxable Equivalent)

(dollar amounts in millions) December 31, 2010	Maturity (a) Within 1 Year		1 - 5 Years		5 - 10 Years		After 10 Years		Total		Weighted Average Maturity
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Yrs./Mos.
Available-for-sale											
U.S. Treasury and other U.S. government agency securities	$ 131	0.31 %	$ -	- %	$ -	- %	$ -	- %	$ 131	0.31 %	0/6
Residential mortgage-backed securities	-	-	238	4.46	137	3.66	6,334	3.45	6,709	3.49	13/6
State and municipal securities (b)	-	-	1	9.83	2	0.49	36	0.49	39	0.68	16/6
Corporate debt securities:											
Auction-rate debt securities	-	-	-	-	-	-	1	0.89	1	0.89	26/1
Other corporate debt securities	26	1.12	-	-	-	-	-	-	26	1.11	0/9
Equity and other non-debt securities:											
Auction-rate preferred securities (c)	-	-	-	-	-	-	570	1.00	570	1.00	-
Money market and other mutual funds (d)	-	-	-	-	-	-	84	-	84	-	-
Total investment securities available-for-sale	$ 157	0.45 %	$ 239	4.47 %	$ 139	3.62 %	$ 7,025	3.24 %	$ 7,560	3.22 %	13/3

(a) Based on final contractual maturity.
(b) Primarily auction-rate securities.
(c) Auction-rate preferred securities have no contractual maturity and are excluded from weighted average maturity.
(d) Balances are excluded from the calculation of total yield and weighted average maturity.

Investment Securities Available-for-Sale

Investment securities available-for-sale increased $144 million to $7.6 billion at December 31, 2010, from $7.4 billion at December 31, 2009, primarily reflecting an increase of $448 million of residential mortgage-backed securities, as purchases more than offset early redemptions and maturities, partially offset by a $292 million decrease in auction-rate securities. On an average basis, investment securities available-for-sale decreased $2.2 billion to $7.2 billion in 2010, compared to $9.4 billion in 2009.

Auction-rate securities were purchased in 2008 as a result of the Corporation's September 2008 offer to repurchase, at par, auction-rate securities held by certain retail and institutional clients that were sold through Comerica Securities, a broker/dealer subsidiary of Comerica Bank (the Bank). As of December 31, 2010, the Corporation's auction-rate securities portfolio was carried at an estimated fair value of $609 million, compared to $901 million at December 31, 2009. During 2010, auction-rate securities with a par value of $308 million were redeemed or sold, resulting in net securities gains of $8 million. As of December 31, 2010, approximately 50 percent of the aggregate ARS par value had been redeemed or sold since acquisition, for a cumulative net gain of $27 million. For additional information on the repurchase of auction-rate securities, refer to the "Critical Accounting Policies" section of this financial review and Note 4 to the consolidated financial statements.

Short-Term Investments

Short-term investments include federal funds sold and securities purchased under agreements to resell, interest-bearing deposits with banks and other short-term investments. Federal funds sold offer supplemental earnings opportunities and serve correspondent banks. Average federal funds sold and securities purchased under agreements to resell decreased $12 million to $6 million during 2010, compared to 2009. Interest-bearing deposits with banks are investments with banks in developed countries or international banking facilities of foreign banks located in the United States and include deposits with the FRB. Average interest-bearing deposits with banks increased $751 million to $3.2 billion in 2010, compared to 2009, due to an increase in average deposits with the FRB. At December 31, 2010, interest-bearing deposits with the FRB totaled $1.3 billion, compared to $4.8 billion at December 31, 2009. Other short-term investments include trading securities and loans held-for-sale. Loans held-for-sale typically represent residential mortgage loans and Small Business Administration loans that have been originated with management's intention to sell. Short-term investments, other than loans held-for-sale, provide a range of maturities less than one year and are mostly used to manage liquidity requirements of the Corporation. Average other short-term investments decreased $28 million to $126 million in 2010, compared to 2009.

Based on a continuation of modest growth in the economy, management expects average earning assets of approximately $48 billion for full-year 2011, reflecting lower excess liquidity in addition to a decrease in average loans. This outlook does not include any impact from the pending acquisition of Sterling Bancshares, Inc.

INTERNATIONAL CROSS-BORDER OUTSTANDINGS
(year-end outstandings exceeding 1% of total assets)

(in millions) **December 31**		Government and Official Institutions	Banks and Other Financial Institutions	Commercial and Industrial	Total
Mexico	**2010**	**$ -**	**$ -**	**$ 645**	**$ 645**
	2009	-	-	681	681
	2008	-	-	883	883

International assets are subject to general risks inherent in the conduct of business in foreign countries, including economic uncertainties and each foreign government's regulations. Risk management practices minimize the risk inherent in international lending arrangements. These practices include structuring bilateral agreements or participating in bank facilities, which secure repayment from sources external to the borrower's country. Accordingly, such international outstandings are excluded from the cross-border risk of that country. Mexico, with cross-border outstandings of $645 million, or 1.20 percent of total assets at December 31, 2010, was the only country with outstandings exceeding 1.00 percent of total assets at year-end 2010. There were no countries with cross-border outstandings between 0.75 and 1.00 percent of total assets at year-end 2010. Additional information on the Corporation's Mexican cross-border risk is provided in the table above.

DEPOSITS AND BORROWED FUNDS

The Corporation's average deposits and borrowed funds balances are detailed in the following table.

(dollar amounts in millions) **Years Ended December 31**	**2010**	**2009**	**Change**	**Percent Change**
Noninterest-bearing deposits	**$ 15,094**	$ 12,900	$ 2,194	17 %
Money market and NOW deposits	**16,355**	12,965	3,390	26
Savings deposits	**1,394**	1,339	55	4
Customer certificates of deposit	**5,875**	8,131	(2,256)	(28)
Total core deposits	**38,718**	35,335	3,383	10
Other time deposits	**306**	4,103	(3,797)	(93)
Foreign office time deposits	**462**	653	(191)	(29)
Total deposits	**$ 39,486**	$ 40,091	$ (605)	(2) %
Short-term borrowings	**$ 216**	$ 1,000	$ (784)	(78) %
Medium- and long-term debt	**8,684**	13,334	(4,650)	(35)
Total borrowed funds	**$ 8,900**	$ 14,334	$ (5,434)	(38) %

Average deposits were $39.5 billion in 2010, a decrease of $605 million, or two percent, from $40.1 billion in 2009. Average core deposits increased $3.4 billion, or 10 percent, to $38.7 billion in 2010, compared to 2009. Within average core deposits, nearly all business lines showed increases from 2009 to 2010, including Global Corporate Banking (31 percent), Specialty Businesses (25 percent) and Middle Market (12 percent). Average core deposits increased in all geographic markets from 2009 to 2010, including Other Markets (36 percent), International (33 percent), Florida (21 percent), Texas (18 percent) and Western (8 percent). The increase in average core deposits was, in part, due to an increased level of savings by customers during the uncertain economic conditions throughout 2010. Average other time deposits decreased $3.8 billion and average foreign office time deposits decreased $191 million in 2010, compared to 2009. Other time deposits represent certificates of deposit issued to institutional investors in denominations in excess of $100,000 and to retail customers in denominations of less than $100,000 through brokers, and are an alternative to other sources of purchased funds.

The Corporation participated in the Transaction Account Guarantee Program (TAGP) from its inception in October 2008 through June 30, 2010. During that time, the FDIC provided unlimited deposit insurance protection on noninterest-bearing transaction accounts (as defined by the FDIC). In April 2010, the FDIC adopted an interim rule extending the TAGP through December 31, 2010 for financial institutions that desired to continue participation. The Corporation and its subsidiary banks elected to opt-out of the FDIC's TAGP extension, effective July 1, 2010. On July 1, 2010, deposit insurance reverted back to the statutory coverage limit of $250,000 per depositor. The Dodd-Frank Wall Street Reform and Consumer Protection Act (The Financial Reform Act) reinstated, for all financial institutions, unlimited deposit insurance protection for the period December 31, 2010 through December 31, 2012 for traditional noninterest-bearing and certain interest-bearing demand deposit accounts. As currently proposed by the FDIC, there will not be a separate assessment for unlimited deposit insurance coverage for this period. For more information regarding the Financial Reform Act, refer to the "The Dodd-Frank Wall Street Reform and Consumer Protection Act" section of this financial review.

Short-term borrowings primarily include federal funds purchased, securities sold under agreements to repurchase and treasury tax and loan notes. Average short-term borrowings decreased $784 million, to $216 million in 2010, compared to $1.0 billion in 2009, mostly reflecting decreases in federal funds purchased.

The Corporation uses medium-term debt and long-term debt to provide funding to support earning assets. On an average basis, medium- and long-term debt decreased $4.7 billion, or 35 percent, in 2010, compared to 2009. Medium- and long-term debt decreased $4.9 billion in 2010, to $6.1 billion at December 31, 2010, compared to December 31, 2009, resulting primarily from the early redemptions of $2.0 billion of floating-rate FHLB advances, at par, originally due in 2012 and 2013 and $515 million of 6.576% subordinated notes originally due in 2037, along with maturities of $1.5 billion of FHLB advances and $950 million of medium-term notes, partially offset by the issuance of $300 million of medium-term senior notes in 2010.

Further information on medium- and long-term debt is provided in Note 13 to the consolidated financial statements. For further information regarding the redemption of trust preferred securities, refer to the "Capital" section of this financial review and Note 13 to the consolidated financial statements.

CAPITAL

Total shareholders' equity decreased $1.2 billion to $5.8 billion at December 31, 2010, compared to $7.0 billion at December 31, 2009.

In the first quarter 2010, the Corporation fully redeemed $2.25 billion of preferred stock issued in connection with the Capital Purchase Program. The redemption was funded by the net proceeds from an $880 million common stock offering completed in the first quarter 2010 and from excess liquidity at the parent company. In the second quarter 2010, the U.S. Treasury sold the related warrant, which granted the right to purchase 11.5 million shares of the Corporation's common stock at $29.40 per share. Prior to the public sale, the warrant was separated into 11.5 million warrants to purchase one share of the Corporation's common stock at an exercise price of $29.40 per share. The sale of the warrant by the U.S. Treasury had no impact on the Corporation's equity. The warrants remained outstanding at December 31, 2010 and were included in "capital surplus" on the consolidated balance sheets at their original fair value of $124 million.

In the fourth quarter 2010, the Board of Directors authorized the Corporation to repurchase up to 12.6 million shares of its outstanding common stock, and authorized the purchase of up to all 11.5 million outstanding warrants. The shares and warrants may be purchased from time to time in the open market. The shares may be held in treasury or retired. The share repurchase program superseded the Corporation's previous repurchase programs.

For 2011, management expects to commence a share repurchase program that, combined with dividend payments, results in a payout of less than 50 percent of earnings.

Refer to Note 14 to the consolidated financial statements for additional information on the Capital Purchase Program and the Corporation's share repurchase program.

The following table presents a summary of changes in total shareholders' equity in 2010:

(in millions)		
Balance at January 1, 2010		**$ 7,029**
Retention of earnings (net income less cash dividends declared)		**195**
Change in accumulated other comprehensive loss:		
Investment securities available-for-sale	**$ 3**	
Cash flow hedges	**(16)**	
Defined benefit and other postretirement plans	**(40)**	
Total change in accumulated other comprehensive income (loss)		**(53)**
Issuance of common stock, net		**849**
Redemption of preferred stock		**(2,250)**
Repurchase of common stock under employee stock plans		**(4)**
Issuance of common stock under employee stock plans		**(2)**
Share-based compensation		**32**
Other		**(3)**
Balance at December 31, 2010		**$ 5,793**

Further information on the change in accumulated other comprehensive income (loss) is provided in Note 15 to the consolidated financial statements.

In July 2010, the Financial Reform Act was signed into law, which prohibits holding companies with more than $15 billion in assets from including trust preferred securities in Tier 1 capital, with a phase-in period of three years, beginning on January 1, 2013. As of December 31, 2010, the Corporation had no outstanding trust preferred securities. For further discussion of the Financial Reform Act, refer to "The Dodd-Frank Wall Street Reform and Consumer Protection Act" section of this financial review.

The Corporation assesses capital adequacy against the risk inherent in the balance sheet, recognizing that unexpected loss is the common denominator of risk and that common equity has the greatest capacity to absorb unexpected loss. At December 31, 2010, the Corporation and its U.S. banking subsidiaries exceeded the capital ratios required for an institution to be considered "well capitalized" by the standards developed under the Federal Deposit Insurance Corporation Improvement Act of 1991. Refer to Note 21 to the consolidated financial statements for further discussion of regulatory capital requirements and capital ratio calculations.

In December 2009, the Basel Committee on Banking Supervision (the Basel Committee) released proposed Basel III guidance on bank capital and liquidity. In September 2010, the Basel Committee proposed higher global minimum capital standards, including a minimum Tier 1 common capital ratio and additional capital and liquidity requirements, with rules expected to be implemented between 2013 and 2019. Adoption in the U.S. is expected to occur over a similar timeframe, but the final form of the U.S. rules is uncertain. Based on information currently available, the Corporation believes that the expected impacts from changes in the components of capital and the calculation of risk-weighted assets will not be material. A higher degree of uncertainty exists regarding the implementation and interpretation of the liquidity rules; however, based on information currently available, the Corporation expects the liquidity requirements to be manageable. While uncertainty exists in both the final form of the Basel III guidance and whether or not the Corporation will be required to adopt the guidelines, the Corporation is closely monitoring their development.

RISK MANAGEMENT

The Corporation assumes various types of risk in the normal course of business. Management classifies risk exposures into six areas: (1) credit, (2) market, (3) liquidity, (4) operational, (5) compliance and (6) business risks and considers credit risk as the most significant risk.

The Corporation continuously enhances its risk management capabilities with additional processes, tools and systems designed to provide management with deeper insight into the Corporation's various risks, assess its appetite for risk, enhance the Corporation's ability to control those risks and ensure that appropriate return is received for the risks taken.

Specialized risk managers, along with the risk management committees in credit, market, liquidity, operational and compliance are responsible for the day-to-day management of those respective risks. The Enterprise-Wide Risk Management Committee has been established by the Enterprise Risk Committee of the Board and charged with responsibility for establishing the governance over the risk management process, providing oversight in managing the Corporation's aggregate risk position and reporting on the comprehensive portfolio of risks and the potential impact these risks can have on the Corporation's risk profile and resulting capital level. The Enterprise-Wide Risk Management Committee is principally composed of senior officers representing the different risk areas and business units who are appointed by the Chairman and Chief Executive Officer of the Corporation.

The Board's Enterprise Risk Committee meets quarterly and is chartered to assist the Board in promoting the best interest of the Corporation by overseeing policies, procedures and risk practices relating to enterprise-wide risk and compliance with bank regulatory obligations. Members of the Enterprise Risk Committee are selected such that the committee comprises individuals whose experiences and qualifications can lead to broad and informed views on risk matters facing the Corporation and the financial services industry, including, but not limited to, risk matters that address credit, market, liquidity, operational, compliance and general business conditions. A comprehensive risk report is submitted to the Enterprise Risk Committee each quarter providing management's view of the Corporation's risk position.

CREDIT RISK

Credit risk represents the risk of loss due to failure of a customer or counterparty to meet its financial obligations in accordance with contractual terms. The Corporation manages credit risk through underwriting, periodically reviewing and approving its credit exposures using Board committee approved credit policies and guidelines. Additionally, the Corporation manages credit risk through loan sales and loan portfolio diversification, limiting exposure to any single industry, customer or guarantor, and selling participations and/or syndicating to third parties credit exposures above those levels it deems prudent.

The governance structure is administered through the Strategic Credit Committee. The Strategic Credit Committee is chaired by the Chief Credit Officer and approves recommendations to address credit risk matters through credit policy, credit risk management practices, and required credit risk actions. In order to facilitate the corporate credit risk management process, various other corporate functions provide the resources for the Strategic Credit Committee to carry out its responsibilities.

Credit Administration provides the resources to manage the line of business transactional credit risk, assuring that all exposure is risk rated according to the requirements of the credit risk rating policy and providing business segment reporting support as necessary.

Portfolio Risk Analytics provides comprehensive reporting on portfolio credit risks, continuous assessment and verification of risk rating models, quarterly calculation of the allowance for loan losses and the allowance for credit losses on lending-related commitments and calculation of economic credit risk capital.

The Special Assets Group is responsible for managing the recovery process on distressed or defaulted loans and loan sales.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

(dollar amounts in millions) **Years Ended December 31**	**2010**	2009	2008	2007	2006
Balance at beginning of year	**$ 985**	$ 770	$ 557	$ 493	$ 516
Loan charge-offs:					
Domestic					
Commercial	**195**	375	183	89	44
Real estate construction:					
Commercial Real Estate business line (a)	**175**	234	184	37	-
Other business lines (b)	**4**	1	1	5	-
Total real estate construction	**179**	235	185	42	-
Commercial mortgage:					
Commercial Real Estate business line (a)	**53**	90	72	15	4
Other business lines (b)	**138**	81	28	37	13
Total commercial mortgage	**191**	171	100	52	17
Residential mortgage	**14**	21	7	-	-
Consumer	**39**	34	22	13	23
Lease financing	**1**	36	1	-	10
International	**8**	23	2	-	4
Total loan charge-offs	**627**	895	500	196	98
Recoveries:					
Domestic					
Commercial	**25**	18	17	27	27
Real estate construction	**11**	1	3	-	-
Commercial mortgage	**16**	3	4	4	4
Residential mortgage	**1**	-	-	-	-
Consumer	**4**	2	3	4	3
Lease financing	**5**	1	1	4	-
International	**1**	2	1	8	4
Total recoveries	**63**	27	29	47	38
Net loan charge-offs	**564**	868	471	149	60
Provision for loan losses	**480**	1,082	686	212	37
Foreign currency translation adjustment	**-**	1	(2)	1	-
Balance at end of year	**$ 901**	$ 985	$ 770	$ 557	$ 493
Allowance for loan losses as a percentage of total loans at end of year	**2.24 %**	2.34 %	1.52 %	1.10 %	1.04 %
Net loan charge-offs during the year as a percentage of average loans outstanding during the year	**1.39**	1.88	0.91	0.30	0.13

(a) Primarily charge-offs of loans to real estate investors and developers.
(b) Primarily charge-offs of loans secured by owner-occupied real estate.

Allowance for Credit Losses

The allowance for credit losses includes both the allowance for loan losses and the allowance for credit losses on lending-related commitments. The allowance for loan losses represents management's assessment of probable, estimable losses inherent in the Corporation's loan portfolio. The allowance for credit losses on lending-related commitments, included in "accrued expenses and other liabilities" on the consolidated balance sheets, provides for probable losses inherent in lending-related commitments, including unused commitments to extend credit and letters of credit.

The allowance for loan losses includes specific allowances, based on individual evaluations of certain loans and loan relationships, and allowances for pools of loans with similar risk characteristics for the remaining business and retail loans. The Corporation defines business loans as those belonging to the commercial, real estate construction, commercial mortgage, lease financing and international loan portfolios. Retail loans consist of traditional residential mortgage, home equity and other consumer loans.

The total allowance for loan losses is sufficient to absorb incurred losses inherent in the total loan portfolio. Unanticipated economic events, including political, economic and regulatory instability could cause changes in the credit characteristics of the portfolio and result in an unanticipated increase in the allowance. Inclusion of other industry-specific portfolio exposures in the allowance, as well as significant increases in the current portfolio exposures, could also increase the amount of the allowance. Any of these events, or some combination thereof, may result in the need for additional provision for loan losses in order to maintain an allowance that complies with credit risk and accounting policies. The allowance for loan losses was $901 million at December 31, 2010, compared to $985 million at December 31, 2009, a decrease of $84 million, or eight percent. The decrease resulted primarily from improvements in credit quality, including a decline of $2.2 billion in the Corporation's internal watch list loans from December 31, 2009 to December 31, 2010. The Corporation's internal watch list is generally consistent with loans in the Special Mention, Substandard and Doubtful (nonaccrual) categories defined by regulatory authorities. Additional indicators of improved credit quality included a decrease in the inflow to nonaccrual (based on an analysis of nonaccrual loans with balances greater than $2 million) of $369 million and a $305 million decrease in net credit-related charge-offs from December 31, 2009 to December 31, 2010. The $84 million decrease in the allowance for loan losses consisted of decreases in the Commercial Real Estate (primarily the Western market), Middle Market (primarily the Midwest market) and Global Corporate Banking business lines, partially offset by an increase in industry specific allowances for customers in the Private Banking business line (mostly the Midwest market). The allowance for loan losses as a percentage of total period-end loans was 2.24 percent at December 31, 2010, compared to 2.34 percent at December 31, 2009. Nonperforming loans of $1.1 billion at December 31, 2010 decreased $58 million, or five percent, compared to December 31, 2009. As noted above, all large nonperforming loans are individually reviewed each quarter for potential charge-offs and reserves. Charge-offs are taken as amounts are determined to be uncollectible. A measure of the level of charge-offs already taken on nonperforming loans is the current book balance as a percentage of the contractual amount owed. At December 31, 2010, nonperforming loans were charged-off to 54 percent of the contractual amount, compared to 56 percent at December 31, 2009. This level of write-downs is consistent with losses experienced on loan defaults in 2010 and in recent years. The allowance as a percentage of total nonperforming loans, a ratio which results from the actions noted above, was 80 percent at December 31, 2010, compared to 83 percent at December 31, 2009. The Corporation's loan portfolio is primarily composed of business loans, which, in the event of default, are typically carried on the books at fair value as nonperforming assets for a longer period of time than are consumer loans, which are generally fully charged off when they become nonperforming, resulting in a lower nonperforming loan allowance coverage when compared to banking organizations with higher concentrations of consumer loans. The allowance for loan losses as a multiple of total annual net loan charge-offs increased to 1.6 times for the year ended December 31, 2010, compared to 1.1 times for the year ended December 31, 2009, as a result of the decline in net loan charge-offs in 2010.

The allowance as a percentage of total loans, as a percentage of total nonperforming loans and as a multiple of annual net loan charge-offs is provided in the following table.

Years Ended December 31	2010	2009	2008
Allowance for loan losses as a percentage of total loans at end of year	**2.24 %**	2.34 %	1.52 %
Allowance for loan losses as a percentage of total nonperforming loans at end of year	**80**	83	84
Allowance for loan losses as a multiple of total net loan charge-offs for the year	**1.6 x**	1.1 x	1.6 x

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

(dollar amounts in millions)

December 31	2010			2009		2008		2007		2006	
	Allocated Allowance	Allowance Ratio (a)	% (b)	Allocated Allowance	% (b)	Allocated Allowance	% (b)	Allocated Allowance	% (b)	Allocated Allowance	% (b)
Business loans											
Commercial	**$ 422**	**1.91 %**	**54 %**	$ 456	51 %	$ 380	55 %	$ 288	55 %	$320	55 %
Real estate construction	**102**	**4.52**	**6**	194	8	194	9	128	9	29	9
Commercial mortgage	**272**	**2.78**	**24**	219	25	147	21	92	20	80	20
Lease financing	**8**	**0.79**	**3**	13	3	6	3	15	3	27	3
International	**20**	**1.75**	**3**	33	3	12	3	11	4	13	4
Total business loans	**824**	**2.27**	**90**	915	90	739	91	534	91	469	91
Retail loans											
Residential mortgage	**29**	**1.80**	**4**	32	4	4	4	2	4	2	4
Consumer	**48**	**2.07**	**6**	38	6	27	5	21	5	22	5
Total retail loans	**77**	**1.96**	**10**	70	10	31	9	23	9	24	9
Total loans	**$ 901**	**2.24 %**	**100 %**	$ 985	100 %	$ 770	100 %	$ 557	100 %	$493	100 %

(a) Allocated allowance as a percentage of related loans outstanding.

(b) Loans outstanding as a percentage of total loans.

The allowance for credit losses on lending-related commitments includes specific allowances, based on individual evaluations of certain letters of credit in a manner consistent with business loans, and allowances based on the pool of the remaining letters of credit and all unused commitments to extend credit within each internal risk rating. A probability of draw estimate is applied to the commitment amount, and the result is multiplied by standard reserve factors consistent with business loans. In general, the probability of draw for letters of credit is considered certain for all letters of credit supporting loans and for letters of credit assigned an internal risk rating generally consistent with regulatory defined substandard or doubtful. Other letters of credit and all unfunded commitments have a lower probability of draw.

The allowance for credit losses on lending-related commitments was $35 million at December 31, 2010, a decrease of $2 million from $37 million at December 31, 2009. The decrease resulted primarily from improved credit quality in unfunded commitments in the Midwest and Western markets and a decrease in specific reserves for letters of credit. An analysis of the changes in the allowance for credit losses on lending-related commitments is presented below.

(dollar amounts in millions)

Years Ended December 31	**2010**	2009	2008	2007	2006
Balance at beginning of year	**$ 37**	$ 38	$ 21	$ 26	$ 33
Less: Charge-offs on lending-related commitments (a)	**-**	1	1	4	12
Add: Provision for credit losses on lending-related commitments	**(2)**	-	18	(1)	5
Balance at end of year	**$ 35**	$ 37	$ 38	$ 21	$ 26

(a) Charge-offs result from the sale of unfunded lending-related commitments.

SUMMARY OF NONPERFORMING ASSETS AND PAST DUE LOANS

(dollar amounts in millions)

December 31	**2010**	2009	2008	2007	2006
Nonaccrual loans:					
Business loans:					
Commercial	**$ 252**	$ 238	$ 205	$ 75	$ 97
Real estate construction:					
Commercial Real Estate business line (a)	**259**	507	429	161	18
Other business lines (b)	**4**	4	5	6	2
Total real estate construction	**263**	511	434	167	20
Commercial mortgage:					
Commercial Real Estate business line (a)	**181**	127	132	66	18
Other business lines (b)	**302**	192	130	75	54
Total commercial mortgage	**483**	319	262	141	72
Lease financing	**7**	13	1	-	8
International	**2**	22	2	4	12
Total nonaccrual business loans	**1,007**	1,103	904	387	209
Retail loans:					
Residential mortgage	**55**	50	7	1	1
Consumer:					
Home equity	**5**	8	3	2	3
Other consumer	**13**	4	3	1	1
Total consumer	**18**	12	6	3	4
Total nonaccrual retail loans	**73**	62	13	4	5
Total nonaccrual loans	**1,080**	1,165	917	391	214
Reduced-rate loans	**43**	16	-	13	-
Total nonperforming loans	**1,123**	1,181	917	404	214
Foreclosed property	**112**	111	66	19	18
Total nonperforming assets	**$1,235**	$1,292	$ 983	$ 423	$ 232
Nonperforming loans as a percentage of total loans	**2.79 %**	2.80 %	1.82 %	0.80 %	0.45 %
Nonperforming assets as a percentage of total loans and foreclosed property	**3.06**	3.06	1.94	0.83	0.49
Allowance for loan losses as a percentage of total nonperforming loans	**80**	83	84	138	231
Loans past due 90 days or more and still accruing	**$ 62**	$ 101	$ 125	$ 54	$ 14
Loans past due 90 days or more and still accruing as a percentage of total loans	**0.15 %**	0.24 %	0.25 %	0.11 %	0.03 %

(a) Primarily loans to real estate investors and developers.
(b) Primarily loans secured by owner-occupied real estate.

Nonperforming Assets

Nonperforming assets include loans on nonaccrual status, loans which have been renegotiated to less than the original contractual rates (reduced-rate loans) and real estate which has been acquired through foreclosure and awaiting disposition (foreclosed property). Nonperforming assets decreased $57 million to $1.2 billion at December 31, 2010, from $1.3 billion at December 31, 2009. The table above presents nonperforming balances by category.

The $85 million decrease in nonaccrual loans at December 31, 2010, compared to December 31, 2009, resulted primarily from a decrease in nonaccrual real estate construction loans ($248 million) (primarily residential real estate developments), partially offset by an increase in commercial mortgage loans ($164 million). Nonperforming assets as a percentage of total loans and foreclosed property was 3.06 percent at both December 31, 2010 and 2009.

The following table presents a summary of changes in nonaccrual loans.

(in millions)		**2010**		2009
Balance at January 1	**$**	**1,165**	$	917
Loans transferred to nonaccrual (a)		**918**		1,287
Nonaccrual business loan gross charge-offs (b)		**(573)**		(838)
Loans transferred to accrual status (a)		**(14)**		(8)
Nonaccrual business loans sold (c)		**(144)**		(64)
Payments/Other (d)		**(272)**		(129)
Balance at December 31	**$**	**1,080**	$	1,165

(a) Based on an analysis of nonaccrual loans with book balances greater than $2 million.

(b) Analysis of gross loan charge-offs:

Nonaccrual business loans	**$**	**573**	$	838
Performing watch list loans		**1**		2
Retail loans		**53**		55
Total gross loan charge-offs	**$**	**627**	$	895

(c) Analysis of loans sold:

Nonaccrual business loans	**$**	**144**	$	64
Performing watch list loans		**63**		31
Total loans sold	**$**	**207**	$	95

(d) Includes net changes related to nonaccrual loans with balances less than $2 million, payments on nonaccrual loans with book balances greater than $2 million, transfers of nonaccrual loans to foreclosed property and retail loan charge-offs. Excludes business loan gross charge-offs and nonaccrual business loans sold.

The following table presents the number of nonaccrual loan relationships and balance by size of relationship at December 31, 2010.

(dollar amounts in millions) **Nonaccrual Relationship Size**	**Number of Relationships**		**Balance**
Under $2 million (a)	**946**	**$**	**227**
$2 million - $5 million	**58**		**179**
$5 million - $10 million	**36**		**248**
$10 million - $25 million	**23**		**342**
Greater than $25 million	**3**		**84**
Total loan relationships at December 31, 2010	**1,066**	**$**	**1,080**

(a) For nonaccrual balances under $2 million, number of relationships is represented by the number of borrowers.

There were 97 loan relationships with balances greater than $2 million, totaling $918 million, transferred to nonaccrual status in 2010, a decrease of $369 million when compared to $1.3 billion in 2009. Of the transfers to nonaccrual in 2010, $368 million were from Commercial Real Estate business line (including $188 million, $65 million and $51 million from the Western, Midwest and Florida markets, respectively), $341 million were from the Middle Market business line (including $193 million and $85 million from the Midwest and Western markets, respectively), and $87 million were from Private Banking. There were 33 loan relationships greater than $10 million, totaling $620 million, transferred to nonaccrual in 2010, of which $267 million and $237 million were to companies in the Commercial Real Estate and Middle Market business lines, respectively.

In 2010, the Corporation sold $144 million of nonaccrual business loans at prices approximating carrying value plus reserves, which were primarily from the Commercial Real Estate and Global Corporate Banking business lines.

The following table presents a summary of nonaccrual loans at December 31, 2010 and loan relationships transferred to nonaccrual and net loan charge-offs during the year ended December 31, 2010, based primarily on Standard Industrial Classification (SIC) industry categories.

(dollar amounts in millions)	**December 31, 2010**		**Year Ended December 31, 2010**			
Industry Category	**Nonaccrual Loans**		**Loans Transferred to Nonaccrual (a)**		**Net Loan Charge-Offs (Recoveries)**	
Real Estate	$ 541	50 %	$ 543	60 %	$ 289	52 %
Services	107	10	57	7	63	11
Residential Mortgage	55	5	10	1	13	2
Retail Trade	53	5	42	5	40	7
Hotels, etc.	52	5	47	5	5	1
Finance	48	4	16	2	8	1
Wholesale Trade	40	4	49	5	12	2
Manufacturing	36	3	17	2	27	5
Holding & Other Invest. Co.	28	3	12	1	10	2
Transportation & Warehousing	25	2	36	4	18	3
Entertainment	23	2	40	4	17	3
Information	22	2	-	-	1	-
Automotive Supplier	19	2	14	1	7	1
Contractors	12	1	32	3	20	4
Natural Resources	9	1	-	-	3	1
Other (b)	10	1	3	-	31	5
Total	$ 1,080	100 %	$ 918	100 %	$ 564	100 %

(a) Based on an analysis of nonaccrual loan relationships with book balances greater than $2 million.

(b) Consumer, excluding residential mortgage and certain personal purpose nonaccrual loans and net charge-offs, are included in the "Other" category.

Business loans are generally placed on nonaccrual status when management determines that full collection of principal or interest is unlikely or when principal or interest payments are 90 days past due, unless the loan is fully collateralized and in the process of collection. Residential mortgage and home equity loans are generally placed on nonaccrual status and charged off to current appraised values, less costs to sell, during the foreclosure process, normally no later than 180 days past due. Other consumer loans are generally not placed on nonaccrual status and are charged off at no later than 120 days past due, earlier if deemed uncollectible. Loan amounts in excess of probable future cash collections are charged off to an amount that management ultimately expects to collect. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is charged against current income. Income on such loans is then recognized only to the extent that cash is received and the future collection of principal is probable. Generally, a loan may be returned to accrual status when all delinquent principal and interest have been received and the Corporation expects repayment of the remaining contractual principal and interest, or when the loan is both well secured and in the process of collection. Refer to Note 1 to the consolidated financial statements for a further discussion of impaired loans.

At December 31, 2010, troubled debt restructurings totaled $165 million, of which $121 million were included in nonperforming loans ($78 million nonaccrual loans and $43 million reduced-rate loans) and $44 million were included in performing loans. Performing restructured loans included $34 million of commercial loans (primarily in the Middle Market business line) and $10 million of commercial mortgage loans (within the Middle Market and Small Business Banking business lines) at December 31, 2010. At December 31, 2009, troubled debt restructurings totaled $34 million, including $11 million performing restructured loans, $7 million nonaccrual loans and $16 million reduced-rate loans.

Loans past due 90 days or more and still accruing interest generally represent loans that are well collateralized and in a continuing process that is expected to result in repayment or restoration to current status. Loans past due 90 days or more and still accruing decreased $39 million to $62 million at December 31, 2010, compared to $101 million at December 31, 2009, and are summarized in the following table. Loans past due 30-89 days decreased $270 million to $281 million at December 31, 2010, compared to $559 million at December 31, 2009.

Loans past due 90 days or more and still accruing are summarized in the following table.

(in millions) **December 31**	**2010**	2009
Business loans:		
Commercial	**$ 3**	$ 10
Real estate construction	**22**	30
Commercial mortgage	**16**	31
International	**-**	2
Total business loans	**41**	73
Retail loans:		
Residential mortgage	**7**	15
Consumer	**14**	13
Total retail loans	**21**	28
Total loans past due 90 days or more and still accruing	**$ 62**	$ 101

The following table presents a summary of total internal watch list loans at December 31, 2010 and 2009. Watch list loans that meet certain criteria are individually subjected to quarterly credit quality reviews, and the Corporation may establish specific allowances for such loans. Consistent with the decrease in nonaccrual loans from December 31, 2009 to December 31, 2010, total watch list loans decreased both in dollars and as a percentage of the total loan portfolio. The decrease in watch list loans primarily reflected positive migration patterns across most loan portfolios.

(dollar amounts in millions) **December 31**	**2010**	**2009**
Total watch list loans	**$ 5,542**	$ 7,730
As a percentage of total loans	**13.8 %**	18.3 %

The following table presents a summary of foreclosed property by property type as of December 31, 2010 and 2009.

(in millions) **December 31**	**2010**	2009
Construction, land development and other land	**$ 60**	$ 62
Single family residential properties	**20**	16
Multi-family residential properties	**-**	3
Other non-land, nonresidential properties	**32**	30
Total foreclosed property	**$ 112**	$ 111

At December 31, 2010, foreclosed property totaled $112 million and consisted of approximately 230 properties, compared to $111 million and approximately 210 properties at December 31, 2009. The following table presents a summary of changes in foreclosed property.

(in millions)	2010	2009
Balance at January 1	**$ 111**	$ 66
Acquired in foreclosure	**104**	114
Write-downs	**(23)**	(34)
Foreclosed property sold (a)	**(81)**	(37)
Capitalized expenditures	**1**	2
Balance at December 31	**$ 112**	$ 111
(a) Net gain (loss) on foreclosed property sold	**$ 7**	$ (2)

At December 31, 2010, there were 10 foreclosed properties each with a carrying value greater than $2 million, totaling $61 million, compared to 13 foreclosed properties totaling $61 million at December 31, 2009. Of the foreclosed properties with balances greater than $2 million at December 31, 2010, $46 million were from the Commercial Real Estate business line and $15 million were from the Middle Market business line. At December 31, 2010, there were two foreclosed properties with carrying values greater than $10 million, totaling $29 million, both in the Commercial Real Estate business line. There were no foreclosed properties with carrying values greater than $10 million at December 31, 2009.

Concentration of Credit Risk

Concentrations of credit risk may exist when a number of borrowers are engaged in similar activities, or activities in the same geographic region, and have similar economic characteristics that would cause them to be similarly impacted by changes in economic or other conditions. The Corporation has a concentration of credit risk with the automotive industry. Loans to automotive dealers and to borrowers involved with automotive production are reported as automotive, as management believes these loans have similar economic characteristics that might cause them to react similarly to changes in economic conditions. This aggregation involves the exercise of judgment. Included in automotive production are: (a) original equipment manufacturers and Tier 1 and Tier 2 suppliers that produce components used in vehicles and whose primary revenue source is automotive-related ("primary" defined as greater than 50%) and (b) other manufacturers that produce components used in vehicles and whose primary revenue source is automotive-related. Loans less than $1 million and loans recorded in the Small Business business line are excluded from the definition. Foreign ownership consists of North American affiliates of foreign automakers and suppliers.

The following table presents a summary of loans outstanding to companies related to the automotive industry.

(in millions) **December 31**	**2010**		**2009**	
	Loans Outstanding	**Percent of Total Loans**	**Loans Outstanding**	**Percent of Total Loans**
Production:				
Domestic	**$ 609**		$ 760	
Foreign	**222**		181	
Total production	**831**	**2.1 %**	941	2.2 %
Dealer:				
Floor plan	**1,961**		1,324	
Other	**2,050**		2,106	
Total dealer	**4,011**	**9.9 %**	3,430	8.2 %
Total automotive	**$ 4,842**	**12.0 %**	$ 4,371	10.4 %

At December 31, 2010, dealer loans, as shown in the table above, totaled $4.0 billion, of which approximately $2.6 billion, or 65 percent, were to foreign franchises, $914 million, or 23 percent, were to domestic franchises and $478 million, or 12 percent, were to other. Other dealer loans include obligations where a primary franchise was indeterminable, such as loans to large public dealership consolidators and rental car, leasing, heavy truck and recreation vehicle companies.

Nonaccrual loans to automotive borrowers totaled $19 million, or two percent of total nonaccrual loans at December 31, 2010. Total automotive net loan charge-offs were $11 million in 2010. The following table presents a summary of automotive net loan charge-offs for the years ended December 31, 2010 and 2009.

(in millions) **Years Ended December 31**	**2010**	**2009**
Production:		
Domestic	**$ 5**	$ 50
Foreign	**2**	4
Total production	**7**	54
Dealer	**4**	-
Total automotive net loan charge-offs	**$ 11**	$ 54

All other industry concentrations, as defined by management, individually represented less than 10 percent of total loans at December 31, 2010.

Commercial and Residential Real Estate Lending

The following table summarizes the Corporation's commercial real estate loan portfolio by loan category as of December 31, 2010 and 2009.

(in millions) **December 31**	**2010**	**2009**
Real estate construction loans:		
Commercial Real Estate business line (a)	**$1,826**	$ 3,002
Other business lines (b)	**427**	459
Total real estate construction loans	**$2,253**	$ 3,461
Commercial mortgage loans:		
Commercial Real Estate business line (a)	**$1,937**	$ 1,889
Other business lines (b)	**7,830**	8,568
Total commercial mortgage loans	**$9,767**	$10,457

(a) Primarily loans to real estate investors and developers.
(b) Primarily loans secured by owner-occupied real estate.

The Corporation limits risk inherent in its commercial real estate lending activities by limiting exposure to those borrowers directly involved in the commercial real estate markets and adhering to conservative policies on loan-to-value ratios for such loans. Commercial real estate loans, consisting of real estate construction and commercial mortgage loans, totaled $12.0 billion at December 31, 2010, of which $3.8 billion, or 31 percent, were to borrowers in the Commercial Real Estate business line, which primarily consisted of loans to residential real estate investors and developers. The remaining $8.2 billion, or 69 percent, of commercial real estate loans in other business lines consisted primarily of owner-occupied commercial mortgages which bear credit characteristics similar to non-commercial real estate business loans.

The real estate construction loan portfolio totaled $2.3 billion at December 31, 2010 and included approximately 500 loans, of which approximately 45 percent had balances less than $1 million. The real estate construction loan portfolio primarily contains loans made to long-time customers with satisfactory completion experience. However, the significant and sudden decline in residential real estate activity that began in late 2008 in the Western, Florida and Midwest markets proved extremely difficult for many of the smaller residential real estate developers. Of the $1.8 billion of real estate construction loans in the Commercial Real Estate business line, $259 million were on nonaccrual status at December 31, 2010, including single family projects totaling $79 million (primarily in the Western and Florida markets), multi-use projects totaling $71 million (mostly in the Western market) and residential land development projects totaling $56 million (primarily in the Western market). Real estate construction loan net charge-offs in the Commercial Real Estate business line totaled $164 million for 2010, including $57 million from single family projects (mostly the Western market), $47 million from residential land development projects, $28 million from multi-use projects (primarily the Texas and Western markets) and $24 million from retail projects (primarily the Western and Midwest markets).

When the Corporation enters into a loan agreement with a borrower for a real estate construction loan, an interest reserve is often included in the amount of the loan commitment. An interest reserve allows the borrower to add interest charges to the outstanding loan balance during the construction period. Interest reserves are established on substantially all real estate construction loans in the Corporation's Commercial Real Estate business line. Interest reserves provide an effective means to address the cash flow characteristics of a real estate construction loan. Loan agreements containing an interest reserve generally require more equity to be contributed by the borrower to the construction project at inception. Real estate construction loans with interest reserves are subject to substantially the same Board committee approved underwriting standards as loans without interest reserves. Interest that has been added to the balance of a real estate construction loan through the use of an interest reserve is recognized as income only if the Corporation expects full collection of the remaining contractual principal and interest payments. If a real estate construction loan with interest reserves is in default and deemed uncollectible, interest is no longer funded through the interest reserve. Interest previously recognized from interest reserves generally is not reversed against current income when a construction loan with interest reserves is placed on nonaccrual status. All real estate construction loans are closely monitored through physical inspections, reconciliation of draw requests, review of rent rolls and operating statements and quarterly portfolio reviews performed by the Corporation's senior management. When appropriate, extensions, renewals and restructurings of real estate construction loans are approved after giving consideration to the project's status, the borrower's financial condition, and the collateral protection based on current market conditions, and typically strengthen the Corporation's position by adding additional collateral and controls and/or requiring amortization on the existing debt.

The commercial mortgage loan portfolio totaled $9.8 billion at December 31, 2010 and included approximately 7,900 loans, of which approximately 75 percent had balances of less than $1 million. The commercial mortgage loan portfolio included $1.9 billion in the Commercial Real Estate business line and $7.8 billion in other business lines. Included in commercial mortgage loans in the Commercial Real Estate business line were $181 million of nonaccrual loans at December 31, 2010, which consisted primarily of residential land carry projects totaling $30 million (primarily in the Western and Midwest markets), multi-family projects totaling $28 million (primarily in the Florida market), retail projects totaling $24 million (mostly in the Midwest market), office projects totaling $22 million (primarily in the Western market) and nonresidential land carry projects totaling $22 million. Commercial mortgage loan net charge-offs in the Commercial Real Estate business line totaled $49 million for 2010, primarily from residential land carry, office projects and nonresidential land carry ($15 million, $11 million, and $11 million, respectively). Commercial mortgage loans in other business lines included $302 million of nonaccrual loans at December 31, 2010, an increase of $110 million compared to the same period in the prior year, largely due to an increase in loans to real estate investors in the Middle Market business line in the Midwest market.

The geographic distribution and project type of commercial real estate loans are important factors in diversifying credit risk within the portfolio. The following table reflects real estate construction and commercial mortgage loans to borrowers in the Commercial Real Estate business line by project type and location of property.

	December 31, 2010							December 31, 2009	
	Location of Property								
(dollar amounts in millions) **Project Type:**	**Western**	**Michigan**	**Texas**	**Florida**	**Other Markets**	**Total**	**% of Total**	**Total**	**% of Total**
Real estate construction loans:									
Commercial Real Estate business line:									
Residential:									
Single family	**$ 99**	**$ 18**	**$ 22**	**$ 39**	**$ 18**	**$ 196**	**10 %**	$ 500	17 %
Land development	**60**	**9**	**52**	**9**	**27**	**157**	**9**	305	10
Total residential	**159**	**27**	**74**	**48**	**45**	**353**	**19**	805	27
Other construction:									
Multi-family	**129**	**-**	**227**	**131**	**92**	**579**	**32**	774	26
Retail	**119**	**48**	**262**	**27**	**29**	**485**	**27**	773	26
Multi-use	**117**	**5**	**52**	**-**	**27**	**201**	**11**	242	8
Office	**57**	**6**	**42**	**14**	**-**	**119**	**6**	252	8
Commercial	**-**	**14**	**33**	**-**	**-**	**47**	**3**	70	2
Land development	**4**	**9**	**11**	**-**	**-**	**24**	**1**	36	1
Other	**10**	**-**	**6**	**2**	**-**	**18**	**1**	50	2
Total	**$ 595**	**$ 109**	**$ 707**	**$ 222**	**$ 193**	**$1,826**	**100 %**	$3,002	100 %
Commercial mortgage loans:									
Commercial Real Estate business line:									
Residential:									
Single family	**$ 13**	**$ 3**	**$ 17**	**$ 6**	**$ 30**	**$ 69**	**4 %**	$ 41	2 %
Land carry	**45**	**28**	**18**	**31**	**11**	**133**	**6**	216	12
Total residential	**58**	**31**	**35**	**37**	**41**	**202**	**10**	257	14
Other commercial mortgage:									
Multi-family	**51**	**55**	**138**	**115**	**45**	**404**	**22**	411	22
Retail	**128**	**98**	**16**	**64**	**80**	**386**	**20**	327	17
Multi-use	**115**	**16**	**31**	**-**	**87**	**249**	**13**	236	12
Land carry	**140**	**45**	**20**	**18**	**16**	**239**	**12**	271	14
Office	**147**	**34**	**12**	**11**	**17**	**221**	**11**	194	10
Commercial	**49**	**33**	**17**	**-**	**22**	**121**	**6**	126	7
Other	**7**	**47**	**-**	**-**	**61**	**115**	**6**	67	4
Total	**$ 695**	**$ 359**	**$ 269**	**$ 245**	**$ 369**	**$1,937**	**100 %**	$1,889	100 %

Residential real estate development outstandings of $555 million at December 31, 2010 decreased $507 million, or 48 percent, from $1.1 billion at December 31, 2009. Net credit-related charge-offs in the Commercial Real Estate business line totaled $221 million in 2010, including $105 million in the Western market (residential real estate development business), $61 million in the Midwest market and $26 million in the Texas market, compared to $335 million in 2009, including $179 in the Western market (primarily residential real estate development business) and $80 million in the Midwest market.

The following table summarizes the Corporation's residential mortgage and home equity loan portfolio by geographic market as of December 31, 2010.

	December 31, 2010			
(dollar amounts in millions)	Residential Mortgage Loans	% of Total	Home Equity Loans	% of Total
Geographic market:				
Midwest	$ 609	38 %	$ 1,045	61 %
Western	541	33	456	27
Texas	244	15	156	9
Florida	223	14	47	3
Other Markets	2	-	-	-
Total	$ 1,619	100 %	$ 1,704	100 %

Residential real estate loans, which consist of traditional residential mortgages and home equity loans and lines of credit, totaled $3.3 billion at December 31, 2010. Residential mortgages totaled $1.6 billion at December 31, 2010, and were primarily larger, variable-rate mortgages originated and retained for certain private banking relationship customers. Of the $1.6 billion of residential mortgage loans outstanding, $55 million were on nonaccrual status at December 31, 2010. The home equity portfolio totaled $1.7 billion at December 31, 2010, of which $1.5 billion was outstanding under primarily variable-rate, interest-only home equity lines of credit and $211 million consisted of closed-end home equity loans. Of the $1.7 billion of home equity loans outstanding, $5 million were on nonaccrual status at December 31, 2010. A substantial majority of the home equity portfolio was secured by junior liens.

The Corporation rarely originates residential real estate loans with a loan-to-value ratio above 100 percent at origination, has no sub-prime mortgage programs and does not originate payment-option adjustable-rate mortgages or other nontraditional mortgages that allow negative amortization. A significant majority of residential mortgage originations are sold in the secondary market. Since 2008, the Corporation has used a third party to originate, document and underwrite residential mortgage loans on behalf of the Corporation. Under this arrangement, the third party assumes any repurchase liability for the loans it originates. The Corporation has repurchase liability exposure for residential mortgage loans originated prior to 2008, however based on historical experience, the Corporation believes such exposure, which could be triggered by early payment defaults by borrowers or by underwriting discrepancies, is minimal. The residential real estate portfolio is principally located within the Corporation's primary geographic markets. The economic recession and significant declines in home values in the Western, Florida and Midwest markets following the financial market turmoil beginning in the fall of 2008 adversely impacted the residential real estate portfolio. At December 31, 2010, the Corporation estimated that, of the $7 million total residential mortgage loans past due 90 days or more and still accruing interest, approximately $1 million exceeded 90 percent of the current value of the underlying collateral, based on S&P/ Case-Shiller home price indices. To account for this exposure, the Corporation factors changes in home values into estimated loss ratios for residential real estate loans, using index-based estimates by major metropolitan area, resulting in an increased allowance allocated for residential real estate loans when home values decline. Additionally, to mitigate increasing credit exposure due to depreciating home values, the Corporation periodically reviews home equity lines of credit and makes line reductions or converts outstanding balances at line maturity to closed-end, amortizing loans when necessary.

Shared National Credits

Shared National Credit (SNC) loans are facilities greater than $20 million shared by three or more federally supervised financial institutions that are reviewed by regulatory authorities at the agent bank level. The Corporation generally seeks to obtain ancillary business at the origination of a SNC relationship. Loans classified as SNC loans (approximately 950 borrowers at December 31, 2010) totaled $7.3 billion at December 31, 2010, a decline of $1.8 billion from $9.1 billion at December 31, 2009. SNC net loan charge-offs totaled $92 million and

$172 million for the years ended December 31, 2010 and 2009, respectively. Nonaccrual SNC loans decreased $20 million to $274 million during the year ended December 31, 2010, from $294 million at December 31, 2009. SNC loans, diversified by both business line and geographic market, comprised approximately 18 percent and 22 percent of total loans at December 31, 2010 and 2009, respectively. SNC loans are held to the same credit underwriting standards as the remainder of the loan portfolio and face similar credit challenges, primarily driven by residential real estate development.

MARKET AND LIQUIDITY RISK

Market risk represents the risk of loss due to adverse movements in market rates or prices, including interest rates, foreign exchange rates, and commodity and equity prices. Liquidity risk represents the failure to meet financial obligations coming due resulting from an inability to liquidate assets or obtain adequate funding, and the inability to easily unwind or offset specific exposures without significant changes in pricing, due to inadequate market depth or market disruptions.

The Asset and Liability Policy Committee establishes and monitors compliance with the policies and risk limits pertaining to market and liquidity risk management activities. The Asset and Liability Policy Committee meets regularly to discuss and review market and liquidity risk management strategies and consists of executive and senior management from various areas of the Corporation, including finance, economics, lending, deposit gathering and risk management.

The Corporation's Treasury Department supports the Asset and Liability Policy Committee in measuring, monitoring and managing interest rate, liquidity and coordination of all other market risks. The area's key activities encompass: (i) providing information and analysis of the Corporation's balance sheet structure and measurement of interest rate, liquidity and all other market risks; (ii) monitoring and reporting of the Corporation's positions relative to established policy limits and guidelines; (iii) development and presentation of analysis and strategies to adjust risk positions; (iv) review and presentation of policies and authorizations for approval; (v) monitoring of industry trends and analytical tools to be used in the management of interest rate, liquidity and all other market risks; (vi) developing and monitoring the interest rate risk economic capital estimate; and (vii) monitoring of capital adequacy in accordance with the Capital Management Policy.

Interest Rate Risk

Net interest income is the predominant source of revenue for the Corporation. Interest rate risk arises primarily through the Corporation's core business activities of extending loans and accepting deposits. The Corporation's balance sheet is predominantly characterized by floating-rate loans funded by a combination of core deposits and wholesale borrowings. Approximately 80 percent of the Corporation's loans were floating-rate loans in 2010, of which approximately 70 percent were based on LIBOR and 30 percent were based on prime. This creates a natural imbalance between the floating-rate loan portfolio and the more slowly repricing deposit products. The result is that growth and/or contraction in the Corporation's core businesses will lead to sensitivity to interest rate movements without mitigating actions. Examples of such actions are purchasing investment securities, primarily fixed-rate, which provide liquidity to the balance sheet and act to mitigate the inherent interest sensitivity, and hedging the sensitivity with interest rate swaps. The Corporation actively manages its exposure to interest rate risk, with the principal objective of optimizing net interest income and the economic value of equity while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity.

Interest Rate Sensitivity

Interest rate risk arises in the normal course of business due to differences in the repricing and cash flow characteristics of assets and liabilities. Since no single measurement system satisfies all management objectives, a combination of techniques is used to manage interest rate risk. These techniques examine earnings at risk and the economic value of equity utilizing multiple simulation analyses.

The Corporation frequently evaluates net interest income under various balance sheet and interest rate scenarios, looking at both 12 month and 24 month time horizons, using simulation modeling analysis as its principal risk management evaluation technique. The results of these analyses provide the information needed to assess the balance sheet structure. Changes in economic activity, whether domestic or international, different from those management included in its simulation analyses could translate into a materially different interest rate environment than currently expected. Management evaluates a base case net interest income under an unchanged interest rate environment and what is believed to be the most likely balance sheet structure. This base case net interest income is then evaluated against non-parallel interest rate scenarios that increase and decrease 200 basis points in a linear fashion from the base case over twelve months, resulting in a 100 basis point average change in interest rates over the period. Due to the current low level of interest rates, the analysis reflects a declining interest rate scenario of a 25 basis point drop, to zero percent. In addition, adjustments consistent with each interest rate scenario are made to asset prepayment levels, yield curves, and overall balance sheet mix and growth assumptions. These assumptions are inherently uncertain and, as a result, the model may not precisely predict the impact of higher or lower interest rates on net interest income. Actual results may differ from simulated results due to timing, magnitude and frequency of changes in interest rates, market conditions and management strategies, among other factors. However, the model can indicate the likely direction of change. Existing derivative instruments entered into for risk management purposes are included in these analyses, but no additional hedging is forecasted.

The table below, as of December 31, 2010 and 2009, displays the estimated impact on net interest income during the next 12 months by relating the base case scenario results to those from the rising and declining rate scenarios described above.

Sensitivity of Net Interest Income to Changes in Interest Rates
(in millions)

December 31	**2010**		**2009**	
	Amount	**%**	**Amount**	**%**
Change in Interest Rates:				
+200 basis points	**$ 104**	**7**	$ 74	4
-25 basis points (to zero percent)	**(15)**	**(1)**	(13)	(1)

Corporate policy limits adverse change to no more than four percent of management's most likely net interest income forecast, and the Corporation was within this policy guideline at December 31, 2010. The sensitivity from December 31, 2009 to December 31, 2010 increased primarily due to growth in core deposits, though risk to declining interest rates is limited by the current low level of rates. Interest rate risk is actively managed principally through the use of either on-balance sheet financial instruments or interest rate swaps to achieve the desired risk profile.

In addition to the simulation analysis, an economic value of equity analysis is performed for a longer term view of the interest rate risk position. The economic value of equity analysis begins with an estimate of the economic value of the financial assets and liabilities on the Corporation's balance sheet, derived through discounting cash flows based on actual rates at the end of the period, and then applies the estimated impact of rate movements to the economic value of assets, liabilities and off-balance sheet instruments. The economic value of equity is then calculated as the difference between the estimated market value of assets and liabilities net of the impact of off-balance sheet instruments. As with net interest income shocks, a variety of alternative scenarios are performed to measure the impact on economic value of equity, including changes in the level, slope and shape of the yield curve.

The table below, as of December 31, 2010 and 2009, displays the estimated impact on the economic value of equity from a 200 basis point immediate parallel increase or decrease in interest rates. Similar to the simulation analysis above, due to the current low level of interest rates, the economic value of equity analyses below reflect an interest rate scenario of an immediate 25 basis point drop, to zero percent, while the rising interest rate scenario reflects an immediate 200 basis point rise.

Sensitivity of Economic Value of Equity to Changes in Interest Rates
(in millions)

December 31	2010		2009	
	Amount	%	Amount	%
Change in Interest Rates:				
+200 basis points	$ 435	5	$ 329	3
-25 basis points (to zero percent)	(100)	(1)	(91)	(1)

Corporate policy limits adverse change in the estimated market value change in the economic value of equity to 15 percent of the base economic value of equity. The Corporation was within this policy parameter at December 31, 2010. The change in the sensitivity of the economic value of equity to a 200 basis point parallel increase in rates between December 31, 2009 and December 31, 2010 was primarily driven by core deposit growth and lower shareholders' equity levels due to the redemption of preferred stock.

LOAN MATURITIES AND INTEREST RATE SENSITIVITY

(in millions) December 31, 2010	Loans Maturing Within One Year (a)	After One But Within Five Years	After Five Years	Total
Commercial loans	$ 17,477	$ 4,299	$ 369	$ 22,145
Real estate construction loans	1,610	591	52	2,253
Commercial mortgage loans	4,779	4,143	845	9,767
International loans	1,035	93	4	1,132
Total	$ 24,901	$ 9,126	$ 1,270	$ 35,297
Sensitivity of loans to changes in interest rates:				
Predetermined (fixed) interest rates		$ 3,563	$ 823	
Floating interest rates		5,563	447	
Total		$ 9,126	$ 1,270	

(a) Includes demand loans, loans having no stated repayment schedule or maturity and overdrafts.

The Corporation uses investment securities and derivative instruments, predominantly interest rate swaps, as asset and liability management tools with the overall objective of managing the volatility of net interest income from changes in interest rates. Swaps modify the interest rate characteristics of certain assets and liabilities (e.g., from a floating rate to a fixed rate, from a fixed rate to a floating rate or from one floating-rate index to another). These tools assist management in achieving the desired interest rate risk management objectives.

Risk Management Derivative Instruments

(in millions) **Risk Management Notional Activity**	**Interest Rate Contracts**	**Foreign Exchange Contracts**	**Totals**
Balance at January 1, 2009	$ 3,400	$ 544	$ 3,944
Additions	429	3,148	3,577
Maturities/amortizations	(529)	(3,439)	(3,968)
Balance at December 31, 2009	$ 3,300	$ 253	$ 3,553
Maturities/amortizations	(900)	(2,233)	(3,133)
Balance at December 31, 2010	$ 2,400	$ 220	$ 2,620

The notional amount of risk management interest rate swaps totaled $2.4 billion at December 31, 2010, including $1.6 billion under fair value hedging strategies and $800 million under cash flow hedging strategies, and $3.3 billion at December 31, 2009, including $1.7 billion under cash flow hedging strategies and $1.6 billion under fair value hedging strategies. The fair value of risk management interest rate swaps was a net unrealized gain of $266 million at December 31, 2010, compared to a net unrealized gain of $224 million at December 31, 2009.

For the year ended December 31, 2010, risk management interest rate swaps generated $105 million of net interest income, compared to $95 million of net interest income for the year ended December 31, 2009. The increase in swap income for 2010, compared to 2009, was primarily due to a decline in floating pay rates, partially offset by maturities of interest rate swaps that carried positive spreads.

In addition to interest rate swaps, the Corporation employs various other types of derivative instruments as offsetting positions to mitigate exposures to interest rate and foreign currency risks associated with specific assets and liabilities (e.g., customer loans or deposits denominated in foreign currencies). Such instruments may include interest rate caps and floors, total return swaps, foreign exchange forward contracts and foreign exchange swap agreements. The aggregate notional amounts of these risk management derivative instruments at December 31, 2010 and 2009 were $220 million and $253 million, respectively.

Further information regarding risk management derivative instruments is provided in Note 9 to the consolidated financial statements.

Customer-Initiated and Other Derivative Instruments

(in millions) **Customer-Inititated and Other Notional Activity**	**Interest Rate Contracts**	**Energy Derivative Contracts**	**Foreign Exchange Contracts**	**Totals**
Balance at January 1, 2009	$ 12,342	$ 2,145	$ 2,723	$ 17,210
Additions	2,527	1,734	97,715	101,976
Maturities/amortizations	(2,190)	(1,519)	(98,360)	(102,069)
Terminations	(583)	(23)	(55)	(661)
Balance at December 31, 2009	$ 12,096	$ 2,337	$ 2,023	$ 16,456
Additions	2,039	1,823	85,221	89,083
Maturities/amortizations	(3,380)	(1,537)	(84,741)	(89,658)
Terminations	(235)	-	(6)	(241)
Balance at December 31, 2010	$ 10,520	$ 2,623	$ 2,497	$ 15,640

The Corporation writes and purchases interest rate caps and floors and enters into foreign exchange contracts, interest rate swaps and energy derivative contracts to accommodate the needs of customers requesting such services. Customer-initiated and other notional activity represented 86 percent of total interest rate, energy and foreign exchange contracts at December 31, 2010, compared to 82 percent at December 31, 2009.

Further information regarding customer-initiated and other derivative instruments in provided in Note 9 to the consolidated financial statements.

Liquidity Risk and Off-Balance Sheet Arrangements

Liquidity is the ability to meet financial obligations through the maturity or sale of existing assets or the acquisition of additional funds. Various financial obligations, including contractual obligations and commercial commitments, may require future cash payments by the Corporation. The following contractual obligations table summarizes the Corporation's noncancelable contractual obligations and future required minimum payments. Refer to Notes 7, 11, 12, 13, and 19 to the consolidated financial statements for further information regarding these contractual obligations.

Contractual Obligations
(in millions)

	Minimum Payments Due by Period				
December 31, 2010	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Deposits without a stated maturity (a)	$ 34,557	$ 34,557	$ -	$ -	$ -
Certificates of deposit and other deposits with a stated maturity (a)	5,914	4,985	795	94	40
Short-term borrowings (a)	130	130	-	-	-
Medium- and long-term debt (a)	5,861	1,365	1,168	1,862	1,466
Operating leases	537	67	121	100	249
Commitments to fund low income housing partnerships	71	46	22	2	1
Other long-term obligations (b)	252	36	55	31	130
Total contractual obligations	$ 47,322	$ 41,186	$ 2,161	$ 2,089	$ 1,886
Medium- and long-term debt (a) (parent company only)	$ 300	$ -	$ -	$ 300	$ -

(a) Deposits and borrowings exclude accrued interest.
(b) Includes unrecognized tax benefits.

In addition to contractual obligations, other commercial commitments of the Corporation impact liquidity. These include commitments to purchase and sell earning assets, commitments to fund indirect private equity and venture capital investments, unused commitments to extend credit, standby letters of credit and financial guarantees, and commercial letters of credit. The following commercial commitments table summarizes the Corporation's commercial commitments and expected expiration dates by period.

Commercial Commitments
(in millions)

	Expected Expiration Dates by Period				
December 31, 2010	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Commitments to purchase investment securities	$ 3	$ 3	$ -	$ -	$ -
Commitments to sell investment securities	1	1	-	-	-
Commitments to fund indirect private equity and venture capital investments	21	2	4	2	13
Unused commitments to extend credit	25,146	9,779	10,572	3,168	1,627
Standby letters of credit and financial guarantees	5,454	3,527	1,578	315	34
Commercial letters of credit	93	90	3	-	-
Total commercial commitments	$ 30,718	$ 13,402	$ 12,157	$ 3,485	$ 1,674

Since many of these commitments expire without being drawn upon, the total amount of these commercial commitments does not necessarily represent the future cash requirements of the Corporation. Refer to the "Other Market Risks" section below and Note 9 to the consolidated financial statements for a further discussion of these commercial commitments.

Wholesale Funding

The Corporation satisfies liquidity requirements with either liquid assets or various funding sources. Liquid assets, which totaled $7.8 billion at December 31, 2010, compared to $7.7 billion at December 31, 2009, provide a reservoir of liquidity. Liquid assets include cash and due from banks, federal funds sold and securities purchased under agreements to resell, interest-bearing deposits with banks, other short-term investments and unencumbered investment securities available-for-sale. At December 31, 2010, the Corporation held excess liquidity, represented by $1.3 billion deposited with the FRB, compared to $4.8 billion at December 31, 2009. Sluggish loan demand and deposit growth continued to generate excess liquidity in 2010. The Corporation utilized this excess liquidity to redeem $2.0 billion of FHLB advances originally scheduled to mature in 2012 and 2013 in the third quarter 2010 and $500 million of trust preferred securities in the fourth quarter 2010, and to fund an additional $2.8 billion of 2010 debt maturities. In addition, a portion of the excess liquidity was used in the first quarter 2010 to early redeem $2.25 billion of preferred stock originally issued in 2008 in connection with the Capital Purchase Program, also funded by the proceeds from an $880 million common stock offering completed in the first quarter 2010.

The Corporation may access the purchased funds market when necessary, which includes certificates of deposit issued to institutional investors in denominations in excess of $100,000 and to retail customers in denominations of less than $100,000 through brokers ("other time deposits" on the consolidated balance sheets), foreign office time deposits and short-term borrowings. Purchased funds totaled $562 million at December 31, 2010, compared to $2.1 billion and $9.5 billion at December 31, 2009 and 2008, respectively. Capacity for incremental purchased funds at December 31, 2010, consisted largely of federal funds purchased, brokered certificates of deposits and securities sold under agreements to repurchase. In addition, the Corporation is a member of the FHLB of Dallas, Texas, which provides short- and long-term funding to its members through advances collateralized by real estate-related assets. The actual borrowing capacity is contingent on the amount of collateral available to be pledged to the FHLB. As of December 31, 2010, the Corporation had $2.5 billion of outstanding borrowings from the FHLB with remaining maturities ranging from June 2011 to May 2014. The Corporation also maintains a shelf registration statement with the Securities and Exchange Commission from which it may issue debt and/or equity securities. In addition, at December 31, 2010, the Bank had the ability to issue up to $13.6 billion of debt under an existing $15 billion medium-term senior note program which allows the issuance of debt with maturities between one and 30 years.

For further information regarding the redemption of trust preferred securities, refer to the "Capital" section of this financial review and Note 13 to the consolidated financial statements.

The ability of the Corporation and the Bank to raise funds at competitive rates is impacted by rating agencies' views of the credit quality, liquidity, capital and earnings of the Corporation and the Bank. As of December 31, 2010, the four major rating agencies had assigned the following ratings to long-term senior unsecured obligations of the Corporation and the Bank. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating.

December 31, 2010	**Comerica Incorporated**	**Comerica Bank**
Standard and Poor's	**A-**	**A**
Moody's Investors Service	**A2**	**A1**
Fitch Ratings	**A**	**A**
Dominion Bond Rating Service	**A**	**A (High)**

The parent company held $327 million of short-term investments with its principal banking subsidiary at December 31, 2010. A primary source of liquidity for the parent company is dividends from its subsidiaries. As discussed in Note 21 to the consolidated financial statements, banking subsidiaries are subject to regulation and may be limited in their ability to pay dividends or transfer funds to the parent company. During 2011, the banking subsidiaries can pay dividends up to approximately $364 million plus 2011 net profits without prior regulatory approval. One measure of current parent company liquidity is investment in subsidiaries as a percentage of shareholders' equity. A ratio over 100 percent represents the reliance on subsidiary dividends to repay liabilities. As of December 31, 2010, the ratio was 103 percent. Refer to the "Contractual Obligations" table in this financial review for information on parent company future minimum payments on medium- and long-term debt.

The Corporation regularly evaluates its ability to meet funding needs in unanticipated, stressed environments. In conjunction with the quarterly 200 basis point interest rate shock analyses, discussed in the "Interest Rate Sensitivity" section of this financial review, liquidity ratios and potential funding availability are examined. Each quarter, the Corporation also evaluates its ability to meet liquidity needs under a series of broad events, distinguished in terms of duration and severity. The evaluation as of December 31, 2010 projected that sufficient sources of liquidity were available under each series of events.

Variable Interest Entities

The Corporation holds a significant interest in certain unconsolidated variable interest entities (VIEs). These unconsolidated VIEs are principally low income housing limited partnerships. The Corporation defines a significant interest in a VIE as a subordinated interest that exposes the Corporation to a significant portion of the VIEs expected losses or residual returns. In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If any of these characteristics is present, the entity is subject to a variable interests consolidation model, and consolidation is based on variable interests, not on ownership of the entity's outstanding voting stock. Variable interests are defined as contractual, ownership, or other monetary interests in an entity that change with fluctuations in the entity's net asset value. A company must consolidate an entity depending on whether the entity is a voting rights entity or a VIE. Refer to the "Principles of Consolidation" section in Note 1 to the consolidated financial statements for a summary of the Corporation's consolidation policy. Also, refer to Note 10 to the consolidated financial statements for a discussion of the Corporation's involvement in VIEs, including those in which the Corporation holds a significant interest but for which it is not the primary beneficiary.

Other Market Risks

Market risk related to the Corporation's trading instruments is not significant, as trading activities are limited. Certain components of the Corporation's noninterest income, primarily fiduciary income, are at risk to fluctuations in the market values of underlying assets, particularly equity and debt securities. Other components of noninterest income, primarily brokerage fees, are at risk to changes in the volume of market activity.

Share-based compensation expense recognized by the Corporation is dependent upon the fair value of stock options and restricted stock at the date of grant. The fair value of both stock options and restricted stock is impacted by the market price of the Corporation's stock on the date of grant and is at risk to changes in equity markets, general economic conditions and other factors. For further information regarding the valuation of stock options and restricted stock, refer to the "Critical Accounting Policies" section of this financial review.

Nonmarketable Equity Securities

At December 31, 2010, the Corporation had a $47 million portfolio of investments in indirect private equity and venture capital funds, with commitments of $21 million to fund additional investments in future periods. The value of these investments is at risk to changes in equity markets, general economic conditions and a variety of other factors. The majority of these investments are not readily marketable and are included in "accrued income and other assets" on the consolidated balance sheets. The investments are individually reviewed for impairment on a quarterly basis by comparing the carrying value to the estimated fair value. For further information regarding the valuation of nonmarketable equity securities, refer to the "Critical Accounting Policies" section of this financial review. Income from indirect private equity and venture capital funds in 2010 was $7 million, which was more than offset by $7 million of write-downs and expenses recognized on such investments in 2010. The following table provides information on the Corporation's indirect private equity and venture capital funds investment portfolio.

(dollar amounts in millions)		**December 31, 2010**
Number of investments		**131**
Balance of investments	$	**47**
Largest single investment		**6**
Commitments to fund additional investments		**21**

OPERATIONAL RISK

Operational risk represents the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition includes legal risk, which is the risk of loss resulting from failure to comply with laws and regulations as well as prudent ethical standards and contractual obligations. It also includes the exposure to litigation from all aspects of an institution's activities. The definition does not include strategic or reputational risks. Although operational losses are experienced by all companies and are routinely incurred in business operations, the Corporation recognizes the need to identify and control operational losses and seeks to limit losses to a level deemed appropriate by management after considering the nature of the Corporation's business and the environment in which it operates. Operational risk is mitigated through a system of internal controls that are designed to keep operating risks at appropriate levels. The Operational Risk Management Committee monitors risk management techniques and systems. The Corporation has developed a framework that includes a centralized operational risk management function and business/support unit risk coordinators responsible for managing operational risk specific to the respective business lines.

In addition, internal audit and financial staff monitor and assess the overall effectiveness of the system of internal controls on an ongoing basis. Internal Audit reports the results of reviews on the controls and systems to management and the Audit Committee of the Board. The internal audit staff independently supports the Audit Committee oversight process. The Audit Committee serves as an independent extension of the Board.

COMPLIANCE RISK

Compliance risk represents the risk of regulatory sanctions, reputational impact or financial loss resulting from the Corporation's failure to comply with regulations and standards of good banking practice. Activities which may expose the Corporation to compliance risk include, but are not limited to, those dealing with the prevention of money laundering, privacy and data protection, community reinvestment initiatives, fair lending challenges resulting from the Corporation's expansion of its banking center network and employment and tax matters.

The Enterprise-Wide Compliance Committee, comprised of senior business unit managers, as well as managers responsible for compliance, audit and overall risk, oversees compliance risk. This enterprise-wide approach provides a consistent view of compliance across the organization. The Enterprise-Wide Compliance Committee also ensures that appropriate actions are implemented in business units to mitigate risk to an acceptable level.

BUSINESS RISK

Business risk represents the risk of loss due to impairment of reputation, failure to fully develop and execute business plans, failure to assess current and new opportunities in business, markets and products, and any other event not identified in the defined risk categories of credit, market, operational or compliance risks.

Mitigation of the various risk elements that represent business risk is achieved through initiatives to help the Corporation better understand and report on the various risks. Wherever quantifiable, the Corporation uses situational analysis and other testing techniques to appreciate the scope and extent of these risks.

THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Financial Reform Act") was signed into law. The Financial Reform Act provides for, among other matters, increased regulatory supervision and examination of financial institutions, the imposition of more stringent capital requirements on financial institutions and increased regulation of derivatives and hedging transactions. Provided below is an overview of key elements of the Financial Reform Act relevant to the Corporation. Most of the provisions contained in the Financial Reform Act will be effective immediately upon enactment; however, many have delayed effective dates. Implementation of the Financial Reform Act will require many new mandatory and discretionary rules to be made by federal regulatory agencies over the next several years. The estimates of the impact on the Corporation discussed below are based on the limited information currently available and, given the uncertainty of the timing and scope of the impact, are subject to change until final rulemaking is complete.

- Interest on Demand Deposits: Allows interest on commercial demand deposits, which could lead to increased cost of commercial demand deposits, depending on the interplay of interest, deposit credits and service charges.

- Unlimited Deposit Insurance Extension: Provides unlimited deposit insurance on noninterest-bearing accounts from December 31, 2010 to December 31, 2012. There will not be a separate assessment for unlimited deposit insurance coverage for this period.

- Deposit Insurance: Changes the definition of assessment base from domestic deposits to net assets (average consolidated total assets less average tangible equity), increases the deposit insurance fund's minimum reserve ratio and permanently increases general deposit insurance coverage from $100,000 to $250,000. The Corporation expects 2011 FDIC insurance expense to remain consistent with the 2010 expense.

- Derivatives: Allows continued trading of foreign exchange and interest rate derivatives. Requires banks to shift energy, uncleared commodities and agriculture derivatives to a separately capitalized subsidiary within their holding company. Directly impacts client-driven energy derivatives business (approximately $1 million in annual revenue, based on full-year 2010 estimates).

- Interchange Fee: Limits debit card transaction processing fees that card issuers can charge to merchants. Based on the options currently contemplated in the draft, estimated annual revenue from debit card PIN and signature-based interchange fees in 2011 is expected to decrease by approximately $13 million to $15 million.

- Trust Preferred Securities: Prohibits holding companies with more than $15 billion in assets from including trust preferred securities as Tier 1 capital, and allows for a phase-in period of three years, beginning on January 1, 2013. As of December 31, 2010, the Corporation had no outstanding trust preferred securities.

CRITICAL ACCOUNTING POLICIES

The Corporation's consolidated financial statements are prepared based on the application of accounting policies, the most significant of which are described in Note 1 to the consolidated financial statements. These policies require numerous estimates and strategic or economic assumptions, which may prove inaccurate or subject to variations. Changes in underlying factors, assumptions or estimates could have a material impact on the Corporation's future financial condition and results of operations. The most critical of these significant accounting policies are the policies related to allowance for credit losses, valuation methodologies, goodwill, pension plan accounting and income taxes. These policies are reviewed with the Audit Committee of the Board and are discussed more fully below.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses, which includes both the allowance for loan losses and the allowance for credit losses on lending-related commitments, is calculated with the objective of maintaining a reserve sufficient to absorb estimated probable losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio, lending-related commitments, and other relevant factors. This evaluation is inherently subjective as it requires an estimate of the loss content for each risk rating and for each individually evaluated impaired loan, an estimate of the amounts and timing of expected future cash flows, an estimate of the value of collateral, including the fair value of assets with few transactions (e.g., residential real estate developments and nonmarketable securities), many of which may be stressed, and an estimate of the probability of draw on unused commitments.

Allowance for Loan Losses

Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. For business and certain retail loans identified based on the combination of internally assigned ratings and a defined dollar threshold set periodically, the Corporation performs a detailed credit quality review quarterly and establishes a specific allowance for such loans, estimated using one of several methods, including the estimated fair value of underlying collateral, observable market value of similar debt or discounted expected future cash flows. The valuation is reviewed and updated on a quarterly basis. While the determination of specific allowances may involve estimates, each estimate is unique to the individual loan, and none is individually significant.

Independent third-party appraisals are obtained prior to the origination of any first mortgage loan. "As developed" collateral values are used at the time of origination of a construction loan, on the assumption that the construction facility provides sufficient funds to complete the project and carry it until it is leased or sold. Credit reviews are performed at least annually on each collateral-dependent loan and, if necessary, adjustments to the original appraisals are made to reflect the most current risk profile of the project. These adjustments may include a revised rental rate or absorption rate, based on the actual conditions at that time. Updated independent third-party appraisals are generally obtained at the time of a refinance or restructure where additional advances are requested or when there is evidence that the physical aspects of the property have deteriorated.

For collateral-dependent impaired loans, updated appraisals are obtained at least annually unless conditions dictate the need for increased frequency. When the collateral exists in a less active market, management generally adjusts the appraised value to consider the current market conditions, such as estimated length of time to sell. Appraisals on impaired construction loans are generally based on "as is" collateral values. In certain circumstances, the Corporation may believe that the highest and best use of the collateral, and therefore the most advantageous exit strategy, requires completion of the construction project. In these situations, the Corporation uses an "as-developed" appraisal to evaluate alternatives. However, the "as-developed" collateral value is appropriately adjusted to reflect the cost to complete the construction project and to prepare the property for sale. Between appraisals, the Corporation may reduce the collateral value based upon the age of the appraisal and adverse developments in market conditions.

The allowance for loan losses provides for probable, estimable losses inherent in the Corporation's loan portfolio. The allowance for loan losses includes specific allowances, based on individual evaluations of certain loans and loan relationships, and allowances for homogenous pools of loans with similar risk characteristics. Loans which do not meet the criteria to be evaluated individually are evaluated in pools of loans with similar risk characteristics. The allowance for business loans not individually evaluated is determined by applying standard reserve factors to the pool of business loans within each internal risk rating. Internal risk ratings are assigned to each business loan at the time of approval and are subjected to subsequent periodic reviews by the Corporation's senior management. The Corporation defines business loans as those belonging to the commercial, real estate construction, commercial mortgage, lease financing and international loan portfolios. Standard reserve factors for the loans within each risk rating are updated quarterly and are based on estimated probabilities of default and loss given default, incorporating factors such as recent charge-off experience, current economic conditions and trends, changes in collateral values of properties securing loans, and trends with respect to past due and nonaccrual amounts. The standard reserve factors are supported by underlying analysis, including information on migration and loss given default studies from each of the three largest domestic geographic markets (Midwest, Western and Texas). Incremental reserves may be established to cover losses in industries and/or portfolios experiencing elevated loss levels. On a limited basis, where the Corporation lacks sufficient default experience to develop its own probability of default metrics, the Corporation utilizes bond tables published by Standard & Poor's (S&P). On an annual basis, the Corporation maps a sample of the publicly rated credits in its portfolio that are assigned the best internal risk ratings to the S&P bond tables to establish probability of default for these risk ratings. The Corporation has sufficient default experience and is able to generate its own probability of default metrics on the remainder of the loan portfolio. The Corporation uses its own loss given default experience to determine the overall expected loss measure.

The allowance for retail loans not individually evaluated is determined by applying estimated loss ratios to various pools of loans within the portfolios with similar risk characteristics. Estimated loss rates for all pools are updated quarterly, incorporating factors such as recent charge-off experience, current economic conditions and trends, changes in collateral values of properties securing loans (using index-based estimates), and trends with respect to past due and nonaccrual amounts.

Actual losses experienced in the future may vary from those estimated. The uncertainty occurs because factors may exist which affect the determination of probable losses inherent in the loan portfolio and are not necessarily captured by the application of standard reserve factors or identified industry-specific risks. An additional allowance is established to capture these probable losses and reflects management's view that the allowance should recognize the margin for error inherent in the process of estimating expected loan losses. The Corporation periodically reviews its methodology to ensure factors considered in the determination of probable losses inherent in the loan portfolio are appropriate. Factors that were considered in the evaluation of the adequacy of the Corporation's allowance for loan losses included the inherent imprecision in the risk rating system resulting from inaccuracy in assigning risk ratings or stale ratings which may not have been updated for recent trends in particular credits. Risk ratings on business loan relationships meeting an internally specified exposure threshold are updated annually or more frequently upon the occurrence of a circumstance that affects the credit risk of the relationship.

The principal assumption used in deriving the allowance for loan losses is the estimate of loss content for each risk rating. Since a loss ratio is applied to a large portfolio of loans, any variation between actual and assumed results could be significant. To illustrate, if recent loss experience dictated that the estimated loss ratios would be changed by five percent (of the estimate) across all risk ratings, the allowance for loan losses as of December 31, 2010 would change by approximately $15 million.

Allowance for Credit Losses on Lending-Related Commitments

The allowance for credit losses on lending-related commitments includes specific allowances, based on individual evaluations of certain letters of credit in a manner consistent with business loans, and allowances based on the pool of the remaining letters of credit and all unused commitments to extend credit within each internal risk rating. A probability of draw estimate is applied to the commitment amount, and the result is multiplied by standard reserve factors consistent with business loans. In general, the probability of draw for letters of credit is considered certain for all letters of credit supporting loans and for letters of credit assigned an internal risk rating generally consistent with regulatory defined substandard or doubtful. Other letters of credit and all unfunded commitments have a lower probability of draw.

For further discussion of the methodology used in the determination of the allowance for credit losses, refer to the "Allowance for Credit Losses" section in this financial review and Note 1 to the consolidated financial statements. To the extent actual outcomes differ from management estimates, additional provision for credit losses may be required that would adversely impact earnings in future periods. A substantial majority of the allowance is assigned to business segments. Any earnings impact resulting from actual outcomes differing from management estimates would primarily affect the Business Bank segment.

VALUATION METHODOLOGIES

Fair Value Measurement of Level 3 Financial Instruments

Fair value measurement applies whenever accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value is an estimate of the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date and is based on the assumptions market participants would use when pricing an asset or liability. However, the calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and in many cases may not be relatable in a current sale of the financial instrument.

Fair value measurement and disclosure guidance establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on the markets in which the assets and liabilities are traded and whether the inputs used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect management's estimates about market data. Level 1 valuations are based on quoted prices for identical instruments traded in active markets. Level 2 valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 3 valuations are generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Fair value measurement and disclosure guidance differentiates between those assets and liabilities required to be carried at fair value at every reporting period ("recurring") and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances ("nonrecurring"). Level 3 financial instruments recorded at fair value on a recurring basis included primarily auction-rate securities at December 31, 2010. Additionally, from time to time, the Corporation may be required to record at fair value other financial assets or liabilities on a nonrecurring basis. Note 3 to the consolidated financial statements includes information about the extent to which fair value is used to measure assets and liabilities and the valuation methodologies and key inputs used.

For assets and liabilities recorded at fair value, the Corporation's policy is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those items where there is an active market. In certain cases, when market observable inputs for model-based valuation techniques may not be readily available, the Corporation is required to make judgments about assumptions market participants would use in estimating the fair value of the financial instrument. The models used to determine fair value adjustments are periodically evaluated by management for relevance under current facts and circumstances.

Changes in market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. Therefore, when market data is not available, the Corporation would use valuation techniques requiring more management judgment to estimate the appropriate fair value.

At December 31, 2010, Level 3 financial assets recorded at fair value on a recurring basis totaled $619 million, or one percent of total assets, and consisted primarily of auction-rate securities. At December 31, 2010, there were $1 million, or less than one percent of total liabilities, of Level 3 financial liabilities recorded at fair value on a recurring basis.

At December 31, 2010, Level 3 financial assets recorded at fair value on a nonrecurring basis totaled $901 million, or two percent of total assets, and consisted primarily of impaired loans and foreclosed property. At December 31, 2010, there were no financial liabilities recorded at fair value on a nonrecurring basis.

See Note 3 to the consolidated financial statements for a complete discussion on the Corporation's use of fair value and the related measurement techniques.

Share-based Compensation

The fair value of share-based compensation as of the date of grant is recognized as compensation expense on a straight-line basis over the vesting period, taking into consideration the effect of retirement-eligible status on the vesting period. In 2010, the Corporation recognized total share-based compensation expense of $32 million. The option valuation model requires several inputs, including the risk-free interest rate, the expected dividend yield, expected volatility factors of the market price of the Corporation's common stock and the expected option life. For further discussion on the valuation model inputs, see Note 17 to the consolidated financial statements. Changes in input assumptions can materially affect the fair value estimates. The option valuation model is sensitive to the market price of the Corporation's stock at the grant date, which affects the fair value estimates and, therefore, the amount of expense recorded on future grants. Using the number of stock options granted in 2010 and the Corporation's stock price at December 31, 2010, a $5.00 per share increase in stock price would result in an increase in pretax expense of approximately $3 million, from the assumed base, over the options' vesting periods. The fair value of restricted stock is based on the market price of the Corporation's stock at the grant date. Using the number of restricted stock awards issued in 2010, a $5.00 per share increase in stock price would result in an increase in pretax expense of approximately $1 million, from the assumed base, over the awards' vesting periods. Refer to Notes 1 and 17 to the consolidated financial statements for further discussion of share-based compensation expense.

Nonmarketable Equity Securities

At December 31, 2010, the Corporation had a $47 million portfolio of investments in indirect private equity and venture capital investments, with commitments of $21 million to fund additional investments in future periods. The majority of these investments are not readily marketable. The investments are individually reviewed for impairment, on a quarterly basis, by comparing the carrying value to the estimated fair value. Fair value measurement guidance permits the measurement of investments of this type on the basis of net asset value per share, provided the net asset value is calculated by the fund in compliance with fair value measurement guidance applicable to investment companies. The Corporation bases its estimates of fair value for the majority of its indirect private equity and venture capital investments on its percentage ownership in the net asset value of the entire fund, as reported by the fund, after indication that the fund adheres to applicable fair value measurement guidance. For those funds where net asset value is not reported by the fund, the Corporation derives the fair value of the fund by estimating the fair value of each underlying investment in the fund. In addition to using qualitative information about each underlying investment, as provided by the fund, the Corporation gives consideration to information pertinent to the specific nature of the debt or equity investment, such as relevant market conditions, offering prices, operating results, financial conditions, exit strategy and other qualitative information, as available. The lack of an independent source to validate fair value estimates, including the impact of future capital calls and transfer restrictions, is an inherent limitation in the valuation process. The amount by which the carrying value exceeds the fair value that is determined to be other-than-temporary impairment is charged to current earnings and the carrying value of the investment is written down accordingly. While the determination of fair value involves estimates, no generic assumption is applied to all investments when evaluating for impairment. As such, each estimate is unique to the individual investment, and none is individually significant. The inherent uncertainty in the process of valuing equity securities for which a ready market is unavailable may cause our estimated values of these securities to differ significantly from the values that would have been derived had a ready market for the securities existed, and those differences could be material. The value of these investments is at risk to changes in equity markets, general economic conditions and a variety of other factors, which could result in an impairment charge in future periods.

Auction-Rate Securities

The Corporation holds a portfolio of auction-rate securities recorded as investment securities available-for-sale and stated at fair value of $609 million at December 31, 2010. Due to the lack of a robust secondary auction-rate securities market with active fair value indications, fair value at December 31, 2010 was determined using an income approach based on a discounted cash flow model utilizing two significant assumptions in the model: discount rate (including a liquidity risk premium) and workout period. The discount rate was calculated using credit spreads of the underlying collateral or similar securities plus a liquidity risk premium. The liquidity risk premium was based on observed industry auction-rate securities valuations by third parties and incorporated the rate at which the various types of ARS had been redeemed or sold since acquisition in 2008. The workout period was based on an assessment of publicly available information on efforts to re-establish functioning markets for these securities and the Corporation's redemption experience.

The fair value of auction-rate securities recorded on the Corporation's consolidated balance sheets represents management's best estimate of the fair value of these instruments within the framework of existing accounting standards. Changes in the above material assumptions could result in significantly different valuations. For example, an increase or decrease in the liquidity premium of 100 basis points changes the fair value by $17 million at December 31, 2010.

The valuation of auction-rate securities is complex and is subject to a certain degree of management judgment. The inherent uncertainty in the process of valuing auction-rate securities for which a ready market is unavailable may cause estimated values of these auction-rate securities assets to differ from the values that would have been derived had a ready market for the auction-rate securities existed, and those differences could be significant. The use of an alternative valuation methodology or alternative approaches used to calculate material assumptions could result in significantly different estimated values for these assets. In addition, the value of auction-rate securities is at risk to changes in equity markets, general economic conditions and other factors.

GOODWILL

Goodwill is the value attributed to unidentifiable intangible elements in acquired businesses. Goodwill is initially recorded at fair value and is subsequently evaluated at least annually for impairment. The Corporation conducts its evaluation of goodwill impairment in the third quarter each year and on an interim basis if events or changes in circumstances between annual tests indicate the assets might be impaired. Goodwill impairment testing is performed at the reporting unit level, equivalent to a business segment or one level below. During the third quarter 2010, the Corporation announced that the Retail Bank and Wealth & Institutional Management business segments would report to a single individual. As a result of this change, the Corporation reassessed its reporting units and concluded that, under the new reporting structure, the Corporation has three reporting units: Business Bank, Retail Bank and Wealth & Institutional Management. These changes to the reporting units did not affect the amount of goodwill previously allocated and did not impact the results of previous or current goodwill impairment tests.

The goodwill impairment test is a two-step test. The first step of the goodwill impairment test compares the estimated fair value of the Corporation's identified reporting units with their carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired. If the estimated fair value of the reporting unit is less than the carrying value, the second step must be performed to determine the implied fair value of the reporting unit's goodwill and the amount of goodwill impairment, if any.

Estimating the fair value of reporting units is a subjective process involving the use of estimates and judgments, particularly related to future cash flows of the reporting units, discount rates (including market risk premiums) and market multiples. Material assumptions used in the valuation models included the comparable public company price multiples used in the terminal value, future cash flows and the market risk premium component of the discount rate. The fair values of the reporting units were determined using a blend of two commonly used valuation techniques: the market approach and the income approach. The Corporation gives consideration to both valuation techniques, as either technique can be an indicator of value. For the market approach, valuations of reporting units were based on an analysis of relevant price multiples in market trades in companies with characteristics similar to the reporting unit. For the income approach, estimated future cash flows (derived from internal forecasts and economic expectations for each reporting unit) and terminal value (value at the end of the cash flow period, based on price multiples) were discounted. The discount rate was based on the imputed cost of equity capital appropriate for each reporting unit.

As of December 31, 2010, the Business Bank had goodwill of approximately $90 million, the Retail Bank approximately $47 million and the remaining goodwill balance of approximately $13 million of the Corporation's consolidated goodwill of $150 million was associated with the Wealth and Institutional Management reporting unit. At the conclusion of the first step of the goodwill impairment test performed in the third quarter 2010, the estimated fair values of all reporting units exceeded their carrying amounts, including goodwill. The results of the goodwill impairment test for each reporting unit were subjected to stress testing, which consisted of reducing expected future net income by 10 percent, reducing comparable multiples by 10 percent and increasing the discount rate by 200 basis points. The fair values of all reporting units calculated under the stressed environment exceeded their carrying value, including goodwill. Forecasted cash flows for each of the reporting units improved from the prior year primarily as a result of improvements in credit metrics and increases in deposits, including a favorable change in the deposit mix. Additionally, the estimated future cash flows of the Retail Bank reflected management's assumptions regarding the impact of the Financial Reform Act.

Economic conditions impact the assumptions related to imputed cost of equity capital, loss rates, interest and growth rates. Adverse changes in the economic environment, a decline in the performance of the reporting units or other factors could cause the fair value of the reporting units to fall below their carrying value, resulting in a goodwill impairment charge. Additionally, if the actual impact of legislative and regulatory changes is significantly different than management's expectations, the fair value of the reporting units may fall below the carrying value, resulting in a goodwill impairment charge. Any impairment charge would not affect the Corporation's regulatory capital ratios, tangible common equity ratio or liquidity position.

PENSION PLAN ACCOUNTING

The Corporation has defined benefit pension plans in effect for substantially all full-time employees hired before January 1, 2007. Benefits under the plans are based on years of service, age and compensation. Assumptions are made concerning future events that will determine the amount and timing of required benefit payments, funding requirements and defined benefit pension expense. The three major assumptions are the discount rate used in determining the current benefit obligation, the long-term rate of return expected on plan assets and the rate of compensation increase. The assumed discount rate is determined by matching the expected cash flows of the pension plans to a portfolio of high quality corporate bonds as of the measurement date, December 31. The long-term rate of return expected on plan assets is set after considering both long-term returns in the general market and long-term returns experienced by the assets in the plan. The current target asset allocation model for the plans is detailed in Note 18 to the consolidated financial statements. The expected returns on these various asset categories are blended to derive one long-term return assumption. The assets are invested in certain collective investment and mutual funds, common stocks, U.S. Treasury and other U.S. government agency securities, and corporate and municipal bonds and notes. The rate of compensation increase is based on reviewing recent annual pension-eligible compensation increases as well as the expectation of future increases. The Corporation reviews its pension plan assumptions on an annual basis with its actuarial consultants to determine if the assumptions are reasonable and adjusts the assumptions to reflect changes in future expectations.

The assumptions used to calculate 2011 expense for the defined benefit pension plans were a discount rate of 5.51 percent, a long-term rate of return on plan assets of 7.75 percent and a rate of compensation increase of 4.0 percent. Defined benefit pension expense in 2011 is expected to be approximately $48 million, an increase of $18 million from the $30 million recorded in 2010, primarily driven by declines in the discount rate and in the expected long-term rate of return on plan assets.

Changing the 2011 key actuarial assumptions discussed above by 25 basis points would have the following impact on defined benefit pension expense in 2011:

(in millions)	25 Basis Point Increase	25 Basis Point Decrease
Key Actuarial Assumption		
Discount rate	$ (7.4)	$ 7.4
Long-term rate of return	(3.7)	3.7
Rate of compensation increase	2.3	(2.3)

If the assumed long-term return on plan assets differs from the actual return on plan assets, the asset gains or losses are incorporated in the market-related value of plan assets, which is used to determine the expected return on assets. The market-related value of plan assets is determined by amortizing the current year's investment gains and losses (the actual investment return net of the expected investment return) over five years. The amortization adjustment cannot exceed 10 percent of the fair value of assets.

The expected return on plan assets is calculated based on the market-related value of the assets at the assumed long-term rate of return plus the impact of any contributions made during the year.

The market-related value method is a commonly used method of spreading investment gains and losses over a five year period. The method reduces annual volatility, and the cumulative effect will ultimately be the same as using the actual fair market value of plan assets over the long term. The Employee Benefits Committee, which consists of executive and senior managers from various areas of the Corporation, provides broad asset allocation guidelines to the asset managers, who report results and investment strategy quarterly to the Employee Benefits Committee. Actual asset allocations are compared to target allocations by asset category and investment returns for each class of investment are compared to expected results based on broad market indices.

The net funded status of the qualified and non-qualified defined benefit pension plans were an asset of $55 million and a liability of $177 million, respectively, at December 31, 2010. Due to the long-term nature of pension plan assumptions, actual results may differ significantly from the actuarial-based estimates. Differences between estimates and experience not recovered in the market or by future assumption changes are required to be recorded in shareholders' equity as part of accumulated other comprehensive income (loss) and amortized to defined benefit pension expense in future years. For further information, refer to Note 1 to the consolidated financial statements. Actuarial net losses recognized in accumulated other comprehensive income (loss) at December 31, 2010 were $54 million for the qualified defined benefit pension plan and $13 million for the non-qualified defined benefit pension plan. In 2010, actual return on plan assets in the qualified defined benefit pension plan was $172 million, compared to an expected return on plan assets of $116 million. In 2009, the actual return on plan assets was $200 million, compared to an expected return on plan assets of $104 million. The Corporation may make contributions from time to time to the qualified defined benefit plan to mitigate the impact of the actuarial losses on future years. No contributions were made to the plan in 2010. There were no assets in the non-qualified defined benefit pension plan at December 31, 2010, and 2009.

Defined benefit pension expense is recorded in "employee benefits" expense on the consolidated statements of income and is allocated to business segments based on the segment's share of salaries expense. Given the salaries expense included in 2010 segment results, defined benefit pension expense was allocated approximately 38 percent, 30 percent, 26 percent and 6 percent to the Retail Bank, Business Bank, Wealth & Institutional Management and Finance segments, respectively, in 2010.

INCOME TAXES

The calculation of the Corporation's income tax provision (benefit) and tax-related accruals is complex and requires the use of estimates and judgments. The provision for income taxes is based on amounts reported in the consolidated statements of income after deducting non-taxable items, principally income on bank-owned life insurance, and deducting tax credits related to investments in low income housing partnerships, and includes deferred income taxes on temporary differences between the income tax basis and financial accounting basis of assets and liabilities. Accrued taxes represent the net estimated amount due to or to be received from taxing jurisdictions, currently or in the future, and are included in "accrued income and other assets" or "accrued expenses and other liabilities" on the consolidated balance sheets. The Corporation assesses the relative risks and merits of tax positions for various transactions after considering statutes, regulations, judicial precedent and other available information and maintains tax accruals consistent with these assessments. The Corporation is subject to audit by taxing authorities that could question and/or challenge the tax positions taken by the Corporation.

During 2010, the IRS proposed an adjustment to taxable income for the years 2001-2006 which could result in the repatriation of foreign earnings of a certain structured investment transaction. Repatriation of these earnings could require the Corporation to pay income taxes of $53 million on foreign earnings of approximately $146 million. The Corporation continues to believe that these earnings were properly excluded from U.S. taxation and has filed a protest to that effect with the IRS Appeals Office. The Corporation intends to reinvest these earnings indefinitely and believes it is more likely than not that this tax position will be sustained. The Corporation has reserved for this tax position accordingly.

Included in net deferred taxes are deferred tax assets. Deferred tax assets are evaluated for realization based on available evidence of loss carryback capacity, projected future reversals of existing taxable temporary differences and assumptions made regarding future events. A valuation allowance is provided when it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Changes in the estimate of accrued taxes occur due to changes in tax law, interpretations of existing tax laws, new judicial or regulatory guidance, and the status of examinations conducted by taxing authorities that impact the relative risks and merits of tax positions taken by the Corporation. These changes in the estimate of accrued taxes could be significant to the operating results of the Corporation. For further information on tax accruals and related risks, see Note 19 to the consolidated financial statements.

SUPPLEMENTAL FINANCIAL DATA

The following table provides a reconciliation of non-GAAP financial measures used in this financial review with financial measures defined by GAAP.

(dollar amounts in millions) **Years ended December 31**	**2010**	**2009**	**2008**	**2007**	**2006**
Impact of Excess Liquidity on Net Interest Margin (FTE):					
Net interest income (FTE)	**$ 1,651**	$ 1,575	$ 1,821	$ 2,006	$ 1,986
Less:					
Interest earned on excess liquidity (a)	**8**	6	1	-	-
Net interest income (FTE), excluding excess liquidity	**$ 1,643**	$ 1,569	$ 1,820	$ 2,006	$ 1,986
Average earning assets	**$51,004**	$58,162	$60,422	$54,688	$52,291
Less:					
Average net unrealized gains (losses) on investment securities available-for-sale	**115**	165	33	(69)	(127)
Average earning assets for net interest margin (FTE)	**50,889**	57,997	60,389	54,757	52,418
Less:					
Excess liquidity (a)	**3,140**	2,402	196	-	-
Average earning assets for net interest margin (FTE), excluding excess liquidity	**$47,749**	$55,595	$60,193	$54,757	$52,418
Net interest margin (FTE)	**3.24 %**	2.72 %	3.02 %	3.66 %	3.79 %
Net interest margin (FTE), excluding excess liquidity	**3.44**	2.83	3.03	3.66	3.79
Impact of excess liquidity on net interest margin (FTE)	**(0.20)**	(0.11)	(0.01)	-	-
Tier 1 Common Capital Ratio:					
Tier 1 capital (b)	**$ 6,027**	$ 7,704	$ 7,805	$ 5,640	$ 5,657
Less:					
Fixed rate cumulative perpetual preferred stock	**-**	2,151	2,129	-	-
Trust preferred securities	**-**	495	495	495	339
Tier 1 common capital	**$ 6,027**	$ 5,058	$ 5,181	$ 5,145	$ 5,318
Risk-weighted assets (b)	**$59,506**	$61,815	$73,207	$75,102	$70,486
Tier 1 common capital ratio	**10.13 %**	8.18 %	7.08 %	6.85 %	7.54 %
Tangible Common Equity Ratio:					
Total shareholders' equity	**$ 5,793**	$ 7,029	$ 7,152	$ 5,117	$ 5,153
Less:					
Fixed rate cumulative perpetual preferred stock	**-**	2,151	2,129	-	-
Goodwill	**150**	150	150	150	150
Other intangible assets	**6**	8	12	12	14
Tangible common equity	**$ 5,637**	$ 4,720	$ 4,861	$ 4,955	$ 4,989
Total assets	**$53,667**	$59,249	$67,548	$62,331	$58,001
Less:					
Goodwill	**150**	150	150	150	150
Other intangible assets	**6**	8	12	12	14
Tangible assets	**$53,511**	$59,091	$67,386	$62,169	$57,837
Tangible common equity ratio	**10.54 %**	7.99 %	7.21 %	7.97 %	8.62 %

(a) Excess liquidity represented by interest earned on and average interest-bearing balances deposited with the FRB.

(b) Tier 1 capital and risk-weighted assets as defined by regulation.

The net interest margin (FTE), excluding excess liquidity, removes interest earned on balances deposited with the FRB from net interest income (FTE) and average balances deposited with the FRB from average earning assets from the numerator and denominator of the net interest margin (FTE) ratio, respectively. The Corporation believes this measurement provides meaningful information to investors, regulators, management and others of the impact on net interest income and net interest margin resulting from the Corporation's short-term investment in low yielding instruments.

The Tier 1 common capital ratio removes preferred stock and qualifying trust preferred securities from Tier 1 capital as defined by and calculated in conformity with bank regulations. The tangible common equity ratio removes preferred stock and the effect of intangible assets from capital and the effect of intangible assets from total assets. The Corporation believes these measurements are meaningful measures of capital adequacy used by investors, regulators, management and others to evaluate the adequacy of common equity and to compare against other companies in the industry.

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. In addition, the Corporation may make other written and oral communications from time to time that contain such statements. All statements regarding the Corporation's expected financial position, strategies and growth prospects and general economic conditions expected to exist in the future are forward-looking statements. The words, "anticipates," "believes," "feels," "expects," "estimates," "seeks," "strives," "plans," "intends," "outlook," "forecast," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "aspiration," "outcome," "continue," "remain," "maintain," "trend," "objective," and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions, as they relate to the Corporation or its management, are intended to identify forward-looking statements.

The Corporation cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date the statement is made, and the Corporation does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors mentioned elsewhere in this report or previously disclosed in the Corporation's SEC reports (accessible on the SEC's website at www.sec.gov or on the Corporation's website at www.comerica.com), actual results could differ materially from forward-looking statements and future results could differ materially from historical performance due to a variety of reasons, including but not limited to, the following factors:

- general political, economic or industry conditions, either domestically or internationally, may be less favorable than expected;
- governmental monetary and fiscal policies may adversely affect the financial services industry and, therefore impact the Corporation's financial condition and results of operations;
- volatility and disruptions in global capital and credit markets may adversely impact the Corporation's business, financial condition and results of operations;
- the soundness of other financial institutions could adversely affect the Corporation;
- recently enacted legislation, actions recently taken or proposed by the United States Department of Treasury, the Federal Deposit Insurance Corporation, the Federal Reserve Bank or other governmental entities, and legislation enacted in the future subject or may subject the Corporation to further regulation, and the impact and expiration of such legislation and regulatory actions may adversely affect the Corporation;
- unfavorable developments concerning credit quality could adversely impact the Corporation's financial results;

- the Corporation's proposed acquisition of Sterling Bancshares, Inc. may present certain risks to the Corporation's business and operations;
- the Corporation may be subject to more stringent capital and liquidity requirements;
- problems faced by residential real estate developers could adversely affect the Corporation;
- businesses or industries in which the Corporation has lending concentrations, including, but not limited to, the automotive production industry and the real estate business, could suffer a significant decline, which could adversely affect the Corporation;
- the introduction, implementation, withdrawal, success and timing of business initiatives and strategies, including, but not limited to, the opening of new banking centers, may be less successful or may be different than anticipated, which could adversely affect the Corporation's business;
- utilization of technology to efficiently and effectively develop, market and deliver new products and services;
- operational difficulties or information security problems could adversely affect the Corporation's business and operations;
- changes in the financial markets, including fluctuations in interest rates and their impact on deposit pricing, could adversely affect the Corporation's net interest income and balance sheet;
- competitive product and pricing pressures among financial institutions within the Corporation's markets may change;
- changes in customer behavior may adversely impact the Corporation's business, financial condition and results of operations;
- management's ability to maintain and expand customer relationships may differ from expectations;
- management's ability to retain key officers and employees may change;
- legal and regulatory proceedings and related matters with respect to the financial services industry, including those directly involving the Corporation and its subsidiaries, could adversely affect the Corporation or the financial services industry in general;
- changes in regulation or oversight may have a material adverse affect on the Corporation's operations;
- methods of reducing risk exposures might not be effective;
- terrorist activities or other hostilities may adversely affect the general economy, financial and capital markets, specific industries, and the Corporation; and
- natural disasters, including, but not limited to, hurricanes, tornadoes, earthquakes, fires and floods, may adversely affect the general economy, financial and capital markets, specific industries, and the Corporation.

CONSOLIDATED BALANCE SHEETS
Comerica Incorporated and Subsidiaries

(in millions, except share data) **December 31**	**2010**	2009
ASSETS		
Cash and due from banks	**$ 668**	$ 774
Interest-bearing deposits with banks	**1,415**	4,843
Other short-term investments	**141**	138
Investment securities available-for-sale	**7,560**	7,416
Commercial loans	**22,145**	21,690
Real estate construction loans	**2,253**	3,461
Commercial mortgage loans	**9,767**	10,457
Residential mortgage loans	**1,619**	1,651
Consumer loans	**2,311**	2,511
Lease financing	**1,009**	1,139
International loans	**1,132**	1,252
Total loans	**40,236**	42,161
Less allowance for loan losses	**(901)**	(985)
Net loans	**39,335**	41,176
Premises and equipment	**630**	644
Customers' liability on acceptances outstanding	**9**	11
Accrued income and other assets	**3,909**	4,247
Total assets	**$ 53,667**	$ 59,249
LIABILITIES AND SHAREHOLDERS' EQUITY		
Noninterest-bearing deposits	**$ 15,538**	$ 15,871
Money market and NOW deposits	**17,622**	14,450
Savings deposits	**1,397**	1,342
Customer certificates of deposit	**5,482**	6,413
Other time deposits	**-**	1,047
Foreign office time deposits	**432**	542
Total interest-bearing deposits	**24,933**	23,794
Total deposits	**40,471**	39,665
Short-term borrowings	**130**	462
Acceptances outstanding	**9**	11
Accrued expenses and other liabilities	**1,126**	1,022
Medium- and long-term debt	**6,138**	11,060
Total liabilities	**47,874**	52,220
Fixed rate cumulative perpetual preferred stock, series F, no par value, $1,000 liquidation value per share:		
Authorized - 2,250,000 shares at 12/31/09		
Issued - 2,250,000 shares at 12/31/09	**-**	2,151
Common stock - $5 par value:		
Authorized - 325,000,000 shares		
Issued - 203,878,110 shares at 12/31/10 and 178,735,252 shares at 12/31/09	**1,019**	894
Capital surplus	**1,481**	740
Accumulated other comprehensive loss	**(389)**	(336)
Retained earnings	**5,247**	5,161
Less cost of common stock in treasury - 27,342,518 shares at 12/31/10 and 27,555,623 shares at 12/31/09	**(1,565)**	(1,581)
Total shareholders' equity	**5,793**	7,029
Total liabilities and shareholders' equity	**$ 53,667**	$ 59,249

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Comerica Incorporated and Subsidiaries

(in millions, except per share data) **Years Ended December 31**	**2010**	**2009**	**2008**
INTEREST INCOME			
Interest and fees on loans	**$ 1,617**	$ 1,767	$ 2,649
Interest on investment securities	**226**	329	389
Interest on short-term investments	**10**	9	13
Total interest income	**1,853**	2,105	3,051
INTEREST EXPENSE			
Interest on deposits	**115**	372	734
Interest on short-term borrowings	**1**	2	87
Interest on medium- and long-term debt	**91**	164	415
Total interest expense	**207**	538	1,236
Net interest income	**1,646**	1,567	1,815
Provision for loan losses	**480**	1,082	686
Net interest income after provision for loan losses	**1,166**	485	1,129
NONINTEREST INCOME			
Service charges on deposit accounts	**208**	228	229
Fiduciary income	**154**	161	199
Commercial lending fees	**95**	79	69
Letter of credit fees	**76**	69	69
Card fees	**58**	51	58
Foreign exchange income	**39**	41	40
Bank-owned life insurance	**40**	35	38
Brokerage fees	**25**	31	42
Net securities gains	**3**	243	67
Other noninterest income	**91**	112	82
Total noninterest income	**789**	1,050	893
NONINTEREST EXPENSES			
Salaries	**740**	687	781
Employee benefits	**179**	210	194
Total salaries and employee benefits	**919**	897	975
Net occupancy expense	**162**	162	156
Equipment expense	**63**	62	62
Outside processing fee expense	**96**	97	104
Software expense	**89**	84	76
FDIC insurance expense	**62**	90	16
Legal fees	**35**	37	29
Advertising expense	**30**	29	30
Other real estate expense	**29**	48	10
Litigation and operational losses	**11**	10	103
Provision for credit losses on lending-related commitments	**(2)**	-	18
Other noninterest expenses	**146**	134	172
Total noninterest expenses	**1,640**	1,650	1,751
Income (loss) from continuing operations before income taxes	**315**	(115)	271
Provision (benefit) for income taxes	**55**	(131)	59
Income from continuing operations	**260**	16	212
Income from discontinued operations, net of tax	**17**	1	1
NET INCOME	**$ 277**	$ 17	$ 213
Less:			
Preferred stock dividends	**123**	134	17
Income allocated to participating securities	**1**	1	4
Net income (loss) attributable to common shares	**$ 153**	$ (118)	$ 192
Basic earnings per common share:			
Income (loss) from continuing operations	**$ 0.79**	$ (0.80)	$ 1.28
Net income (loss)	**0.90**	(0.79)	1.29
Diluted earnings per common share:			
Income (loss) from continuing operations	**0.78**	(0.80)	1.28
Net income (loss)	**0.88**	(0.79)	1.28
Cash dividends declared on common stock	**44**	30	348
Cash dividends declared per common share	**0.25**	0.20	2.31

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Comerica Incorporated and Subsidiaries

(in millions, except per share data)	Nonredeemable Preferred Stock	Common Stock Shares Outstanding	Common Stock Amount	Capital Surplus	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total Shareholders' Equity
BALANCE AT DECEMBER 31, 2007	$ -	150.0	$ 894	$ 564	$ (177)	$ 5,497	$ (1,661)	$ 5,117
Net income	-	-	-	-	-	213	-	213
Other comprehensive loss, net of tax	-	-	-	-	(132)	-	-	(132)
Total comprehensive income								81
Cash dividends declared on common stock ($2.31 per share)	-	-	-	-	-	(348)	-	(348)
Purchase of common stock	-	-	-	-	-	-	(1)	(1)
Issuance of preferred stock and related warrant	2,126	-	-	124	-	-	-	2,250
Accretion of discount on preferred stock	3	-	-	-	-	(3)	-	-
Net issuance of common stock under employee stock plans	-	0.5	-	(19)	-	(14)	33	-
Share-based compensation	-	-	-	53	-	-	-	53
BALANCE AT DECEMBER 31, 2008	$ 2,129	150.5	$ 894	$ 722	$ (309)	$ 5,345	$ (1,629)	$ 7,152
Net income	-	-	-	-	-	17	-	17
Other comprehensive loss, net of tax	-	-	-	-	(27)	-	-	(27)
Total comprehensive loss								(10)
Cash dividends declared on preferred stock	-	-	-	-	-	(113)	-	(113)
Cash dividends declared on common stock ($0.20 per share)	-	-	-	-	-	(30)	-	(30)
Purchase of common stock	-	(0.1)	-	-	-	-	(1)	(1)
Accretion of discount on preferred stock	22	-	-	-	-	(22)	-	-
Net issuance of common stock under employee stock plans	-	0.8	-	(15)	-	(36)	48	(3)
Share-based compensation	-	-	-	32	-	-	-	32
Other	-	-	-	1	-	-	1	2
BALANCE AT DECEMBER 31, 2009	$ 2,151	151.2	$ 894	$ 740	$ (336)	$ 5,161	$ (1,581)	$ 7,029
Net income	-	-	-	-	-	**277**	-	**277**
Other comprehensive loss, net of tax	-	-	-	-	**(53)**	-	-	**(53)**
Total comprehensive income								**224**
Cash dividends declared on preferred stock	-	-	-	-	-	**(38)**	-	**(38)**
Cash dividends declared on common stock ($0.25 per share)	-	-	-	-	-	**(44)**	-	**(44)**
Purchase of common stock	-	**(0.1)**	-	-	-	-	**(4)**	**(4)**
Issuance of common stock	-	**25.1**	**125**	**724**	-	-	-	**849**
Redemption of preferred stock	**(2,250)**	-	-	-	-	-	-	**(2,250)**
Redemption discount accretion on preferred stock	**94**	-	-	-	-	**(94)**	-	-
Accretion of discount on preferred stock	**5**	-	-	-	-	**(5)**	-	-
Net issuance of common stock under employee stock plans	-	**0.3**	-	**(11)**	-	**(10)**	**19**	**(2)**
Share-based compensation	-	-	-	**32**	-	-	-	**32**
Other	-	-	-	**(4)**	-	-	**1**	**(3)**
BALANCE AT DECEMBER 31, 2010	**$ -**	**176.5**	**$ 1,019**	**$ 1,481**	**$ (389)**	**$ 5,247**	**$ (1,565)**	**$ 5,793**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Comerica Incorporated and Subsidiaries

(in millions)

Years Ended December 31	2010	2009	2008
OPERATING ACTIVITIES			
Net income	**$ 277**	$ 17	$ 213
Income from discontinued operations, net of tax	**17**	1	1
Income from continuing operations, net of tax	**260**	16	212
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**480**	1,082	686
Provision for credit losses on lending-related commitments	**(2)**	-	18
Provision for deferred income taxes	**(202)**	(112)	(99)
Depreciation and software amortization	**124**	122	114
Auction-rate securities charge	**-**	-	88
Lease income charge	**-**	-	38
Net gain on early termination of leveraged leases	**-**	(8)	-
Share-based compensation expense	**32**	32	51
Net amortization (accretion) of securities	**26**	(5)	(11)
Net securities gains	**(3)**	(243)	(67)
Net gain on sales of businesses	**-**	(5)	-
Gain on repurchase of medium- and long-term debt	**-**	(15)	-
Contribution to qualified pension plan	**-**	(100)	(175)
Excess tax benefits from share-based compensation arrangements	**(1)**	-	-
Net (increase) decrease in trading securities	**(10)**	16	(6)
Net decrease in loans held-for-sale	**7**	4	99
Net decrease in accrued income receivable	**15**	62	82
Net increase (decrease) in accrued expenses	**57**	(311)	(306)
Other, net	**486**	(445)	137
Discontinued operations, net	**17**	1	1
Net cash provided by operating activities	**1,286**	91	862
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available-for-sale	**151**	8,785	156
Proceeds from maturities and redemptions of investment securities available-for-sale	**2,152**	2,253	1,667
Purchases of investment securities available-for-sale	**(2,410)**	(9,011)	(4,496)
Sales (purchases) of Federal Home Loan Bank stock	**144**	82	(353)
Net decrease (increase) in loans	**1,259**	7,317	(259)
Proceeds from early termination of leveraged leases	**-**	107	-
Net increase in fixed assets	**(92)**	(74)	(166)
Net decrease in customers' liability on acceptances outstanding	**2**	3	34
Proceeds from sale of business	**-**	7	-
Net cash provided by (used in) investing activities	**1,206**	9,469	(3,417)
FINANCING ACTIVITIES			
Net increase (decrease) in deposits	**771**	(2,010)	(2,299)
Net decrease in short-term borrowings	**(332)**	(1,287)	(1,058)
Net decrease in acceptances outstanding	**(2)**	(3)	(34)
Proceeds from issuance of medium- and long-term debt	**298**	-	8,000
Repayments of medium- and long-term debt	**(2,610)**	(3,683)	(2,000)
Redemptions of medium-and long-term debt	**(2,680)**	(197)	-
Proceeds from issuance of common stock	**849**	-	-
Redemption of preferred stock	**(2,250)**	-	-
Proceeds from issuance of preferred stock and related warrant	**-**	-	2,250
Proceeds from issuance of common stock under employee stock plans	**5**	-	1
Excess tax benefits from share-based compensation arrangements	**1**	-	-
Purchase of common stock for treasury	**(4)**	(1)	(1)
Dividends paid on common stock	**(34)**	(72)	(395)
Dividends paid on preferred stock	**(38)**	(113)	-
Net cash (used in) provided by financing activities	**(6,026)**	(7,366)	4,464
Net (decrease) increase in cash and cash equivalents	**(3,534)**	2,194	1,909
Cash and cash equivalents at beginning of year	**5,617**	3,423	1,514
Cash and cash equivalents at end of year	**$ 2,083**	$ 5,617	$ 3,423
Interest paid	**$ 227**	$ 619	$ 1,266
Income taxes, tax deposits and tax-related interest paid	**$ 108**	$ 251	$ 241
Noncash investing and financing activities:			
Loans transferred to other real estate	**$ 104**	$ 114	$ 65
Loans transferred from held-for-sale to portfolio	**-**	-	84

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Comerica Incorporated and Subsidiaries

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Comerica Incorporated (the Corporation) is a registered financial holding company headquartered in Dallas, Texas. The Corporation's major business segments are the Business Bank, the Retail Bank and Wealth & Institutional Management. For further discussion of each business segment, refer to Note 23. The Corporation operates in four primary geographic markets: Midwest, Western, Texas and Florida. The Corporation and its banking subsidiaries are regulated at both the state and federal levels.

The accounting and reporting policies of the Corporation conform to U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates.

The following summarizes the significant accounting policies of the Corporation applied in the preparation of the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries after elimination of all significant intercompany accounts and transactions. Certain amounts in the financial statements for prior years have been reclassified to conform to current financial statement presentation.

In the first quarter 2010, the Corporation adopted Accounting Standards Update (ASU) No. 2009-17, "Improvements in Financial Reporting by Enterprises Involved with Variable Interest Entities," (ASU 2009-17). ASU 2009-17 amends consolidation guidance related to variable interest entities (VIEs) by replacing a quantitative approach for determining which enterprise, if any, is the primary beneficiary and required to consolidate a VIE with a qualitative approach. The qualitative approach is focused on identifying which enterprise has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE. ASU 2009-17 requires reconsideration of the primary beneficiary whenever circumstances change and eliminates the exception for qualifying special-purpose entities from consolidation guidance.

Also in the first quarter 2010, the Financial Accounting Standards Board (FASB) issued ASU No. 2010-10, "Amendments for Certain Investment Funds," (ASU 2010-10). ASU 2010-10 indefinitely defers the requirements of ASU 2009-17 for certain investment funds with attributes of an investment company specified in the accounting guidance, including, but not limited to, venture capital funds, private equity funds and mutual funds. The deferral is also applicable to a reporting enterprise's interest in an entity that is required to comply with or operates in accordance with requirements similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. For funds that qualify for the deferral, the Corporation will continue to analyze whether such funds should be consolidated under authoritative guidance that existed prior to the issuance of ASU 2009-17.

The Corporation was not required to consolidate any additional VIEs with which the Corporation was involved as a result of implementing the guidance in ASU 2009-17, as amended by ASU 2010-10.

The Corporation consolidates variable interest entities in which it is the primary beneficiary. In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If any of these characteristics is present, the entity is subject to a variable interests consolidation model, and consolidation is based on variable interests, not on ownership of the entity's outstanding voting stock. Variable interests are defined as contractual ownership or other money interests in an entity that change with fluctuations in the entity's net asset value. The primary beneficiary consolidates the VIE; the primary beneficiary is defined as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE. The Corporation consolidates entities not determined to be VIEs when it holds a majority (controlling) interest in the entity's outstanding voting stock.

Equity investments in entities that are not VIEs where the Corporation owns less than a majority (controlling) interest and equity investments in entities that are VIEs where the Corporation is not the primary beneficiary are not consolidated. Rather, such investments are accounted for using either the equity method or cost method. The equity method is used for investments in corporate joint ventures and investments where the Corporation has the ability to exercise significant influence over the investee's operation and financial policies, which is generally presumed to exist if the Corporation owns more than 20 percent of the voting interest of the investee. Equity method investments are included in "accrued income and other assets" on the consolidated balance sheets, with income and losses recorded in "other noninterest income" on the consolidated statements of income. Unconsolidated equity investments that do not meet the criteria to be accounted for under the equity method are accounted for under the cost method. Cost method investments are included in "accrued income and other assets" on the consolidated balance sheets, with income (net of write-downs) recorded in "other noninterest income" on the consolidated statements of income.

See Note 10 for additional information about the Corporation's involvement with VIEs.

Fair Value Measurements

Fair value measurement applies whenever accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. Fair value measurements and disclosures guidance establishes a three-level fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are separately disclosed by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Corporation's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those items for which there is an active market.

Fair value measurements for assets and liabilities where limited or no observable market data exists and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

For further information about fair value measurements, refer to Note 3.

Other Short-Term Investments

Other short-term investments include trading securities and loans held-for-sale.

Trading securities are carried at market value. Realized and unrealized gains or losses on trading securities are included in "other noninterest income" on the consolidated statements of income.

Loans held-for-sale, typically residential mortgages and Small Business Administration loans originated with the intent to sell, are carried at the lower of cost or fair value. Fair value is determined in the aggregate for each portfolio. Changes in fair value are included in "other noninterest income" on the consolidated statements of income.

Investment Securities

Securities that are not held for trading purposes are accounted for as securities available-for-sale and recorded at fair value, with unrealized gains and losses, net of income taxes, reported as a separate component of other comprehensive income (loss) (OCI).

Investment securities are reviewed quarterly for possible other-than-temporary impairment (OTTI). In determining whether OTTI exists for debt securities in an unrealized loss position, the Corporation assesses the likelihood of selling the security prior to the recovery of its amortized cost basis. If the Corporation intends to sell the debt security or it is more-likely-than-not that the Corporation will be required to sell the debt security prior to the recovery of its amortized cost basis, the debt security is written down to fair value, and the full amount of any impairment charge is recorded as a loss in "net securities gains" in the consolidated statements of income. If the Corporation does not intend to sell the debt security and it is more-likely-than-not that the Corporation will not be required to sell the debt security prior to recovery of its amortized cost basis, only the credit component of any impairment of a debt security is recognized as a loss in "net securities gains" on the consolidated statements of income, with the remaining impairment recorded in OCI.

The OTTI review for equity securities includes an analysis of the facts and circumstances of each individual investment and focuses on the severity of loss, the length of time the fair value has been below cost, the expectation for that security's performance, the financial condition and near-term prospects of the issuer, and management's intent and ability to hold the security to recovery. A decline in value of an equity security that is considered to be other-than-temporary is recorded as a loss in "net securities gains" on the consolidated statements of income.

Gains or losses on the sale of securities are computed based on the adjusted cost of the specific security sold.

For further information on investment securities, refer to Note 4.

Loans

Loans and leases originated and held for investment are recorded at the principal balance outstanding, net of unearned income, charge-offs and unamortized deferred fees and costs. Interest income is recognized on loans and leases based on the principal balance outstanding using the interest method. Net deferred income, including unearned income and unamortized costs, fees, premiums and discounts, totaled $370 million and $405 million at December 31, 2010 and 2009, respectively.

Loan Origination Fees and Costs

Substantially all loan origination fees and costs are deferred and amortized to net interest income of over the life of the related loan or over the commitment period as a yield adjustment.

Loan fees on unused commitments and net origination fees related to loans sold are recognized in noninterest income.

Allowance for Credit Losses

The allowance for credit losses includes both the allowance for loan losses and the allowance for credit losses on lending-related commitments.

In the fourth quarter 2010, the Corporation adopted certain portions of ASU No. 2010-20, "Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses," (ASU 2010-20), which requires enhanced disclosures about an entity's credit quality of financing receivables and the related allowance for credit losses. The Corporation will adopt the activity-related provisions of ASU 2010-20 in the first quarter 2011. The disclosure requirements of ASU 2010-20 regarding troubled debt restructurings have been delayed by the FASB. The provisions of ASU 2010-20 require significant expansion of the Corporation's disclosures on the credit quality of financing receivables and the allowance for credit losses. The fourth quarter 2010 adoption of ASU 2010-20 did not have a material effect on the Corporation's financial condition and results of operations. The Corporation does not expect the adoption of the remainder of ASU 2010-20 to have a material effect on the Corporation's financial condition and results of operations.

The disclosures required by ASU 2010-20 are provided in Note 5.

Allowance for Loan Losses

The allowance for loan losses represents management's assessment of probable, estimable losses inherent in the Corporation's loan portfolio. The allowance for loan losses includes specific allowances, based on individual evaluations of certain loans and loan relationships, and allowances for homogeneous pools of loans with similar risk characteristics for the remaining business and retail loans. The Corporation defines business loans as those belonging to the commercial, real estate construction, commercial mortgage, lease financing and international loan portfolios. Retail loans consist of traditional residential mortgage, home equity and other consumer loans.

A loan is considered impaired when it is probable that interest or principal payments will not be made in accordance with the contractual terms of the original loan agreement. For business and certain retail loans identified based on the combination of internally assigned ratings and a defined dollar threshold set periodically, the Corporation performs a detailed credit quality review quarterly to determine whether impairment exists and establishes a specific allowance for such loans, estimated using one of several methods, including the estimated fair value of underlying collateral, observable market value of similar debt or discounted expected future cash flows.

Independent third-party appraisals are obtained prior to the origination of any first mortgage loan. "As developed" collateral values are used at the time of origination of a construction loan, on the assumption that the construction facility provides sufficient funds to complete the project and carry it until it is leased or sold. Credit reviews are performed at least annually on each collateral-dependent loan and, if necessary, adjustments to the original appraisals are made to reflect the most current risk profile of the project. These adjustments may include a revised rental rate or absorption rate, based on the actual conditions at that time. Updated independent third-party appraisals are generally obtained at the time of a refinance or restructure where additional advances are requested or when there is evidence that the physical aspects of the property have deteriorated.

For collateral-dependent impaired loans, updated appraisals are obtained at least annually unless conditions dictate increased frequency. Appraisals on impaired construction loans are generally based on "as is" collateral values. In certain circumstances, the Corporation may believe that the highest and best use of the collateral, and thus the most advantageous exit strategy, requires completion of the construction project. In these situations, the Corporation uses an "as-developed" appraisal to evaluate alternatives. However, the "as-developed" collateral value is appropriately adjusted to reflect the cost to complete the construction project and to prepare the property for sale. The Corporation may reduce the collateral value based upon the age of the appraisal and adverse developments in market conditions.

Loans which do not meet the criteria to be evaluated individually are evaluated in homogeneous pools of loans with similar risk characteristics. Internal risk ratings are assigned to each business loan at the time of approval and are subjected to subsequent periodic reviews by the Corporation's senior management. The allowance for business loans not individually evaluated is determined by applying standard reserve factors to the pool of business loans within each internal risk rating. Standard reserve factors for the loans within each risk rating are updated quarterly and are based on estimated probabilities of default and loss given default, incorporating factors such as recent charge-off experience, current economic conditions and trends, changes in collateral values of properties securing loans, and trends with respect to past due and nonaccrual amounts. The standard reserve factors are supported by underlying analysis, including information on migration and loss given default studies from each of the three largest domestic geographic markets (Midwest, Western and Texas). Incremental reserves may be established to cover losses in industries and/or portfolios experiencing elevated loss levels. On a limited basis, where the Corporation lacks sufficient default experience to develop its own probability of default metrics, the Corporation utilizes bond tables published by Standard & Poor's (S&P). On an annual basis, the Corporation maps a sample of the publicly rated credits in its portfolio that are assigned the best internal risk ratings to the S&P bond tables to establish probability of default for these risk ratings. The Corporation has sufficient default experience and is able to generate its own probability of default metrics on the remainder of the loan portfolio. The Corporation uses its own loss given default experience to determine the overall expected loss measure.

The allowance for retail loans not individually evaluated is determined by applying estimated loss rates to various pools of loans within the portfolios with similar risk characteristics. Estimated loss rates for all pools are updated quarterly, incorporating factors such as recent charge-off experience, current economic conditions and trends, changes in collateral values of properties securing loans (using index-based estimates), and trends with respect to past due and nonaccrual amounts.

Actual losses experienced in the future may vary from those estimated. The uncertainty occurs because factors may exist which affect the determination of probable losses inherent in the loan portfolio and are not necessarily captured by the application of standard reserve factors or identified industry-specific risks. An additional allowance is established to capture these probable losses and reflects management's view that the allowance should recognize the margin for error inherent in the process of estimating expected loan losses. The Corporation periodically reviews its methodology to ensure factors considered in the determination of probable losses inherent in the loan portfolio are appropriate. Factors that were considered in the evaluation of the adequacy of the Corporation's allowance for loan losses included the inherent imprecision in the risk rating system resulting from inaccuracy in assigning risk ratings or stale ratings which may not have been updated for recent trends in particular credits. Risk ratings on business loan relationships meeting an internally specified exposure threshold are updated annually or more frequently upon the occurrence of a circumstance that affects the credit risk of the relationship.

The total allowance for loan losses is sufficient to absorb incurred losses inherent in the total portfolio. Unanticipated economic events, including political, economic and regulatory instability in countries where the Corporation has loans, could cause changes in the credit characteristics of the portfolio and result in an unanticipated increase in the allowance. Inclusion of other industry-specific portfolio exposures in the allowance, as well as significant increases in the current portfolio exposures, could also increase the amount of the allowance. Any of these events, or some combination thereof, may result in the need for additional provision for loan losses in order to maintain an allowance that complies with credit risk and accounting policies.

Loans deemed uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

Allowance for Credit Losses on Lending-Related Commitments

The allowance for credit losses on lending-related commitments provides for probable credit losses inherent in lending-related commitments, including unused commitments to extend credit and letters of credit. The allowance for credit losses on lending-related commitments includes specific allowances, based on individual evaluations of certain letters of credit in a manner consistent with business loans, and allowances based on the pool of the remaining letters of credit and all unused commitments to extend credit within each internal risk rating. A probability of draw estimate is applied to the commitment amount, and the result is multiplied by standard reserve factors consistent with business loans. In general, the probability of draw for letters of credit is considered certain for all letters of credit supporting loans and for letters of credit assigned an internal risk rating generally consistent with regulatory defined substandard or doubtful. Other letters of credit and all unfunded commitments have a lower probability of draw The allowance for credit losses on lending-related commitments is included in "accrued expenses and other liabilities" on the consolidated balance sheets, with the corresponding charge reflected in "provision for credit losses on lending-related commitments" in noninterest expenses on the consolidated statements of income.

Nonperforming Assets

Nonperforming assets consist of loans, including loans held-for-sale, and debt securities for which the accrual of interest has been discontinued, loans which have been renegotiated to less than the original contractual rates (reduced-rate loans) and real estate which has been acquired through foreclosure and is awaiting disposition (foreclosed property).

A loan is impaired when it is probable that interest or principal payments will not be made in accordance with the contractual terms of the original loan agreement. Consistent with this definition, all nonaccrual and reduced-rate loans are considered impaired. Nonaccrual loans include nonaccrual troubled debt restructurings.

Residential mortgage and home equity loans are generally placed on nonaccrual status and charged off to current appraised values, less costs to sell, during the foreclosure process, normally no later than 180 days past due. Other consumer loans are generally not placed on nonaccrual status and are charged off at no later than 120 days past due, earlier if deemed uncollectible. Business loans and debt securities are generally placed on nonaccrual status when management determines full collection of principal or interest is unlikely or when principal or interest payments are 90 days past due, unless the loan is fully collateralized and in the process of collection. At the time a loan or debt security is placed on nonaccrual status, interest previously accrued but not collected is charged against current income. Income on such loans and debt securities is then recognized only to the extent that cash is received and where future collection of principal is probable. Generally, a loan or debt security may be returned to accrual status when all delinquent principal and interest have been received and the Corporation expects repayment of the remaining contractual principal and interest, or when the loan or debt security is both well secured and in the process of collection.

Foreclosed property is carried at the lower of cost or fair value, less estimated costs to sell. Independent appraisals are obtained to substantiate the fair value of real estate transferred to foreclosed property at the time of foreclosure and updated at least annually or upon evidence of deterioration in the property's value. At the time of foreclosure, any excess of the related loan balance over fair value (less estimated costs to sell) of the property acquired is charged to the allowance for loan losses. Subsequent write-downs, operating expenses and losses upon sale, if any, are charged to noninterest expenses. Foreclosed property is included in "accrued income and other assets" on the consolidated balance sheets.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation, computed on the straight-line method, is charged to operations over the estimated useful lives of the assets.

Estimated useful lives are generally three years to 33 years for premises that the Corporation owns and three years to eight years for furniture and equipment. Leasehold improvements are amortized over the terms of their respective leases or 10 years, whichever is shorter.

Software

Capitalized software is stated at cost, less accumulated amortization. Capitalized software includes purchased software and capitalizable application development costs associated with internally-developed software. Amortization, computed on the straight-line method, is charged to operations over five years, the estimated useful life of the software. Capitalized software is included in "accrued income and other assets" on the consolidated balance sheets.

Goodwill

The Corporation performs its annual impairment test for goodwill in the third quarter of each year, or on an interim basis if events or changes in circumstances between annual tests indicate the assets might be impaired. The annual test of goodwill, performed in the third quarter 2010, did not indicate that an impairment charge was required.

Under applicable accounting standards, the goodwill impairment test is a two-step test. The first step of the goodwill impairment test compares the estimated fair value of identified reporting units, equivalent to a business segment or one level below, with their carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired. If the estimated fair value of the reporting unit is less than the carrying value, the second step must be performed to determine the implied fair value of the reporting unit's goodwill and the amount of goodwill impairment, if any. Estimating the fair value of reporting units is a subjective process involving the use of estimates and judgments, particularly related to future cash flows of the reporting units, discount rates (including market risk premiums) and market multiples. Material assumptions used in the valuation models included the comparable public company price multiples used in the terminal value, future cash flows and the market risk premium component of the discount rate. The estimated fair values of the reporting units were determined using a blend of two commonly used valuation techniques: the market approach and the income approach. The Corporation gives consideration to both valuation techniques, as either technique can be an indicator of value. For the market approach, valuations of reporting units were based on an analysis of relevant price multiples in market trades in companies with characteristics similar to the reporting unit. For the income approach, estimated future cash flows (derived from internal forecasts and economic expectations for each reporting unit) and terminal value (value at the end of the cash flow period, based on price multiples) were discounted. The discount rate was based on the imputed cost of equity capital appropriate for each reporting unit.

During the third quarter 2010, the Corporation announced that the Retail Bank and Wealth & Institutional Management business segments would report to a single executive. As a result of this change, the Corporation reassessed its reporting units and concluded that, under the new reporting structure, the Corporation has three reporting units: Business Bank, Retail Bank and Wealth & Institutional Management. These changes to the reporting units did not affect the amount of goodwill previously allocated and did not impact the results of previous or current goodwill impairment tests.

Additional information regarding goodwill and impairment testing can be found in Note 8.

Nonmarketable Equity Securities

The Corporation has a portfolio of investments in indirect private equity and venture capital funds. The majority of these investments are not readily marketable, are accounted for on the cost or equity method and are included in "accrued income and other assets" on the consolidated balance sheets. The investments are individually reviewed for impairment on a quarterly basis by comparing the carrying value to the estimated fair value. The amount by which the carrying value exceeds the fair value that is determined to be other-than-temporary impairment is charged to current earnings and the carrying value of the investment is written down accordingly.

The Corporation also holds restricted equity investments, which are securities the Corporation is required to hold for various reasons and consist primarily of Federal Home Loan Bank of Dallas (FHLB) and Federal Reserve Bank (FRB) stock. Restricted equity securities, classified in "accrued income and other assets" on the consolidated balance sheets, are not readily marketable and are recorded at cost (par value) and evaluated for impairment based on the ultimate recoverability of the par value. If the Corporation does not expect to recover the full par value, the amount by which the par value exceeds the ultimately recoverable value would be charged to current earnings and the carrying value of the investment would be written down accordingly.

Derivative Instruments and Hedging Activities

Derivative instruments are carried at fair value in either "accrued income and other assets" or "accrued expenses and other liabilities" on the consolidated balance sheets. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument is determined by whether it has been designated and qualifies as part of a hedging relationship and, further, by the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Corporation designates the hedging instrument, based upon the exposure being hedged, as either a fair value hedge or a cash flow hedge. For derivative instruments designated and qualifying as fair value hedges (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item (i.e., the ineffective portion), if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

For derivatives designated as hedging instruments at inception, the Corporation uses either the short-cut method or applies dollar offset or statistical regression analysis to assess effectiveness. The short-cut method was used for certain fair value hedges of medium- and long-term debt issued prior to 2006. This method allows for the assumption of zero hedge ineffectiveness and eliminates the requirement to further assess hedge effectiveness on these transactions. For hedge relationships to which the Corporation does not apply the short-cut method, either the dollar offset or statistical regression analysis is used at inception and for each reporting period thereafter to assess whether the derivative used has been and is expected to be highly effective in offsetting changes in the fair value or cash flows of the hedged item. All components of each derivative instrument's gain or loss are included in the assessment of hedge effectiveness. Net hedge ineffectiveness is recorded in "other noninterest income" on the consolidated statements of income.

Further information on the Corporation's derivative instruments and hedging activities is included in Note 9.

Financial Guarantees

Certain guarantee contracts or indemnification agreements issued or modified subsequent to December 31, 2002, that contingently require the Corporation, as guarantor, to make payments to the guaranteed party are initially measured at fair value and included in "accrued expenses and other liabilities" on the consolidated balance sheets. The subsequent accounting for the liability depends on the nature of the underlying guarantee. The release from risk is accounted for under a particular guarantee when the guarantee expires or is settled, or by a systematic and rational amortization method. Further information on the Corporation's obligations under guarantees is included in Note 9.

Share-Based Compensation

The Corporation recognizes share-based compensation expense using the straight-line method over the requisite service period for all stock awards, including those with graded vesting. The requisite service period is the period an employee is required to provide service in order to vest in the award, which cannot extend beyond the retirement-eligible date (the date at which the employee is no longer required to perform any service to receive the share-based compensation).

Further information on the Corporation's share-based compensation plans is included in Note 17.

Defined Benefit Pension and Other Postretirement Costs

Defined benefit pension costs are charged to "employee benefits" expense on the consolidated statements of income and are funded consistent with the requirements of federal laws and regulations. Inherent in the determination of defined benefit pension costs are assumptions concerning future events that will affect the amount and timing of required benefit payments under the plans. These assumptions include demographic assumptions such as retirement age and mortality, a compensation rate increase, a discount rate used to determine the current benefit obligation and a long-term expected rate of return on plan assets. Net periodic defined benefit pension expense includes service cost, interest cost based on the assumed discount rate, an expected return on plan assets based on an actuarially derived market-related value of assets, amortization of prior service cost and amortization of net actuarial gains or losses. The market-related value of plan assets is determined by amortizing the current year's investment gains and losses (the actual investment return net of the expected investment return) over 5 years. The amortization adjustment cannot exceed 10 percent of the fair value of assets. Prior service costs include the impact of plan amendments on the liabilities and are amortized over the future service periods of active employees expected to receive benefits under the plan. Actuarial gains and losses result from experience different from that assumed and from changes in assumptions (excluding asset gains and losses not yet reflected in market-related value). Amortization of actuarial gains and losses is included as a component of net periodic defined benefit pension cost for a year if the actuarial net gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If amortization is required, the excess is amortized over the average remaining service period of participating employees expected to receive benefits under the plan.

Postretirement benefits are recognized in "employee benefits" expense on the consolidated statements of income during the average remaining service period of participating employees expected to receive benefits under the plan or the average remaining future lifetime of retired participants currently receiving benefits under the plan.

For further information regarding the Corporation's defined benefit pension and other postretirement plans, refer to Note 18.

Income Taxes

The provision for income taxes is based on amounts reported in the consolidated statements of income (after deducting non-taxable items, principally income on bank-owned life insurance, and deducting tax credits related to investments in low income housing partnerships) and includes deferred income taxes on temporary differences between the income tax basis and financial accounting basis of assets and liabilities. Deferred tax assets are evaluated for realization based on available evidence of loss carry-back capacity, future reversals of existing taxable temporary differences, and assumptions made regarding future events. A valuation allowance is provided when it is more-likely-than-not that some portion of the deferred tax asset will not be realized. The provision for income taxes assigned to discontinued operations is based on statutory rates, adjusted for permanent differences generated by those operations.

The Corporation classifies interest and penalties on income tax liabilities in the "provision for income taxes" on the consolidated statements of income.

Discontinued Operations

Components of the Corporation that have been or will be disposed of by sale, where the Corporation does not have a significant continuing involvement in the operations after the disposal, are accounted for as discontinued operations in all periods presented if significant to the consolidated financial statements. For further information on discontinued operations, refer to Note 25.

Earnings Per Share

Basic income (loss) from continuing operations per common share and net income (loss) per common share are calculated using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each share of common stock and participating securities according to dividends declared (distributed earnings) and participation rights in undistributed earnings. Distributed and undistributed earnings are allocated between common and participating security shareholders based on their respective rights to receive dividends. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities (i.e., nonvested restricted stock). Undistributed net losses are not allocated to nonvested restricted shareholders, as these shareholders do not have a contractual obligation to fund the losses incurred by the Corporation. Income (loss) from continuing operations attributable to common shares and net income (loss) attributable to common shares are then divided by the weighted-average number of common shares outstanding during the period.

Diluted income (loss) from continuing operations per common share and net income (loss) per common share consider common stock issuable under the assumed exercise of stock options granted under the Corporation's stock plans and warrants. Diluted income (loss) from continuing operations attributable to common shares and net income (loss) attributable to common shares are then divided by the total of weighted-average number of common shares and common stock equivalents outstanding during the period.

Statements of Cash Flows

Cash and cash equivalents are defined as those amounts included in "cash and due from banks", "federal funds sold and securities purchased under agreements to resell" and "interest-bearing deposits with banks" on the consolidated balance sheets. Cash flows from discontinued operations are reported as separate line items within cash flows from operating, investing and financing activities in the consolidated statements of cash flows.

Other Comprehensive Income (Loss)

The Corporation has elected to present information on comprehensive income in the consolidated statements of changes in shareholders' equity and in Note 15.

Pending Accounting Pronouncements

In July 2010, the FASB issued ASU No. 2010-20, "Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses," (ASU 2010-20). The Corporation adopted a portion of ASU 2010-20, which requires enhanced disclosures about an entity's credit quality of financing receivables and the related allowance for credit losses, in the consolidated financial statements for the year ended December 31, 2010. The Corporation will adopt the activity-related provisions of ASU 2010-20 in the first quarter 2011. The disclosure requirements of ASU 2010-20 regarding troubled debt restructurings have been delayed by the FASB. While the provisions of ASU 2010-20 require significant expansion of the Corporation's disclosures on the credit quality of financing receivables and the allowance for credit losses, the period-end provisions did not have an impact on the Corporation's financial condition and results of operations and the Corporation does not expect the adoption of the remaining provisions of ASU 2010-20 to have a material effect on the Corporation's financial condition and results of operations.

NOTE 2 – PENDING ACQUISITION

On January 18, 2011, the Corporation announced a definitive agreement to acquire Sterling Bancshares, Inc. ("Sterling"), a bank holding company headquartered in Houston, Texas, in a stock-for-stock transaction. Sterling operates 57 banking centers located in Houston, San Antonio, Fort Worth and Dallas, Texas. At December 31, 2010, Sterling had $5.2 billion in assets, including $2.8 billion of loans and $1.6 billion of investment securities, and $4.6 billion of liabilities, including $4.3 billion of deposits. The merger requires the approval of various regulatory agencies and Sterling's shareholders. Assuming all approvals are obtained, the merger is expected to be complete by the end of the second quarter 2011. Under the terms of the merger agreement, Sterling common shareholders will receive 0.2365 shares of the Corporation's common stock in exchange for each share of Sterling common stock. At December 31, 2010, Sterling had approximately 102 million shares of common stock outstanding. On the date of the announcement, the Corporation estimated that the transaction would result in approximately $745 million of goodwill at closing. The actual amount of goodwill will be determined on the date of closing.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Corporation utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The determination of fair values of financial instruments, often requires the use of estimates. In cases where quoted market values in an active market are not available, the Corporation uses present value techniques and other valuation methods to estimate the fair values of its financial instruments. These valuation methods require considerable judgment and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used.

Fair value is an estimate of the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. However, the calculated fair value estimates in many instances cannot be substantiated by comparison to independent markets and, in many cases, may not be realizable in a current sale of the financial instrument.

Trading securities, investment securities available-for-sale, derivatives and deferred compensation plan liabilities are recorded at fair value on a recurring basis. Additionally, from time to time, the Corporation may be required to record other assets and liabilities at fair value on a nonrecurring basis, such as impaired loans, other real estate (primarily foreclosed property), nonmarketable equity securities and certain other assets and liabilities. These nonrecurring fair value adjustments typically involve write-downs of individual assets or application of lower of cost or fair value accounting.

The Corporation categorizes assets and liabilities recorded at fair value into a three-level hierarchy, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value, as well as a description of the methods and significant assumptions used to estimate fair value disclosures for financial instruments not recorded at fair value in their entirety on a recurring basis. For financial assets and liabilities recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Transfers of assets or liabilities between levels of the fair value hierarchy are recognized at the beginning of the reporting period, when applicable.

Cash and due from banks, federal funds sold and securities purchased under agreements to resell, and interest-bearing deposits with banks

Due to the short-term nature, the carrying amount of these instruments approximates the estimated fair value.

Trading securities and associated deferred compensation plan liabilities

Securities held for trading purposes and associated deferred compensation plan liabilities are recorded at fair value and included in "other short-term investments" and "accrued expenses and other liabilities," respectively, on the consolidated balance sheets. Level 1 securities held for trading purposes include assets related to employee deferred compensation plans, which are invested in mutual funds, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and other securities traded on an active exchange, such as the New York Stock Exchange. Deferred compensation plan liabilities represent the fair value of the obligation to the employee, which corresponds to the fair value of the invested assets. Level 2 trading securities include municipal bonds and mortgage-backed securities issued by U.S. government-sponsored entities and corporate debt securities. Securities classified as Level 3 include securities in less liquid markets and securities not rated by a credit agency. The methods used to value trading securities are the same as the methods used to value investment securities available-for-sale, discussed below.

Loans held-for-sale

Loans held-for-sale, included in "other short-term investments" on the consolidated balance sheets, are recorded at the lower of cost or fair value. The fair value of loans held-for-sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Corporation classifies loans held-for-sale subjected to nonrecurring fair value adjustments as Level 2.

Investment securities available-for-sale

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available or the market is deemed to be inactive at the measurement date, an adjustment to the quoted prices may be necessary. In some circumstances, the Corporation may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate to estimate an instrument's fair value. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include residential mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises, corporate debt securities and state and municipal securities. The fair value of Level 2 securities was determined using quoted prices of securities with similar characteristics or pricing models based on observable market data inputs, primarily interest rates, spreads and prepayment information. Securities classified as Level 3, of which the substantial majority are auction-rate securities, represent securities in less liquid markets requiring significant management assumptions when determining fair value. Due to the lack of a robust secondary auction-rate securities market with active fair value indicators, fair value at December 31, 2010 and December 31, 2009 was determined using an income approach based on a discounted cash flow model utilizing two significant assumptions: discount rate (including a liquidity risk premium) and workout period. The discount rate was calculated using credit spreads of the underlying collateral or similar securities plus a liquidity risk premium. The liquidity risk premium was based on observed industry auction-rate securities valuations by third parties and incorporated the rate at which the various types of similar ARS had been redeemed or sold since acquisition in 2008. The workout period was based on an assessment of publicly available information on efforts to re-establish functioning markets for these securities and the Corporation's redemption experience. As of December 31, 2010, approximately 50 percent of the aggregate ARS par value had been redeemed or sold since acquisition.

Loans

The Corporation does not record loans at fair value on a recurring basis. However, periodically, the Corporation records nonrecurring adjustments to the carrying value of loans based on fair value measurements. Loans for which it is probable that payment of interest or principal will not be made in accordance with the contractual terms of the original loan agreement are considered impaired. Impaired loans are reported as nonrecurring fair value measurements when an allowance is established based on the fair value of collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Corporation classifies the impaired loan as nonrecurring Level 2. When management determines that the fair value of the collateral requires additional adjustments, either as a result of non-current appraisal value or when there is no observable market price, the Corporation classifies the impaired loan as nonrecurring Level 3.

Business loans consist of commercial, real estate construction, commercial mortgage, lease financing and international loans. The estimated fair value for variable rate business loans that reprice frequently is based on carrying values adjusted for estimated credit losses and other adjustments that would be expected to be made by a market participant in an active market. The fair value for other business loans and retail loans are estimated using a discounted cash flow model that employs interest rates currently offered on the loans, adjusted by an amount for estimated credit losses and other adjustments that would be expected to be made by a market participant in an active market. The rates take into account the expected yield curve, as well as an adjustment for prepayment risk, when applicable.

Customers' liability on acceptances outstanding and acceptances outstanding

The carrying amount of these instruments approximates the estimated fair value, due to their short-term nature.

Derivative assets and derivative liabilities

Derivative instruments held or issued for risk management or customer-initiated activities are traded in over-the-counter markets where quoted market prices are not readily available. Fair value for over-the-counter derivative instruments is measured using internally developed models that use primarily market observable inputs, such as yield curves and option volatilities. Included in the fair value of over-the-counter derivative instruments are credit valuation adjustments reflecting counterparty credit risk and credit risk of the Corporation. These adjustments are determined by applying a credit spread for the counterparty or the Corporation, as appropriate, to the total expected exposure of the derivative after considering collateral and other master netting arrangements. These adjustments, which are considered Level 3 inputs, are based on estimates of current credit spreads to evaluate the likelihood of default. The Corporation assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of its derivatives. As a result, the Corporation classified its over-the-counter derivative valuations in Level 2 of the fair value hierarchy. Examples of Level 2 derivative instruments are interest rate swaps and energy derivative and foreign exchange contracts.

The Corporation also holds a portfolio of warrants for generally nonmarketable equity securities. These warrants are primarily from high technology, non-public companies obtained as part of the loan origination process. Warrants which contain a net exercise provision or a non-contingent put right embedded in the warrant agreement are accounted for as derivatives and recorded at fair value using a Black-Scholes valuation model with five inputs: risk-free rate, expected life, volatility, exercise price, and the per share market value of the underlying company. The Corporation classifies warrants accounted for as derivatives as recurring Level 3.

The Corporation holds a derivative contract associated with the 2008 sale of its remaining ownership of Visa Inc. (Visa) Class B shares. Under the terms of the derivative contract, the Corporation will compensate the counterparty primarily for dilutive adjustments made to the conversion factor of the Visa Class B to Class A shares based on the ultimate outcome of litigation involving Visa. Conversely, the Corporation will be compensated by the counterparty for any increase in the conversion factor from anti-dilutive adjustments. The fair value of the derivative contract was based on unobservable inputs consisting of management's estimate of the litigation outcome, timing of litigation settlements and payments related to the derivative. The Corporation classifies the derivative liability as recurring Level 3.

Nonmarketable equity securities

The Corporation has a portfolio of indirect (through funds) private equity and venture capital investments. These funds generally cannot be redeemed and the majority are not readily marketable. Distributions from these funds are received by the Corporation as a result of the liquidation of underlying investments of the funds and/or as income distributions. It is estimated that the underlying assets of the funds will be liquidated over a period of up to 15 years. The value of these investments is at risk to changes in equity markets, general economic conditions and a variety of other factors. The investments are accounted for on the cost or equity method and are individually reviewed for impairment on a quarterly basis by comparing the carrying value to the estimated fair value. These investments may be carried at fair value on a nonrecurring basis when they are deemed to be impaired and written down to fair value. For such investments, fair value measurement guidance permits the use of net asset value, provided the net asset value is calculated by the fund in compliance with fair value measurement guidance applicable to investment companies. Where there is not a readily determinable fair value, the Corporation estimates fair value for indirect private equity and venture capital investments based on the Corporation's percentage ownership in the net asset value of the entire fund, as reported by the fund, after indication that the fund adheres to applicable fair value measurement guidance. For those funds where the net asset value is not reported by the fund, the Corporation derives the fair value of the fund by estimating the fair value of each underlying investment in the fund. In addition to using qualitative information about each underlying investment, as provided by the fund, the Corporation gives consideration to information pertinent to the specific nature of the debt or equity investment, such as relevant market conditions, offering prices, operating results, financial conditions, exit strategy and other qualitative information, as available. The lack of an independent source to validate fair value estimates, including the impact of future capital calls and transfer restrictions, is an inherent limitation in the valuation process.

The Corporation also holds restricted equity investments, primarily Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) stock. Restricted equity securities are not readily marketable and are recorded at cost (par value) and evaluated for impairment based on the ultimate recoverability of the par value. No significant observable market data for these instruments is available. The Corporation considers the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of the par value. The Corporation's investment in FHLB stock totaled $128 million and $271 million at December 31, 2010 and 2009, respectively, and its investment in FRB stock totaled $59 million at both December 31, 2010 and 2009. The Corporation believes its investments in FHLB and FRB stock are ultimately recoverable at par.

The Corporation classifies nonmarketable equity securities subjected to nonrecurring fair value adjustments as Level 3.

Other real estate

Other real estate is included in "accrued income and other assets" on the consolidated balance sheets and includes primarily foreclosed property. Foreclosed property is initially recorded at the lower of the loan balance or fair value, less costs to sell, at the date of foreclosure, establishing a new cost basis. Subsequently, foreclosed property is carried at the lower of cost or fair value, less costs to sell. Other real estate may be carried at fair value on a nonrecurring basis when fair value is less than cost. Fair value is based upon independent market prices, appraised value or management's estimate of the value. Foreclosed property carried at fair value based on an observable market price or a current appraised value is classified by the Corporation as nonrecurring Level 2. When management determines that the fair value of the foreclosed property requires additional adjustments, either as a result of a non-current appraisal or when there is no observable market price, the Corporation classifies the foreclosed property as nonrecurring Level 3.

Loan servicing rights

Loan servicing rights, included in "accrued income and other assets" on the consolidated balance sheets, are subject to impairment testing. A valuation model is used for impairment testing, which utilizes a discounted cash flow analysis using interest rates and prepayment speed assumptions currently quoted for comparable instruments and a discount rate determined by management. If the valuation model reflects a value less than the carrying value, loan servicing rights are adjusted to fair value through a valuation allowance as determined by the model. As such, the Corporation classifies loan servicing rights subjected to nonrecurring fair value adjustments as Level 3.

Deposit liabilities

The estimated fair value of checking, savings and certain money market deposit accounts is represented by the amounts payable on demand. The estimated fair value of term deposits is calculated by discounting the scheduled cash flows using the period-end rates offered on these instruments.

Short-term borrowings

The carrying amount of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings approximates the estimated fair value.

Medium- and long-term debt

The carrying value of variable-rate FHLB advances approximates the estimated fair value. The estimated fair value of the Corporation's remaining variable- and fixed-rate medium- and long-term debt is based on quoted market values. If quoted market values are not available, the estimated fair value is based on the market values of debt with similar characteristics.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Comerica Incorporated and Subsidiaries

Credit-related financial instruments

The estimated fair value of unused commitments to extend credit and standby and commercial letters of credit is represented by the estimated cost to terminate or otherwise settle the obligations with the counterparties. This amount is approximated by the fees currently charged to enter into similar arrangements, considering the remaining terms of the agreements and any changes in the credit quality of counterparties since the agreements were executed. This estimate of fair value does not take into account the significant value of the customer relationships and the future earnings potential involved in such arrangements as the Corporation does not believe that it would be practicable to estimate a representational fair value for these items.

ASSETS AND LIABILITIES RECORDED AT FAIR VALUE ON A RECURRING BASIS

The following tables present the recorded amount of assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009.

(in millions)	Total	Level 1	Level 2	Level 3
December 31, 2010				
Trading securities:				
Deferred compensation plan assets	$ 86	$ 86	$ -	$ -
Residential mortgage-backed securities (a)	7	-	7	-
Other government-sponsored enterprise securities	1	-	1	-
State and municipal securities	19	-	19	-
Corporate debt securities	4	-	4	-
Other securities	1	-	-	1
Total trading securities	118	86	31	1
Investment securities available-for-sale:				
U.S. Treasury and other U.S. government agency securities	131	131	-	-
Residential mortgage-backed securities (a)	6,709	-	6,709	-
State and municipal securities (b)	39	-	-	39
Corporate debt securities:				
Auction-rate debt securities	1	-	-	1
Other corporate debt securities	26	-	25	1
Equity and other non-debt securities:				
Auction-rate preferred securities	570	-	-	570
Money market and other mutual funds	84	84	-	-
Total investment securities available-for-sale	7,560	215	6,734	611
Derivative assets (c):				
Interest rate contracts	542	-	542	-
Energy derivative contracts	103	-	103	-
Foreign exchange contracts	51	-	51	-
Warrants	7	-	-	7
Total derivative assets	703	-	696	7
Total assets at fair value	$ 8,381	$ 301	$ 7,461	$ 619
Derivative liabilities (d):				
Interest rate contracts	$ 249	$ -	$ 249	$ -
Energy derivative contracts	103	-	103	-
Foreign exchange contracts	48	-	48	-
Other	1	-	-	1
Total derivative liabilities	401	-	400	1
Deferred compensation plan liabilities (d)	86	86	-	-
Total liabilities at fair value	$ 487	$ 86	$ 400	$ 1

(a) Residential mortgage-backed securities issued and/or guaranteed by FNMA, FHLMC or GNMA.
(b) Primarily auction-rate securities.
(c) Recorded in "accrued income and other assets" on the consolidated balance sheets.
(d) Recorded in "accrued expenses and other liabilities" on the consolidated balance sheets.

(in millions)	Total	Level 1	Level 2	Level 3
December 31, 2009				
Trading securities:				
Deferred compensation plan assets	$ 86	$ 86	$ -	$ -
Residential mortgage-backed securities (a)	3	-	3	-
State and municipal securities	15	-	15	-
Corporate debt securities	3	-	3	-
Total trading securities	107	86	21	-
Investment securities available-for-sale:				
U.S. Treasury and other U.S. government agency securities	103	103	-	-
Residential mortgage-backed securities (a)	6,261	-	6,261	-
State and municipal securities (b)	47	-	1	46
Corporate debt securities:				
Auction-rate debt securities	150	-	-	150
Other corporate debt securities	50	-	43	7
Equity and other non-debt securities:				
Auction-rate preferred securities	706	-	-	706
Money market and other mutual funds	99	99	-	-
Total investment securities available-for-sale	7,416	202	6,305	909
Derivative assets (c):				
Interest rate contracts	492	-	492	-
Energy derivative contracts	137	-	137	-
Foreign exchange contracts	35	-	35	-
Warrants	7	-	-	7
Total derivative assets	671	-	664	7
Total assets at fair value	$ 8,194	$ 288	$ 6,990	$ 916
Derivative liabilities (d):				
Interest rate contracts	$ 240	$ -	$ 240	$ -
Energy derivative contracts	136	-	136	-
Foreign exchange contracts	34	-	34	-
Total derivative liabilities	410	-	410	-
Deferred compensation plan liabilities (d)	86	86	-	-
Total liabilities at fair value	$ 496	$ 86	$ 410	$ -

(a) Residential mortgage-backed securities issued and/or guaranteed by FNMA, FHLMC or GNMA.
(b) Primarily auction-rate securities.
(c) Recorded in "accrued income and other assets" on the consolidated balance sheets.
(d) Recorded in "accrued expenses and other liabilities" on the consolidated balance sheets.

There were no significant transfers of assets or liabilities recorded at fair value on a recurring basis into or out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2010 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Comerica Incorporated and Subsidiaries

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2010 and 2009.

		Net Realized/Unrealized Gains (Losses)						
		Recorded in Earnings						
(in millions)	Balance at Beginning of Period	Realized	Unrealized	Recorded in Other Comprehensive Income (Pre-tax)	Purchases	Sales	Settlements	Balance at End of Period
Year ended December 31, 2010								
Trading securities:								
State and municipal securities	$ -	$ -	$ -	$ -	$ 3	$ (3)	$ -	$ -
Other securities	-	-	1	-	-	-	-	1
Total trading securities	-	-	1	-	3	(3)	-	1
Investment securities available-for-sale:								
State and municipal securities (a)	46	(1)	-	(2)	-	(4)	-	39
Auction-rate debt securities	150	3	-	5	-	(157)	-	1
Other corporate debt securities	7	27	-	-	-	-	(33)	1
Auction-rate preferred securities	706	6	-	(21)	-	(121)	-	570
Total investment securities available-for-sale	909	35	-	(18)	-	(282)	(33)	611
Derivative assets:								
Warrants	7	2	1	-	1	(4)	-	7
Derivative liabilities:								
Other	-	(4)	(1)	-	-	-	(4)	1
Year ended December 31, 2009								
Trading securities:								
State and municipal securities	$ 29	$ -	$ -	$ -	$ -	$ (29)	$ -	$ -
Corporate debt securities	5	-	-	-	-	(5)	-	-
Total trading securities	34	-	-	-	-	(34)	-	-
Investment securities available-for-sale:								
State and municipal securities (a)	65	-	-	(2)	-	(17)	-	46
Auction-rate debt securities	147	-	-	5	-	(2)	-	150
Other corporate debt securities	5	-	2	-	-	-	-	7
Auction-rate preferred securities	936	14	-	13	-	(257)	-	706
Total investment securities available-for-sale	1,153	14	2	16	-	(276)	-	909
Derivative assets:								
Warrants	8	3	3	-	-	(7)	-	7
Derivative liabilities:								
Other	5	(2)	-	-	-	-	(7)	-

(a) Primarily auction-rate securities

There were no transfers of assets or liabilities recorded at fair value on a recurring basis into or out of Level 3 fair value measurements during the years ended December 31, 2010 and 2009.

The following table presents the income statement classification of realized and unrealized gains and losses due to changes in fair value recorded in earnings for the years ended December 31, 2010 and 2009 for recurring Level 3 assets and liabilities, as shown in the previous table.

	Net Securities Gains (Losses)		Other Noninterest Income		Discontinued Operations		Total	
(in millions)	**Realized**	**Unrealized**	**Realized**	**Unrealized**	**Realized**	**Unrealized**	**Realized**	**Unrealized**
Year ended December 31, 2010								
Trading securities:								
Other securities	$ -	$ -	$ -	$ 1	$ -	$ -	$ -	$ 1
Investment securities available-for-sale:								
State and municipal securities (a)	(1)	-	-	-	-	-	(1)	-
Auction-rate debt securities	3	-	-	-	-	-	3	-
Other corporate debt securities	-	-	-	-	27	-	27	-
Auction-rate preferred securities	6	-	-	-	-	-	6	-
Total investment securities available-for-sale	8	-	-	-	27	-	35	-
Derivative assets:								
Warrants	-	-	2	1	-	-	2	1
Derivative liabilities:								
Other	(4)	(1)	-	-	-	-	(4)	(1)
Year ended December 31, 2009								
Investment securities available-for-sale:								
Other corporate debt securities	$ -	$ -	$ -	$ -	$ -	$ 2	$ -	$ 2
Auction-rate preferred securities	14	-	-	-	-	-	14	-
Total investment securities available-for-sale	14	-	-	-	-	2	14	2
Derivative assets:								
Warrants	-	-	3	3	-	-	3	3
Derivative liabilities:								
Other	(2)	-	-	-	-	-	(2)	-

(a) Primarily auction-rate securities.

ASSETS AND LIABILITIES RECORDED AT FAIR VALUE ON A NONRECURRING BASIS

The Corporation may be required, from time to time, to record certain assets and liabilities at fair value on a nonrecurring basis. These include assets that are recorded at the lower of cost or fair value that were recognized at fair value below cost at the end of the period. Assets and liabilities recorded at fair value on a nonrecurring basis are presented in the following table.

(in millions)	Total	Level 2	Level 3
December 31, 2010			
Loans held-for-sale:			
Residential mortgage	**$ 6**	**$ 6**	**$ -**
Loans:			
Commercial	**200**	**-**	**200**
Real estate construction	**247**	**-**	**247**
Commercial mortgage	**398**	**-**	**398**
Residential mortgage	**-**	**-**	**-**
Lease financing	**7**	**-**	**7**
International	**2**	**-**	**2**
Total loans (a)	**854**	**-**	**854**
Nonmarketable equity securities (b)	**9**	**-**	**9**
Other real estate (c)	**33**	**-**	**33**
Loan servicing rights	**5**	**-**	**5**
Total assets at fair value	**$ 907**	**$ 6**	**$ 901**
Total liabilities at fair value	**$ -**	**$ -**	**$ -**
December 31, 2009			
Loans held-for-sale:			
Residential mortgage	$ 6	$ 6	$ -
Loans:			
Commercial	191	-	191
Real estate construction	474	-	474
Commercial mortgage	231	-	231
Residential mortgage	-	-	-
Consumer	-	-	-
Lease financing	14	-	14
International	29	-	29
Total loans (a)	939	-	939
Nonmarketable equity securities (b)	8	-	8
Other real estate (c)	31	-	31
Loan servicing rights	7	-	7
Total assets at fair value	$ 991	$ 6	$ 985
Total liabilities at fair value	$ -	$ -	$ -

(a) The Corporation recorded $398 million and $576 million in fair value losses on impaired loans (included in "provision for loan losses" on the consolidated statements of income) during the years ended December 31, 2010 and 2009, respectively, based on the estimated fair value of the underlying collateral.

(b) The Corporation recorded $6 million and $13 million in fair value losses related to write-downs on nonmarketable equity securities (included in "other noninterest income" on the consolidated statements of income) during the years ended December 31, 2010 and 2009, respectively, based on the estimated fair value of the funds. At December 31, 2010 and 2009, commitments to fund additional investments in nonmarketable equity securities recorded at fair value on a nonrecurring basis totaled approximately $2 million and $3 million, respectively.

(c) Represents the fair value of other real estate written down subsequent to initial acquisition. The Corporation recorded $23 million and $34 million in fair value losses related to write-downs of other real estate, based on the estimated fair value of the property, and recognized a net gain of $7 million and a net loss of $2 million on sales of other real estate during the years ended December 31, 2010 and 2009, respectively, (included in "other real estate expense" on the consolidated statements of income).

ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS NOT RECORDED AT FAIR VALUE IN THEIR ENTIRETY ON A RECURRING BASIS

The Corporation typically holds the majority of its financial instruments until maturity and thus does not expect to realize many of the estimated fair value amounts disclosed. The disclosures also do not include estimated fair value amounts for items that are not defined as financial instruments, but which have significant value. These include such items as core deposit intangibles, the future earnings potential of significant customer relationships and the value of trust operations and other fee generating businesses. The Corporation believes the imprecision of an estimate could be significant.

The carrying amount and estimated fair value of financial instruments not recorded at fair value in their entirety on a recurring basis on the Corporation's consolidated balance sheets are as follows:

	December 31,			
	2010		2009	
(in millions)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets				
Cash and due from banks	**$ 668**	**$ 668**	$ 774	$ 774
Interest-bearing deposits with banks	**1,415**	**1,415**	4,843	4,843
Loans held-for-sale	**23**	**23**	30	30
Total loans, net of allowance for loan losses (a)	**39,335**	**39,212**	41,176	41,098
Customers' liability on acceptances outstanding	**9**	**9**	11	11
Nonmarketable equity securities (b)	**47**	**77**	57	61
Loan servicing rights (c)	**5**	**5**	7	7
Liabilities				
Demand deposits (noninterest-bearing)	**15,538**	**15,538**	15,871	15,871
Interest-bearing deposits	**24,933**	**24,945**	23,794	23,814
Total deposits	**40,471**	**40,483**	39,665	39,685
Short-term borrowings	**130**	**130**	462	462
Acceptances outstanding	**9**	**9**	11	11
Medium- and long-term debt	**6,138**	**6,008**	11,060	10,723
Credit-related financial instruments	**(99)**	**(99)**	(89)	(89)

(a) Included $854 million and $939 million of impaired loans recorded at fair value on a nonrecurring basis at December 31, 2010 and 2009, respectively.
(b) Included $9 million and $8 million of nonmarketable equity securities recorded at fair value on a nonrecurring basis at December 31, 2010 and 2009, respectively.
(c) Included $5 million and $7 million of loan servicing rights recorded at fair value on a nonrecurring basis at December 31, 2010 and 2009, respectively.

NOTE 4 - INVESTMENT SECURITIES

A summary of the Corporation's investment securities available-for-sale follows:

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010				
U.S. Treasury and other U.S. government agency securities	**$ 131**	**$ -**	**$ -**	**$ 131**
Residential mortgage-backed securities (a)	**6,653**	**95**	**39**	**6,709**
State and municipal securities (b)	**46**	**-**	**7**	**39**
Corporate debt securities:				
Auction-rate debt securities	**1**	**-**	**-**	**1**
Other corporate debt securities	**26**	**-**	**-**	**26**
Equity and other non-debt securities:				
Auction-rate preferred securities	**597**	**3**	**30**	**570**
Money market and other mutual funds	**84**	**-**	**-**	**84**
Total investment securities available-for-sale	**$ 7,538**	**$ 98**	**$ 76**	**$ 7,560**
December 31, 2009				
U.S. Treasury and other U.S. government agency securities	$ 103	$ -	$ -	$ 103
Residential mortgage-backed securities (a)	6,228	51	18	6,261
State and municipal securities (b)	51	-	4	47
Corporate debt securities:				
Auction-rate debt securities	156	-	6	150
Other corporate debt securities	50	-	-	50
Equity and other non-debt securities:				
Auction-rate preferred securities	711	8	13	706
Money market and other mutual funds	99	-	-	99
Total investment securities available-for-sale	$ 7,398	$ 59	$ 41	$ 7,416

(a) Residential mortgage-backed securities issued and/or guaranteed by FNMA, FHLMC or GNMA.
(b) Primarily auction-rate securities.

A summary of the Corporation's investment securities available-for-sale in an unrealized loss position as of December 31, 2010 and 2009 follows:

	Impaired					
	Less than 12 months		12 months or more		Total	
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010						
Residential mortgage-backed securities (a)	**$ 1,702**	**$ 39**	**$ -**	**$ -**	**$ 1,702**	**$ 39**
State and municipal securities (b)	**-**	**-**	**38**	**7**	**38**	**7**
Corporate debt securities:						
Auction-rate debt securities	**-**	**-**	**1**	**-**	**1**	**-**
Equity and other non-debt securities:						
Auction-rate preferred securities	**-**	**-**	**436**	**30**	**436**	**30**
Total impaired securities	**$ 1,702**	**$ 39**	**$ 475**	**$ 37**	**$ 2,177**	**$ 76**
December 31, 2009						
Residential mortgage-backed securities (a)	$ 1,609	$ 18	$ -	$ -	$ 1,609	$ 18
State and municipal securities (b)	-	-	46	4	46	4
Corporate debt securities:						
Auction-rate debt securities	150	6	-	-	150	6
Equity and other non-debt securities:						
Auction-rate preferred securities	510	13	-	-	510	13
Total impaired securities	$ 2,269	$ 37	$ 46	$ 4	$ 2,315	$ 41

(a) Residential mortgage-backed securities issued and/or guaranteed by FNMA, FHLMC or GNMA.

(b) Primarily auction-rate securities.

As of December 31, 2010, 93 percent of the Corporation's auction-rate portfolio was either rated Aaa/AAA by the credit rating agencies (88 percent) or adequately collateralized (five percent).

At December 31, 2010, the Corporation had 380 securities in an unrealized loss position with no credit impairment, including 310 auction-rate preferred securities, 2 auction-rate debt securities, 30 state and municipal auction-rate securities, and 38 residential mortgage-backed securities. The unrealized losses for these securities resulted from changes in market interest rates and liquidity. The Corporation ultimately expects full collection of the carrying amount of these securities, does not intend to sell the securities in an unrealized loss position, and it is not more-likely-than-not that the Corporation will be required to sell the securities in an unrealized loss position prior to recovery of amortized cost. The Corporation does not consider these securities to be other-than-temporarily impaired at December 31, 2010.

Sales, calls and write-downs of investment securities available-for-sale resulted in the following gains and losses, recorded in "net securities gains" on the consolidated statements of income, computed based on the adjusted cost of the specific security.

(in millions) **Years Ended December 31**	**2010**	2009	2008
Securities gains	**$ 13**	$ 245	$ 68
Securities losses	**(10)**	(2)	(1)
Total net securities gains	**$ 3**	$ 243	$ 67

The following table summarizes the amortized cost and fair values of debt securities by contractual maturity. Securities with multiple maturity dates are classified in the period of final maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in millions) **December 31, 2010**	**Amortized Cost**	**Fair Value**
Contractual maturity		
Within one year	**$ 157**	**$ 157**
After one year through five years	**229**	**239**
After five years through ten years	**136**	**139**
After ten years	**6,335**	**6,371**
Subtotal	**6,857**	**6,906**
Equity and other nondebt securities:		
Auction-rate preferred securities	**597**	**570**
Money market and other mutual funds	**84**	**84**
Total investment securities available-for-sale	**$ 7,538**	**$ 7,560**

Included in the contractual maturity distribution in the table above were auction-rate securities with a total amortized cost and fair value of $45 million and $39 million, respectively. Auction-rate securities are long-term, floating rate instruments for which interest rates are reset at periodic auctions. At each successful auction, the Corporation has the option to sell the security at par value. Additionally, the issuers of auction-rate securities generally have the right to redeem or refinance the debt. As a result, the expected life of auction-rate securities may differ significantly from the contractual life. Also included in the table above were residential mortgage-backed securities with a total amortized cost and fair value of $6,653 million and $6,709 million, respectively. The actual cash flows of mortgage-backed securities may differ from contractual maturity as the borrowers of the underlying loans may exercise prepayment options.

At December 31, 2010, investment securities with a carrying value of $1.9 billion were pledged where permitted or required by law to secure $1.6 billion of liabilities, primarily public and other deposits of state and local government agencies and derivative instruments.

The following table summarizes auction-rate securities activity for the years ended December 31, 2010 and 2009.

(in millions)		Par Value		Fair Value (a)
Balance at January 1, 2009	$	1,261	$	1,147
Called or redeemed subsequent to repurchase		(276)		(276)
Net securities gains				14
Unrealized gains (b)				16
Balance at December 31, 2009	$	985	$	901
Called, redeemed or sold subsequent to repurchase		**(308)**		**(282)**
Net securities gains				**8**
Unrealized losses (b)				**(18)**
Balance at December 31, 2010	**$**	**677**	**$**	**609**

(a) Recorded in "investment securities available-for-sale" on the consolidated balance sheets.
(b) Changes in fair value recognized in accumulated other comprehensive income (loss).

In January 2011, $67 million par value of auction-rate securities were redeemed at par, including $53 million of auction-rate preferred securities and $14 million state and municipal auction-rate securities. Additionally, the Corporation received notices of redemption for an additional $62 million par value of auction-rate preferred securities.

NOTE 5 – CREDIT QUALITY AND ALLOWANCE FOR CREDIT LOSSES

The following table summarizes nonperforming assets, which consist of nonaccrual loans, reduced-rate loans and real estate acquired through foreclosure.

Nonaccrual and reduced-rate loans are included in the corresponding loan line items and real estate acquired through foreclosure is included in "accrued income and other assets" on the consolidated balance sheets.

(in millions) **December 31**	**2010**	**2009**
Nonaccrual loans:		
Business loans:		
Commercial	**$ 252**	$ 238
Real estate construction:		
Commercial Real Estate business line (a)	**259**	507
Other business lines (b)	**4**	4
Total real estate construction	**263**	511
Commercial mortgage:		
Commercial Real Estate business line (a)	**181**	127
Other business lines (b)	**302**	192
Total commercial mortgage	**483**	319
Lease financing	**7**	13
International	**2**	22
Total nonaccrual business loans	**1,007**	1,103
Retail loans:		
Residential mortgage	**55**	50
Consumer:		
Home equity	**5**	8
Other consumer	**13**	4
Total consumer	**18**	12
Total nonaccrual retail loans	**73**	62
Total nonaccrual loans	**1,080**	1,165
Reduced-rate loans (c)	**43**	16
Total nonperforming loans	**1,123**	1,181
Foreclosed property	**112**	111
Total nonperforming assets	**$ 1,235**	$ 1,292

(a) Primarily loans to real estate investors and developers.
(b) Primarily loans secured by owner-occupied real estate.
(c) Includes $26 million in business loans and $17 million in retail loans as of December 31, 2010.

The following presents an aging analysis of loans.

(in millions) December 31, 2010	Loans Past Due and Still Accruing 30-59 Days	60-89 Days	90 Days or More	Total	Nonaccrual Loans	Current Loans	Total Loans
Business loans:							
Commercial	$ 84	$ 28	$ 3	$ 115	$ 252	$ 21,778	$ 22,145
Real estate construction:							
Commercial Real Estate business line (a)	27	-	17	44	259	1,523	1,826
Other business lines (b)	2	-	5	7	4	416	427
Total real estate construction	29	-	22	51	263	1,939	2,253
Commercial mortgage:							
Commercial Real Estate business line (a)	8	1	-	9	181	1,747	1,937
Other business lines (b)	28	25	16	69	302	7,459	7,830
Total commercial mortgage	36	26	16	78	483	9,206	9,767
Lease financing	-	-	-	-	7	1,002	1,009
International	1	-	-	1	2	1,129	1,132
Total business loans	150	54	41	245	1,007	35,054	36,306
Retail loans:							
Residential mortgage	33	23	7	63	55	1,501	1,619
Consumer:							
Home equity	11	4	10	25	5	1,674	1,704
Other consumer	4	2	4	10	13	584	607
Total consumer	15	6	14	35	18	2,258	2,311
Total retail loans	48	29	21	98	73	3,759	3,930
Total loans	$ 198	$ 83	$ 62	$ 343	$ 1,080	$ 38,813	$ 40,236

(a) Primarily loans to real estate investors and developers.
(b) Primarily loans secured by owner-occupied real estate.

The following table presents information regarding total impaired loans.

(in millions)	December 31, 2010 Business Loans	Retail Loans	Total	December 31, 2009	December 31, 2008
Loans individually evaluated for impairment	$ 927	$ 47	$ 974	$ 986	$ 803
Loans collectively evaluated for impairment	35,379	3,883	39,262	41,175	49,702
Total loans evaluated for impairment	$ 36,306	$ 3,930	$ 40,236	$ 42,161	$ 50,505
Allowance for loans individually evaluated for impairment	$ 192	$ 5	$ 197	$ 193	$ 177
Allowance for loans collectively evaluated for impairment	647	57	704	792	593
Total allowance for loan losses	$ 839	$ 62	$ 901	$ 985	$ 770
Gross interest income that would have been recorded had the nonaccrual and reduced-rate loans performed in accordance with original terms	$ 84	$ 3	$ 87	$ 109	$ 98
Interest income recognized	$ 17	$ 1	$ 18	$ 21	$ 24

The following table presents additional information regarding individually evaluated impaired loans.

(in millions) December 31, 2010	Recorded Investment In: Impaired Loans with No Related Allowance	Impaired Loans with Related Allowance	Total Impaired Loans	Unpaid Principal Balance	Associated Valuation Allowance	Average Impaired Loans for the Year	Interest Income Recognized
Business loans:							
Commercial	$ 9	$ 237	$ 246	$ 398	$ 55	$ 224	$ 6
Real estate construction:							
Commercial Real Estate business line (a)	-	249	249	400	51	366	1
Other business lines (b)	-	-	-	-	-	1	-
Total real estate construction	-	249	249	400	51	367	1
Commercial mortgage:							
Commercial Real Estate business line (a)	-	178	178	282	35	150	3
Other business lines (b)	-	245	245	325	49	197	6
Total commercial mortgage	-	423	423	607	84	347	9
Lease financing	-	7	7	15	1	10	-
International	-	2	2	2	1	11	-
Total business loans	9	918	927	1,422	192	959	16
Retail loans:							
Residential mortgage	8	29	37	41	3	34	-
Consumer:							
Other consumer	-	10	10	14	2	5	1
Total consumer	-	10	10	14	2	5	1
Total retail loans	8	39	47	55	5	39	1
Total individually evaluated impaired loans	$ 17	$ 957	$ 974	$ 1,477	$ 197	$ 998	$ 17

(a) Primarily loans to real estate investors and developers.
(b) Primarily loans secured by owner-occupied real estate.

At December 31, 2009, individually evaluated impaired loans totaled $986 million. Of these loans, $956 million required an allowance, which totaled $193 million. Individually evaluated impaired loans averaged $932 million and $595 million for the years ended December 31, 2009 and 2008, respectively.

An analysis of changes in the allowance for loan losses follows:

(dollar amounts in millions)	2010	2009	2008
Balance at January 1	$ 985	$ 770	$ 557
Loan charge-offs	(627)	(895)	(500)
Recoveries on loans previously charged-off	63	27	29
Net loan charge-offs	(564)	(868)	(471)
Provision for loan losses	480	1,082	686
Foreign currency translation adjustment	-	1	(2)
Balance at December 31	$ 901	$ 985	$ 770
As a percentage of total loans	2.24 %	2.34 %	1.52 %

The following table presents loans by credit quality indicator, based on internal risk ratings assigned to each business loan at the time of approval and subjected to subsequent periodic reviews by the Corporation's senior management, and to pools of retail loans with similar risk characteristics.

(in millions)	Internally Assigned Rating				
December 31, 2010	**Pass (a)**	**Special Mention (b)**	**Substandard (c)**	**Nonaccrual (d)**	**Total**
Business loans:					
Commercial	$19,884	$ 1,015	$ 994	$ 252	$22,145
Real estate construction:					
Commercial Real Estate business line (e)	1,025	333	209	259	1,826
Other business lines (f)	383	20	20	4	427
Total real estate construction	1,408	353	229	263	2,253
Commercial mortgage:					
Commercial Real Estate business line (e)	1,104	372	280	181	1,937
Other business lines (f)	6,595	508	425	302	7,830
Total commercial mortgage	7,699	880	705	483	9,767
Lease financing	962	13	27	7	1,009
International	963	112	55	2	1,132
Total business loans	30,916	2,373	2,010	1,007	36,306
Retail loans:					
Residential mortgage	1,541	6	17	55	1,619
Consumer:					
Home equity	1,662	26	11	5	1,704
Other consumer	575	8	11	13	607
Total consumer	2,237	34	22	18	2,311
Total retail loans	3,778	40	39	73	3,930
Total loans	$34,694	$ 2,413	$ 2,049	$ 1,080	$40,236

(a) Includes all loans not included in the categories of special mention, substandard or nonaccrual.
(b) Special mention loans have potential credit weaknesses that deserve management's close attention. Included in the special mention category at December 31, 2010 were $546 million of loans proactively monitored by management that were considered "pass" by regulatory authorities.
(c) Substandard loans are accruing loans that have a well-defined weakness, or weaknesses, that jeopardizes the orderly repayment of the loan. This category is generally consistent with the Substandard category as defined by regulatory authorities.
(d) Nonaccrual loans are loans for which full collection of principal or interest is unlikely, or for which principal and/or interest payments are 90 days or more past due, unless the loan is fully collateralized and in the process of collection. This category is generally consistent with the Doubtful category as defined by regulatory authorities.
(e) Primarily loans to real estate investors and developers.
(f) Primarily loans secured by owner-occupied real estate.

NOTE 6 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk may exist when a number of borrowers are engaged in similar activities, or activities in the same geographic region, and have similar economic characteristics that would cause them to be similarly impacted by changes in economic or other conditions. Concentrations of both on-balance sheet and off-balance sheet credit risk are controlled and monitored as part of credit policies. The Corporation is a regional financial services holding company with a geographic concentration of its on-balance-sheet and off-balance-sheet activities in Michigan, California and Texas.

As outlined below, the Corporation has a concentration of credit risk with the automotive industry. Loans to automotive dealers and to borrowers involved with automotive production are reported as automotive, as management believes these loans have similar economic characteristics that might cause them to react similarly to changes in economic conditions. This aggregation involves the exercise of judgment. Included in automotive production are: (a) original equipment manufacturers and Tier 1 and Tier 2 suppliers that produce components used in vehicles and whose primary revenue source is automotive-related ("primary" defined as greater than 50%) and (b) other manufacturers that produce components used in vehicles and whose primary revenue source is automotive-related. Loans less than $1 million and loans recorded in the Small Business loan portfolio were excluded from the definition. Outstanding loans and total exposure from loans, unused commitments and standby letters of credit to companies related to the automotive industry were as follows:

(in millions) **December 31**	**2010**	2009
Automotive loans:		
Production	**$ 831**	$ 941
Dealer	**4,011**	3,430
Total automotive loans	**$ 4,842**	$ 4,371
Total automotive exposure:		
Production	**$ 1,778**	$ 1,869
Dealer	**5,758**	5,767
Total automotive exposure	**$ 7,536**	$ 7,636

Further, the Corporation's portfolio of commercial real estate loans, which includes real estate construction and commercial mortgage loans, was as shown in the following table.

(in millions) **December 31**	**2010**	2009
Real estate construction loans:		
Commercial Real Estate business line (a)	**$ 1,826**	$ 3,002
Other business lines (b)	**427**	459
Total real estate construction loans	**2,253**	3,461
Commercial mortgage loans:		
Commercial Real Estate business line (a)	**1,937**	1,889
Other business lines (b)	**7,830**	8,568
Total commercial mortgage loans	**9,767**	10,457
Total commercial real estate loans	**$ 12,020**	$ 13,918
Total unused commitments on commercial real estate loans	**$ 707**	$ 1,249

(a) Primarily loans to real estate investors and developers.
(b) Primarily loans secured by owner-occupied real estate.

NOTE 7 - PREMISES AND EQUIPMENT

A summary of premises and equipment by major category follows:

(in millions) December 31	2010	2009
Land	$ 92	$ 93
Buildings and improvements	778	754
Furniture and equipment	503	508
Total cost	1,373	1,355
Less: Accumulated depreciation and amortization	(743)	(711)
Net book value	$ 630	$ 644

The Corporation conducts a portion of its business from leased facilities and leases certain equipment. Rental expense for leased properties and equipment amounted to $82 million, $84 million and $76 million in 2010, 2009 and 2008, respectively. As of December 31, 2010, future minimum payments under operating leases and other long-term obligations were as follows:

(in millions) Years Ending December 31	
2011	$ 100
2012	80
2013	71
2014	64
2015	56
Thereafter	377
Total	$ 748

NOTE 8 - GOODWILL

Goodwill is subject to impairment testing annually and on an interim basis if events or changes in circumstances between annual tests indicate the assets might be impaired. The annual test of goodwill performed in the third quarter 2010 and 2009 did not indicate that an impairment charge was required. There have been no events since the annual test performed in the third quarter 2010 that would indicate that it was more likely than not that goodwill had become impaired.

The carrying amount of goodwill for the years ended December 31, 2010, 2009 and 2008 are shown in the following table. Amounts in all periods are based on business segments in effect at December 31, 2010.

(in millions)	Business Bank	Retail Bank	Wealth & Institutional Management	Other	Total
Balances at December 31, 2010, 2009 and 2008	$ 90	$ 47	$ 13	$ -	$ 150

NOTE 9 - DERIVATIVE AND CREDIT-RELATED FINANCIAL INSTRUMENTS

In the normal course of business, the Corporation enters into various transactions involving derivative and credit-related financial instruments to manage exposure to fluctuations in interest rate, foreign currency and other market risks and to meet the financing needs of customers. These financial instruments involve, to varying degrees, elements of market and credit risk. Derivatives are carried at fair value in the consolidated financial statements. Market and credit risk are included in the determination of fair value.

Market risk is the potential loss that may result from movements in interest rates, foreign currency exchange rates or energy commodity prices that cause an unfavorable change in the value of a financial instrument. The Corporation manages this risk by establishing monetary exposure limits and monitoring compliance with those limits. Market risk inherent in interest rate and energy contracts entered into on behalf of customers is mitigated by taking offsetting positions, except in those circumstances when the amount, tenor and/ or contract rate level results in negligible economic risk, whereby the cost of purchasing an offsetting contract is not economically justifiable. The Corporation mitigates most of the inherent market risk in foreign exchange contracts entered into on behalf of customers by taking offsetting positions and manages the remainder through individual foreign currency position limits and aggregate value-at-risk limits. These limits are established annually and reviewed quarterly. Market risk inherent in derivative instruments held or issued for risk management purposes is typically offset by changes in the fair value of the assets or liabilities being hedged.

Credit risk is the possible loss that may occur in the event of nonperformance by the counterparty to a financial instrument. For customer-initiated derivatives, the Corporation attempts to minimize credit risk arising from financial instruments by evaluating the creditworthiness of each counterparty, adhering to the same credit approval process used for traditional lending activities and obtaining collateral as deemed necessary.

For derivatives with dealer counterparties, the Corporation utilizes both counterparty risk limits and monitoring procedures as well as master netting arrangements and bilateral collateral agreements to facilitate the management of credit risk. Master netting arrangements effectively reduce credit risk by permitting settlement, on a net basis, of contracts entered into with the same counterparty. Bilateral collateral agreements require daily exchange of cash or highly rated securities issued by the U.S. Treasury or other U.S. government agencies to collateralize amounts due to either party beyond certain risk limits. At December 31, 2010, counterparties had pledged marketable investment securities to secure approximately 79 percent of the fair value of contracts with bilateral collateral agreements in an unrealized gain position. For those counterparties not covered under bilateral collateral agreements, collateral is obtained, if deemed necessary, based on the results of management's credit evaluation of the counterparty. Collateral varies, but may include cash, investment securities, accounts receivable, equipment or real estate. Included in the fair value of derivative instruments are credit valuation adjustments reflecting counterparty credit risk. These adjustments are determined by applying a credit spread for the counterparty or the Corporation, as appropriate, to the total expected exposure of the derivative.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on December 31, 2010 was $132 million, for which the Corporation had pledged collateral of $128 million in the normal course of business. The credit-risk-related contingent features require the Corporation's debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the Corporation's debt were to fall below investment grade, the counterparties to the derivative instruments could require additional overnight collateral on derivative instruments in net liability positions. If the credit-risk-related contingent features underlying these agreements had been triggered on December 31, 2010, the Corporation would have been required to assign an additional $15 million of collateral to its counterparties.

DERIVATIVE INSTRUMENTS

Derivative instruments are traded over an organized exchange or negotiated over-the-counter. Credit risk associated with exchange-traded contracts is typically assumed by the organized exchange. Over-the-counter contracts are tailored to meet the needs of the counterparties involved and, therefore, contain a greater degree of credit risk and liquidity risk than exchange-traded contracts, which have standardized terms and readily available price information. The Corporation reduces exposure to credit and liquidity risks from over-the-counter derivative instruments entered into for risk management purposes, and transactions entered into to mitigate the market risk associated with customer-initiated transactions, by conducting such transactions with investment grade domestic and foreign financial institutions and subjecting counterparties to credit approvals, limits and monitoring procedures similar to those used in making other extensions of credit.

Detailed discussions of each class of derivative instruments held or issued by the Corporation for both risk management and customer-initiated and other activities are as follows.

Interest Rate Swaps

Interest rate swaps are agreements in which two parties periodically exchange fixed cash payments for variable payments based on a designated market rate or index, or variable payments based on two different rates or indices, applied to a specified notional amount until a stated maturity. The Corporation's swap agreements are structured such that variable payments are primarily based on LIBOR (one-month, three-month or six-month) or prime. These instruments are principally negotiated over-the-counter and are subject to credit risk, market risk and liquidity risk.

Foreign Exchange Contracts

Foreign exchange contracts such as futures, forwards and options are primarily entered into as a service to customers and to offset market risk arising from such positions. Futures and forward contracts require the delivery or receipt of foreign currency at a specified date and exchange rate. Foreign currency options allow the owner to purchase or sell a foreign currency at a specified date and price. Foreign exchange futures are exchange-traded, while forwards, swaps and most options are negotiated over-the-counter. Foreign exchange contracts expose the Corporation to both market risk and credit risk. The Corporation also uses foreign exchange rate swaps and cross-currency swaps for risk management purposes.

Interest Rate Options, Including Caps and Floors

Option contracts grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Interest rate caps and floors are option-based contracts which entitle the buyer to receive cash payments based on the difference between a designated reference rate and the strike price, applied to a notional amount. Written options, primarily caps, expose the Corporation to market risk but not credit risk. A fee is received at inception for assuming the risk of unfavorable changes in interest rates. Purchased options contain both credit and market risk. All interest rate caps and floors entered into by the Corporation are over-the-counter agreements.

Energy Derivative Contracts

The Corporation offers energy derivative contracts, including over-the-counter and NYMEX-based natural gas and crude oil fixed rate swaps and options, as a service to customers seeking to hedge market risk in the underlying products. Contract tenors are typically limited to three years to accommodate hedge requirements and are further limited to products that are liquid and available on demand. Energy derivative swaps are over-the-counter agreements in which the Corporation and the counterparty periodically exchange fixed cash payments for variable payments based upon a designated market price or index. Energy derivative contracts expose the Corporation to both credit and market risk. Energy derivative option contracts grant the option owner the right to buy or sell the underlying commodity for a predetermined price at settlement date. Energy caps, floors and collars are option-based contracts that result in the buyer and seller of the contract receiving or making cash payments based on the difference between a designated reference price and the contracted strike price, applied to a notional amount. An option fee or premium is received by the Corporation at inception for assuming the risk of unfavorable changes in energy commodity prices. Purchased options contain both credit and market risk. Commodity options entered into by the Corporation are over-the-counter agreements.

Commitments

The Corporation also enters into commitments to purchase or sell securities on behalf of customers or for trading purposes. These transactions are similar in nature to forward contracts.

The following table presents the composition of the Corporation's derivative instruments held or issued for risk management purposes or in connection with customer-initiated and other activities at December 31, 2010 and 2009. The table excludes commitments, warrants accounted for as derivatives and a derivative related to the Corporation's 2008 sale of its remaining ownership of Visa shares.

	December 31, 2010			December 31, 2009		
		Fair Value (a)			Fair Value (a)	
(in millions)	Notional/ Contract Amount (b)	Asset Derivatives	Liability Derivatives	Notional/ Contract Amount (b)	Asset Derivatives	Liability Derivatives
Risk management purposes						
Derivatives designated as hedging instruments						
Interest rate contracts:						
Swaps - cash flow - receive fixed/pay floating	$ 800	$ 3	$ -	$ 1,700	$ 30	$ -
Swaps - fair value - receive fixed/pay floating	1,600	263	-	1,600	194	-
Total risk management interest rate swaps designated as hedging instruments	2,400	266	-	3,300	224	-
Derivatives used as economic hedges						
Foreign exchange contracts:						
Spot, forwards and swaps	220	2	-	253	-	1
Total risk management purposes	$ 2,620	$ 268	$ -	$ 3,553	$ 224	$ 1
Customer-initiated and other activities						
Interest rate contracts:						
Caps and floors written	$ 697	$ -	$ 7	$ 1,176	$ -	$ 10
Caps and floors purchased	697	7	-	1,176	10	-
Swaps	9,126	269	242	9,744	258	230
Total interest rate contracts	10,520	276	249	12,096	268	240
Energy derivative contracts:						
Caps and floors written	1,106	-	62	869	-	70
Caps and floors purchased	1,106	62	-	869	70	-
Swaps	411	41	41	599	67	66
Total energy derivative contracts	2,623	103	103	2,337	137	136
Foreign exchange contracts:						
Spot, forwards, futures, options and swaps	2,497	49	48	2,023	35	33
Total customer-initiated and other activities	$ 15,640	$ 428	$ 400	$ 16,456	$ 440	$ 409
Total derivatives	$ 18,260	$ 696	$ 400	$ 20,009	$ 664	$ 410

(a) Asset derivatives are included in "accrued income and other assets" and liability derivatives are included in "accrued expenses and other liabilities" on the consolidated balance sheets. Included in the fair value of derivative assets and liabilities are credit valuation adjustments reflecting counterparty credit risk and credit risk of the Corporation. The fair value of derivative assets included credit valuation adjustments for counterparty credit risk totaling $5 million and $4 million at December 31, 2010 and 2009, respectively.
(b) Notional or contract amounts, which represent the extent of involvement in the derivatives market, are used to determine the contractual cash flows required in accordance with the terms of the agreement. These amounts are typically not exchanged, significantly exceed amounts subject to credit or market risk and are not reflected in the consolidated balance sheets.

Risk Management

As an end-user, the Corporation employs a variety of financial instruments for risk management purposes, including cash instruments, such as investment securities, as well as derivative instruments. Activity related to these instruments is centered predominantly in the interest rate markets and mainly involves interest rate swaps. Various other types of instruments also may be used to manage exposures to market risks, including interest rate caps and floors, total return swaps, foreign exchange forward contracts and foreign exchange swap agreements.

As part of a fair value hedging strategy, the Corporation entered into interest rate swap agreements for interest rate risk management purposes. These interest rate swap agreements effectively modify the Corporation's exposure to interest rate risk by converting fixed-rate debt to a floating rate. These agreements involve the receipt of fixed-rate interest amounts in exchange for floating-rate interest payments over the life of the agreement, without an exchange of the underlying principal amount.

Risk management fair value interest rate swaps generated net interest income of $77 million and $61 million for the years ended December 31, 2010 and 2009, respectively.

The net gains (losses) recognized in "other noninterest income" (i.e., the ineffective portion) in the consolidated statements of income on risk management derivative instruments designated as fair value hedges of fixed-rate debt were as follows.

(in millions)	**2010**	2009
Interest rate swaps	**$ (3)**	$ (4)

As part of a cash flow hedging strategy, the Corporation entered into predominantly two-year interest rate swap agreements (weighted-average original maturity of 2.3 years) that effectively convert a portion of existing and forecasted floating-rate loans to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest income over the life of the agreements (currently over the next three months). Approximately two percent ($800 million) of the Corporation's outstanding loans were designated as hedged items to interest rate swap agreements at December 31, 2010. If interest rates, interest yield curves and notional amounts remain at current levels, the Corporation expects to reclassify $1 million of net gains, net of tax, on derivative instruments designated as cash flow hedges from accumulated other comprehensive income (loss) to earnings during the next three months due to receipt of variable interest associated with existing and forecasted floating-rate loans.

The net gains (losses) recognized in income and OCI on risk management derivatives designated as cash flow hedges of loans for years ended December 31, 2010 and 2009 are displayed in the table below.

(in millions)	**2010**	2009
Interest rate swaps		
Gain (loss) recognized in OCI (effective portion)	**$ 2**	$ 15
Gain (loss) recognized in other noninterest income (ineffective portion)	**1**	(2)
Gain reclassified from accumulated OCI into interest and fees on loans (effective portion)	**28**	34

Foreign exchange rate risk arises from changes in the value of certain assets and liabilities denominated in foreign currencies. The Corporation employs spot and forward contracts in addition to swap contracts to manage exposure to these and other risks.

The net gains (losses) recognized in "other noninterest income" in the consolidated statements of income on risk management derivative instruments used as economic hedges were as follows.

(in millions)	**2010**	2009
Foreign exchange contracts	**$ -**	$ (1)

The following table summarizes the expected weighted average remaining maturity of the notional amount of risk management interest rate swaps and the weighted average interest rates associated with amounts expected to be received or paid on interest rate swap agreements as of December 31, 2010 and 2009.

(dollar amounts in millions)	Notional Amount	Weighted Average Remaining Maturity (in years)	Weighted Average Receive Rate	Weighted Average Pay Rate (a)
December 31, 2010				
Swaps - cash flow - receive fixed/pay floating rate				
Variable rate loan designation	**$ 800**	**0.1**	**4.75 %**	**3.25 %**
Swaps - fair value - receive fixed/pay floating rate				
Medium- and long-term debt designation	**1,600**	**7.1**	**5.73**	**0.85**
Total risk management interest rate swaps	**$ 2,400**			
December 31, 2009				
Swaps - cash flow - receive fixed/pay floating rate				
Variable rate loan designation	$ 1,700	0.9	5.22 %	3.25 %
Swaps - fair value - receive fixed/pay floating rate				
Medium- and long-term debt designation	1,600	8.1	5.73	1.01
Total risk management interest rate swaps	$ 3,300			

(a) Variable rates paid on receive fixed swaps are based on prime and six-month LIBOR rates in effect at December 31, 2010 and 2009.

Management believes these hedging strategies achieve the desired relationship between the rate maturities of assets and funding sources which, in turn, reduce the overall exposure of net interest income to interest rate risk, although there can be no assurance that such strategies will be successful.

Customer-Initiated and Other

Fee income is earned from entering into various transactions at the request of customers (customer-initiated contracts), principally foreign exchange contracts, interest rate contracts and energy derivative contracts. For customer-initiated foreign exchange contracts, the Corporation mitigates most of the inherent market risk by taking offsetting positions and manages the remainder through individual foreign currency position limits and aggregate value-at-risk limits. These limits are established annually and reviewed quarterly.

For those customer-initiated derivative contracts which were not offset or where the Corporation holds a speculative position within the limits described above, the Corporation recognized in "other noninterest income" in the consolidated statements of income net gains of $1 million, $1 million and $2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Fair values of customer-initiated and other derivative instruments represent the net unrealized gains or losses on such contracts and are recorded in the consolidated balance sheets. Changes in fair value are recognized in the consolidated statements of income. The net gains recognized in income on customer-initiated derivative instruments, net of the impact of offsetting positions, were as follows.

(in millions) **Years Ended December 31**	**Location of Gain**	**2010**	**2009**
Interest rate contracts	Other noninterest income	**$ 7**	$ 8
Energy derivative contracts	Other noninterest income	**1**	1
Foreign exchange contracts	Foreign exchange income	**36**	34
Total		**$ 44**	$ 43

CREDIT-RELATED FINANCIAL INSTRUMENTS

The Corporation issues off-balance sheet financial instruments in connection with commercial and consumer lending activities. The Corporation's credit risk associated with these instruments is represented by the contractual amounts indicated in the following table.

(in millions) **December 31**	**2010**	2009
Unused commitments to extend credit:		
Commercial and other	**$ 23,578**	$ 22,451
Bankcard, revolving check credit and home equity loan commitments	**1,568**	1,917
Total unused commitments to extend credit	**$ 25,146**	$ 24,368
Standby letters of credit	**$ 5,453**	$ 5,652
Commercial letters of credit	**93**	104
Other credit-related financial instruments	**1**	-

The Corporation maintains an allowance to cover probable credit losses inherent in lending-related commitments, including unused commitments to extend credit, letters of credit and financial guarantees. At December 31, 2010 and 2009, the allowance for credit losses on lending-related commitments, included in "accrued expenses and other liabilities" on the consolidated balance sheets, was $35 million and $37 million, respectively.

Unused Commitments to Extend Credit

Commitments to extend credit are legally binding agreements to lend to a customer, provided there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments expire without being drawn upon, the total contractual amount of commitments does not necessarily represent future cash requirements of the Corporation. Commercial and other unused commitments are primarily variable rate commitments. The allowance for credit losses on lending-related commitments included $16 million and $20 million at December 31, 2010 and 2009, respectively, for probable credit losses inherent in the Corporation's unused commitments to extend credit.

At December 31, 2010 and 2009, commitments to lend additional funds to borrowers whose terms have been modified in troubled debt restructurings totaled $7 million and $5 million, respectively.

Standby and Commercial Letters of Credit

Standby and commercial letters of credit represent conditional obligations of the Corporation which guarantee the performance of a customer to a third party. Standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Commercial letters of credit are issued to finance foreign or domestic trade transactions and are short-term in nature. These contracts expire in decreasing amounts through the year 2019. The Corporation may enter into participation arrangements with third parties that effectively reduce the maximum amount of future payments which may be required under standby and commercial letters of credit. These risk participations covered $298 million and $404 million of the $5.5 billion and $5.8 billion standby and commercial letters of credit outstanding at December 31, 2010 and 2009, respectively.

The carrying value of the Corporation's standby and commercial letters of credit, included in "accrued expenses and other liabilities" on the consolidated balance sheet, totaled $83 million at December 31, 2010, including $64 million of deferred fees and $19 million in the allowance for credit losses on lending-related commitments. At December 31, 2009, the comparable amounts were $70 million, $53 million and $17 million, respectively.

The following table presents a summary of total internally classified watch list standby and commercial letters of credit (loans generally consistent with regulatory defined special mention and substandard, in addition to those of concern to the Corporation that have not yet been designated as special mention) at December 31, 2010 and 2009. The Corporation manages credit risk through underwriting, periodically reviewing and approving its credit exposures using Board committee approved credit policies and guidelines.

	December 31	
(dollar amounts in millions)	**2010**	**2009**
Total watch list standby and commercial letters of credit	$ **243**	$ 432
As a percentage of total outstanding standby and commercial letters of credit	**4.4 %**	7.5 %

Other Credit-Related Financial Instruments

The Corporation enters into credit risk participation agreements, under which the Corporation assumes credit exposure associated with a borrower's performance related to certain interest rate derivative contracts. The Corporation is not a party to the interest rate derivative contracts and only enters into these credit risk participation agreements in instances in which the Corporation is also a party to the related loan participation agreement for such borrowers. The Corporation manages its credit risk on the credit risk participation agreements by monitoring the creditworthiness of the borrowers, which is based on the normal credit review process had it entered into the derivative instruments directly with the borrower. The notional amount of such credit risk participation agreement reflects the pro-rata share of the derivative instrument, consistent with its share of the related participated loan. As of December 31, 2010 and 2009, the total notional amount of the credit risk participation agreements was approximately $316 million and $523 million, respectively, and the fair value for each period was insignificant, included in customer-initiated interest rate contracts recorded in "accrued expenses and other liabilities" on the consolidated balance sheets. The maximum estimated exposure to these agreements, as measured by projecting a maximum value of the guaranteed derivative instruments, assuming 100 percent default by all obligors on the maximum values, was approximately $12 million and $18 million at December 31, 2010 and 2009, respectively. In the event of default, the lead bank has the ability to liquidate the assets of the borrower, in which case the lead bank would be required to return a percentage of the recouped assets to the participating banks. As of December 31, 2010, the credit risk participation agreements had a weighted average remaining maturity for outstanding agreements of 2.5 years.

In 2008, the Corporation sold its remaining ownership of Visa Class B shares and entered into a derivative contract. Under the terms of the derivative contract, the Corporation will compensate the counterparty primarily for dilutive adjustments made to the conversion factor of the Visa Class B shares to Class A shares based on the ultimate outcome of litigation involving Visa. Conversely, the Corporation will be compensated by the counterparty for any increase in the conversion factor from anti-dilutive adjustments. The notional amount of the derivative contract was equivalent to approximately 780 thousand Visa Class B shares. The fair value of the derivative liability was $1 million and an insignificant amount at December 31, 2010 and 2009, respectively, included in "accrued expenses and other liabilities" on the consolidated balance sheets.

NOTE 10 - VARIABLE INTEREST ENTITIES (VIEs)

The Corporation evaluates its interest in certain entities to determine if these entities meet the definition of a VIE and whether the Corporation is the primary beneficiary and should consolidate the entity based on the variable interests it held both at inception and when there is a change in circumstances that require a reconsideration. The following provides a summary of the VIEs in which the Corporation has an interest.

The Corporation has a limited partnership interest in 147 low income housing tax credit/historic rehabilitation tax credit partnerships. These entities meet the definition of a VIE; however, the Corporation is not the primary beneficiary of the entities, as the general partner has both the power to direct the activities that most significantly impact the economic performance of the entities and the obligation to absorb losses or the right to receive benefits that could be significant to the entities. While the partnership agreements allow the limited partners, through a majority vote, to remove the general partner, this right is not deemed to be substantive as the general partner can only be removed for cause.

The Corporation accounts for its interest in these partnerships on either the cost or equity method. Exposure to loss as a result of the Corporation's involvement with these entities at December 31, 2010 was limited to the book basis of the Corporation's investment of approximately $339 million, which includes unused commitments for future investments.

As a limited partner, the Corporation obtains income tax credits and deductions from the operating losses of these low income housing tax credit/historic rehabilitation tax credit partnerships, which are recorded as a reduction of income tax expense (or an increase to income tax benefit) and a reduction of federal income taxes payable. These income tax credits and deductions are allocated to the funds' investors based on their ownership percentages. Investment balances, including all legally binding commitments to fund future investments, are included in "accrued income and other assets" on the consolidated balance sheets, with amortization and other write-downs of investments recorded in "other noninterest income" on the consolidated statements of income. In addition, a liability is recognized in "accrued expenses and other liabilities" on the consolidated balance sheets for all legally binding unfunded commitments to fund low income housing partnerships ($71 million at December 31, 2010).

The Corporation provided no financial or other support that was not contractually required to any of the above VIEs during the years ended December 31, 2010 and 2009.

The following table summarizes the impact of these VIEs on line items on the Corporation's consolidated statements of income.

(in millions)	**Years Ended December 31,**	
Classification in Earnings	**2010**	**2009**
Other noninterest income	**$ (51)**	$ (48)
Provision (benefit) for income taxes (a)	**(49)**	(46)

(a) Income tax credits from low income housing tax credit/historic rehabilitation tax credit partnerships.

For further information on the Corporation's consolidation policy, see Note 1.

NOTE 11 - DEPOSITS

At December 31, 2010, the scheduled maturities of certificates of deposit and other deposits with a stated maturity were as follows:

(in millions) **Years Ending December 31**	
2011	**$4,985**
2012	**663**
2013	**132**
2014	**51**
2015	**43**
Thereafter	**40**
Total	**$5,914**

A maturity distribution of domestic certificates of deposit of $100,000 and over follows:

(in millions) December 31		2010		2009
Three months or less	$	**1,109**	$	1,657
Over three months to six months		**560**		1,142
Over six months to twelve months		**928**		1,333
Over twelve months		**548**		536
Total	$	**3,145**	$	4,668

All foreign office time deposits of $432 million and $542 million at December 31, 2010 and 2009, respectively, were in denominations of $100,000 or more.

NOTE 12 - SHORT-TERM BORROWINGS

Federal funds purchased and securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Other short-term borrowings, which may consist of Federal Reserve Term Auction Facility borrowings, commercial paper, borrowed securities, term federal funds purchased, short-term notes and treasury tax and loan deposits, generally mature within one to 120 days from the transaction date. The following table provides a summary of short-term borrowings.

At December 31, 2010, Comerica Bank (the Bank), a subsidiary of the Corporation, had pledged loans totaling $18 billion which provided for up to $12 billion of available collateralized borrowing with the FRB.

(dollar amounts in millions)		Federal Funds Purchased and Securities Sold Under Agreements to Repurchase		Other Short-term Borrowings
December 31, 2010				
Amount outstanding at year-end	**$**	**126**	**$**	**4**
Weighted average interest rate at year-end		**0.12 %**		**4.95 %**
Maximum month-end balance during the year	**$**	**474**	**$**	**16**
Average balance outstanding during the year		**210**		**6**
Weighted average interest rate during the year		**0.11 %**		**5.31 %**
December 31, 2009				
Amount outstanding at year-end	$	462	$	-
Weighted average interest rate at year-end		0.03 %		- %
Maximum month-end balance during the year	$	655	$	2,558
Average balance outstanding during the year		467		532
Weighted average interest rate during the year		0.19 %		0.28 %
December 31, 2008				
Amount outstanding at year-end	$	696	$	1,053
Weighted average interest rate at year-end		0.37 %		0.40 %
Maximum month-end balance during the year	$	3,617	$	3,046
Average balance outstanding during the year		2,105		1,658
Weighted average interest rate during the year		2.20 %		2.43 %

NOTE 13 - MEDIUM- AND LONG-TERM DEBT

Medium- and long-term debt are summarized as follows:

(in millions) **December 31**	**2010**	**2009**
Parent company		
Subordinated notes:		
4.80% subordinated note due 2015	**$ 337**	$ 325
6.576% subordinated notes due 2010	**-**	511
Total subordinated notes	**337**	836
Medium-term notes:		
Floating rate based on LIBOR indices due 2010	**-**	150
3.00% notes due 2015	**298**	-
Total parent company	**635**	986
Subsidiaries		
Subordinated notes:		
7.125% subordinated note due 2010	**-**	152
5.70% subordinated note due 2014	**280**	275
5.75% subordinated notes due 2016	**691**	678
5.20% subordinated notes due 2017	**568**	543
8.375% subordinated note due 2024	**191**	187
7.875% subordinated note due 2026	**213**	204
Total subordinated notes	**1,943**	2,039
Medium-term notes:		
Floating rate based on LIBOR indices due 2010 to 2012	**1,017**	1,982
Federal Home Loan Bank advances:		
Floating rate based on LIBOR indices due 2010 to 2014	**2,500**	6,000
Other notes:		
6.0% - 6.4% notes due 2020	**43**	53
Total subsidiaries	**5,503**	10,074
Total medium- and long-term debt	**$ 6,138**	$ 11,060

The carrying value of medium- and long-term debt has been adjusted to reflect the gain or loss attributable to the risk hedged with interest rate swaps.

All subordinated notes with maturities greater than one year qualify as Tier 2 capital.

Comerica Bank (the Bank), a subsidiary of the Corporation, is a member of the FHLB, which provides short- and long-term funding collateralized by mortgage-related assets to its members. In the third quarter 2010, the Bank early redeemed, without penalty, $2.0 billion of floating-rate FHLB advances at par due 2012 and 2013. FHLB advances bear interest at variable rates based on LIBOR and were secured by a blanket lien on $16 billion of real estate-related loans at December 31, 2010.

In the first quarter 2010, the Bank exercised its option to redeem, at par, a $150 million, 7.125% subordinated note, which had an original maturity date of 2013, and recognized a pre-tax gain of $2 million resulting from the previous termination of a related interest rate swap. In addition, the Bank repurchased, at a discount, $15 million of floating rate medium-term notes maturing in 2011 in the first quarter 2010.

In the third quarter 2010, the Corporation issued $300 million of 3.00% medium-term senior notes due 2015. A portion of the proceeds, along with cash on hand, was used to redeem 6.576% subordinated notes, as discussed below, and the remainder was used for general corporate purposes.

In the fourth quarter 2010, the Corporation redeemed, at par, $515 million of 6.576% subordinated notes, which had an original maturity date of 2037, and recognized a pre-tax charge of $5 million resulting from the accelerated accretion of the original issuance discount, included in "other noninterest expenses" in the consolidated statements of income. The notes related to $500 million, par value, of trust preferred securities issued by an unconsolidated subsidiary, which were concurrently redeemed.

In 2009, the Bank repurchased, at a discount, $212 million of floating-rate medium-term notes maturing in 2012 and recognized a gain of $15 million.

The Corporation currently has a $15 billion medium-term senior note program. This program allows the Bank to issue fixed- or floating-rate notes with maturities between one year and 30 years. The Bank did not issue any notes under the senior note program during the years ended December 31, 2010 and 2009. The interest rate on the floating rate medium-term notes based on LIBOR at December 31, 2010, ranged from three-month LIBOR plus 0.11% to three-month LIBOR plus 0.15%. The medium-term notes outstanding at December 31, 2010 are due from 2011 to 2012. The medium-term notes do not qualify as Tier 2 capital and are not insured by the FDIC.

At December 31, 2010, the principal maturities of medium- and long-term debt were as follows:

(in millions) **Years Ending December 31**	
2011	**$ 1,365**
2012	**163**
2013	**1,005**
2014	**1,256**
2015	**606**
Thereafter	**1,466**
Total	**$ 5,861**

NOTE 14 - SHAREHOLDERS' EQUITY

In the first quarter 2010, the Corporation fully redeemed $2.25 billion of Fixed Rate Cumulative Perpetual Preferred Stock (preferred stock) issued in 2008 in connection with the U.S. Department of Treasury (U.S. Treasury) Capital Purchase Program. The redemption was funded by the net proceeds from an $880 million common stock offering completed in the first quarter 2010 and from excess liquidity at the parent company. The redemption resulted in a one-time, non-cash redemption charge of $94 million in the first quarter 2010, reflecting the accelerated accretion of the remaining discount, which reduced diluted earnings per common share by $0.54 for the year ended December 31, 2010. The total impact of the preferred stock, including the redemption charge, cash dividends of $24 million and non-cash discount accretion of $5 million, was a reduction to diluted earnings per common share of $0.71 for the year ended December 31, 2010.

Upon the redemption of the preferred stock, related restrictions on the Corporation's ability to declare dividends or repurchase stock ceased. In addition, the Corporation is no longer required to comply with the U.S. Treasury's standards for executive compensation and corporate governance.

In the second quarter 2010, the U.S. Treasury sold the related warrant, which granted the right to purchase 11.5 million shares of the Corporation's common stock at $29.40 per share. Prior to the public sale, the warrant was separated into 11.5 million warrants to purchase one share of the Corporation's common stock at an exercise price of $29.40 per share. The sale of the warrant by the U.S. Treasury had no impact on the Corporation's equity. The warrants remained outstanding at December 31, 2010 and were included in "capital surplus" on the consolidated statements of changes in shareholders' equity at their original fair value of $124 million.

At December 31, 2010, the Corporation had 11.5 million shares of common stock reserved for the warrants, 26.5 million shares of common stock reserved for stock option exercises and 1.8 million shares of restricted stock outstanding to employees and directors under share-based compensation plans.

In November 2010, the Board of Directors of the Corporation (the Board) authorized the purchase of up to 12.6 million shares of Comerica Incorporated outstanding common stock, as well as outstanding warrants to purchase up to 11.5 million shares of the Corporation's common stock. There is no expiration date for the Corporation's share repurchase program. There were no open market repurchases of common stock or warrants in 2010, 2009 and 2008.

The following table summarizes the Corporation's share repurchase activity for the year ended December 31, 2010.

(shares in thousands)	Total Number of Shares and Warrants Purchased as Part of Publicly Announced Repurchase Plans or Programs	Remaining Repurchase Authorization (a)	Total Number of Shares Purchased (b)	Average Price Paid Per Share
Total first quarter 2010	-	12,576	60	$ 35.28
Total second quarter 2010	-	12,576	55	42.65
Total third quarter 2010	-	12,576	2	37.33
October 2010	-	12,576	1	37.11
November 2010	-	24,056	-	-
December 2010	-	24,056	-	-
Total fourth quarter 2010	-	24,056	1	37.58
Total 2010	-	24,056	118	$ 38.82

(a) Maximum number of shares and warrants that may yet be purchased under the publicly announced plans or programs.

(b) Includes shares purchased as part of publicly announced repurchase plans or programs, shares purchased pursuant to deferred compensation plans and shares purchased from employees to pay for grant prices and/or taxes related to stock option exercises and restricted stock vesting under the terms of an employee share-based compensation plan.

NOTE 15 - ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) includes the change in net unrealized gains and losses on investment securities available-for-sale, the change in accumulated net gains and losses on cash flow hedges and the change in the accumulated defined benefit and other postretirement plans adjustment. Total comprehensive income (loss) was $224 million, ($10) million and $81 million for the years ended December 31, 2010, 2009 and 2008, respectively. The $234 million increase in total comprehensive income for the year ended December 31, 2010, when compared to 2009, resulted principally from a $260 million increase in net income and a $123 million after-tax increase in net unrealized gains on investment securities available-for-sale, partially offset by $145 million after-tax decrease in the defined benefit and other postretirement benefit plans adjustment. The following table presents reconciliations of the components of accumulated other comprehensive income (loss) for the years ended December 31, 2010, 2009 and 2008.

For a further discussion of the effects of investment securities available-for-sale, derivative instruments and defined benefit and other postretirement benefit plans on other comprehensive income (loss) refer to Notes 1, 9 and 18.

(in millions) **Years Ended December 31**	**2010**	**2009**	**2008**
Accumulated net unrealized gains (losses) on investment securities available-for-sale:			
Balance at beginning of period, net of tax	**$ 11**	$ 131	$ (9)
Net unrealized holding gains arising during the period	**7**	54	285
Less: Reclassification adjustment for net gains included in net income	**3**	243	67
Change in net unrealized gains before income taxes	**4**	(189)	218
Less: Provision for income taxes	**1**	(69)	78
Change in net unrealized gains on investment securities available-for-sale, net of tax	**3**	(120)	140
Balance at end of period, net of tax	**$ 14**	$ 11	$ 131
Accumulated net gains (losses) on cash flow hedges:			
Balance at beginning of period, net of tax	**$ 18**	$ 30	$ 2
Net cash flow hedge gains arising during the period	**2**	15	69
Less: Reclassification adjustment for net gains included in net income	**28**	34	24
Change in net cash flow hedge gains before income taxes	**(26)**	(19)	45
Less: Provision for income taxes	**(10)**	(7)	17
Change in net cash flow hedge gains, net of tax	**(16)**	(12)	28
Balance at end of period, net of tax	**$ 2**	$ 18	$ 30
Accumulated defined benefit pension and other postretirement plans adjustment:			
Balance at beginning of period, net of tax	**$ (365)**	$ (470)	$ (170)
Net defined benefit pension and other postretirement adjustment arising during the period	**(100)**	112	(488)
Less: Adjustment for amounts recognized as components of net periodic benefit cost during the period	**(39)**	(53)	(18)
Change in defined benefit pension and other postretirement plans adjustment before income taxes	**(61)**	165	(470)
Less: Provision for income taxes	**(21)**	60	(170)
Change in defined benefit pension and other postretirement plans adjustment, net of tax	**(40)**	105	(300)
Balance at end of period, net of tax	**$ (405)**	$ (365)	$ (470)
Total accumulated other comprehensive loss at end of period, net of tax	**$ (389)**	$ (336)	$ (309)

NOTE 16 - NET INCOME (LOSS) PER COMMON SHARE

Basic and diluted income (loss) from continuing operations per common share and net income (loss) per common share are presented in the following table.

(in millions, except per share data) **Years Ended December 31**	**2010**	2009	2008
Basic and diluted			
Income from continuing operations	**$ 260**	$ 16	$ 212
Less:			
Preferred stock dividends	**29**	134	17
Redemption discount accretion on preferred stock	**94**	-	-
Income allocated to participating securities	**1**	1	4
Income (loss) from continuing operations attributable to common shares	**$ 136**	$ (119)	$ 191
Net income	**$ 277**	$ 17	$ 213
Less:			
Preferred stock dividends	**29**	134	17
Redemption discount accretion on preferred stock	**94**	-	-
Income allocated to participating securities	**1**	1	4
Net income (loss) attributable to common shares	**$ 153**	$ (118)	$ 192
Basic average common shares	**170**	149	149
Basic income (loss) from continuing operations per common share	**$ 0.79**	$ (0.80)	$ 1.28
Basic net income (loss) per common share	**0.90**	(0.79)	1.29
Basic average common shares	**170**	149	149
Dilutive common stock equivalents:			
Net effect of the assumed exercise of stock options	**1**	-	-
Net effect of the assumed exercise of warrants	**2**	-	-
Diluted average common shares	**173**	149	149
Diluted income (loss) from continuing operations per common share	**$ 0.78**	$ (0.80)	$ 1.28
Diluted net income (loss) per common share	**0.88**	(0.79)	1.28

Basic income (loss) from continuing operations per common share and net income (loss) per common share are calculated using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each share of common stock and participating securities according to dividends declared (distributed earnings) and participation rights in undistributed earnings. Distributed and undistributed earnings are allocated between common and participating security shareholders based on their respective rights to receive dividends. Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities (i.e., nonvested restricted stock). Undistributed net losses are not allocated to nonvested restricted shareholders, as these shareholders do not have a contractual obligation to fund the losses incurred by the Corporation. Income (loss) from continuing operations attributable to common shares and net income (loss) attributable to common shares are then divided by the weighted-average number of common shares outstanding during the period, net of nonvested restricted shares.

Diluted income (loss) from continuing operations per common share and net income (loss) per common share consider common stock issuable under the assumed exercise of stock options granted under the Corporation's stock plans and warrants. Diluted income (loss) from continuing operations attributable to common shares and net income (loss) attributable to common shares are then divided by the total of weighted-average number of common shares and common stock equivalents outstanding during the period, net of nonvested restricted shares.

The following average shares related to outstanding options and warrants to purchase shares of common stock were not included in the computation of diluted net income (loss) per common share because the options' and warrants' exercise prices were greater than the average market price of common shares for the period.

(shares in millions)	**2010**	**2009**	**2008**
Average outstanding options	**15.1**	17.6	19.7
Range of exercise prices	**$36.24 - $64.50**	$28.07 - $66.81	$33.69 - $71.58
Average outstanding warrants		11.5	
Exercise price		$29.40	

Due to the net loss from continuing operations attributable to common shares reported for the year ended December 31, 2009, options to purchase 1.5 million shares, with average exercise prices less than the average market price of common shares for the period, were excluded from the computation of diluted net loss per share, as their inclusion would have been anti-dilutive.

NOTE 17 - SHARE-BASED COMPENSATION

Share-based compensation expense is charged to "salaries" expense on the consolidated statements of income. The components of share-based compensation expense for all share-based compensation plans and related tax benefits are as follows:

(in millions)	**2010**	**2009**	**2008**
Total share-based compensation expense	**$ 32**	$ 32	$ 51
Related tax benefits recognized in net income	**$ 12**	$ 12	$ 19

The following table summarizes unrecognized compensation expense for all share-based plans:

(dollar amounts in millions)	**December 31, 2010**
Total unrecognized share-based compensation expense	**$ 33**
Weighted-average expected recognition period (in years)	**2.5**

The Corporation has share-based compensation plans under which it awards both shares of restricted stock to key executive officers and key personnel and stock options to executive officers, directors and key personnel of the Corporation and its subsidiaries. Restricted stock vests over periods ranging from three years to five years. Stock options vest over periods ranging from one year to four years. During the period the U.S. Treasury held equity issued under the Capital Purchase Program, restricted share grants were temporarily prohibited from vesting in less than two years from the grant date and retirement-based acceleration was not allowed. These temporary restrictions lengthened the requisite service period and, therefore, the amortization period for retirement eligible grantees. Upon redemption of the preferred stock in the first quarter 2010, the temporary restrictions lapsed. The maturity of each option is determined at the date of grant; however, no options may be exercised later than ten years and one month from the date of grant. The options may have restrictions regarding exercisability. The plans originally provided for a grant of up to 15.7 million common shares, plus shares under certain plans that are forfeited, expire or are cancelled. At December 31, 2010, 7.5 million shares were available for grant.

In the first quarter 2010, the Corporation began providing phantom stock units (PSUs) as a component of compensation for certain executives. The number of PSUs awarded for each pay period is determined by dividing the amount of base salary payable in PSUs for that pay period by the reported closing price on the New York Stock Exchange (NYSE) for a share of the Corporation's common stock on the pay date for the pay period. PSUs do not include any shareholder rights such as the right to vote or receive dividends, are fully vested when awarded, and will be settled in cash in the first quarter 2011. The amount payable upon settlement will be equal to the number of PSUs being settled multiplied by the reported closing price on the NYSE for a share of the Corporation common stock on the date of settlement and is included in "accrued expenses and other liabilities" on the consolidated balance sheets. Share-based compensation expense included $7 million related to PSUs for the year ended December 31, 2010.

The Corporation used a binomial model to value stock options granted in the periods presented. Option valuation models require several inputs, including the expected stock price volatility, and changes in input assumptions can materially affect the fair value estimates. The model used may not necessarily provide a reliable single measure of the fair value of employee and director stock options. The risk-free interest rate assumption used in the binomial option-pricing model as outlined in the table below was based on the federal ten-year treasury interest rate. The expected dividend yield was based on the historical and projected dividend yield patterns of the Corporation's common shares. Expected volatility assumptions considered both the historical volatility of the Corporation's common stock over a ten-year period and implied volatility based on actively traded options on the Corporation's common stock with pricing terms and trade dates similar to the stock options granted.

The estimated weighted-average grant-date fair value per option share and the underlying binomial option-pricing model assumptions are summarized in the following table:

Years Ended December 31	**2010**	**2009**	**2008**
Weighted-average grant-date fair value per option share	**$ 11.07**	$ 6.55	$ 9.54
Weighted-average assumptions:			
Risk-free interest rates	**3.73%**	3.08%	3.73%
Expected dividend yield	**3.00**	4.62	4.62
Expected volatility factors of the market price of Comerica common stock	**40**	58	34
Expected option life (in years)	**6.1**	6.4	6.6

A summary of the Corporation's stock option activity and related information for the year ended December 31, 2010 follows:

		Weighted-Average		
	Number of Options (in thousands)	**Exercise Price per Share**	**Remaining Contractual Term (in years)**	**Aggregate Intrinsic Value (in millions)**
Outstanding-January 1, 2010	**18,422**	**$ 49.52**		
Granted	**2,374**	**35.45**		
Forfeited or expired	**(1,566)**	**44.27**		
Exercised	**(200)**	**25.99**		
Outstanding-December 31, 2010	**19,030**	**48.44**	**4.8**	**$ 60**
Outstanding, net of expected forfeitures - December 31, 2010	**18,785**	**48.65**	**4.7**	**57**
Exercisable-December 31, 2010	**14,245**	**53.21**	**3.6**	**13**

The aggregate intrinsic value of outstanding options shown in the table above represents the total pretax intrinsic value at December 31, 2010, based on the Corporation's closing stock price of $42.24 at December 31, 2010.

The total intrinsic value of stock options exercised was $3 million and an insignificant amount for the years ended December 31, 2010 and 2008, respectively. There were no stock options exercised during 2009. Cash received from the exercise of stock options during 2010 and 2008 totaled $5 million and $1 million, respectively. The net excess income tax benefit realized for the tax deductions from the exercise of these options totaled $1 million and was insignificant for the years ended December 31, 2010 and 2008, respectively.

A summary of the Corporation's restricted stock activity and related information for 2010 follows:

	Number of Shares (in thousands)	Weighted-Average Grant-Date Fair Value per Share
Outstanding-January 1, 2010	**2,089**	**$ 36.82**
Granted	**177**	**39.24**
Forfeited	**(83)**	**33.72**
Vested	**(367)**	**52.35**
Outstanding-December 31, 2010	**1,816**	**$ 34.06**

The total fair value of restricted stock awards that fully vested during the years ended December 31, 2010, 2009 and 2008 was $19 million, $16 million and $7 million, respectively.

The Corporation expects to satisfy the exercise of stock options and future grants of restricted stock by issuing shares of common stock out of treasury. At December 31, 2010, the Corporation held 27.3 million shares in treasury.

For further information on the Corporation's share-based compensation plans, refer to Note 1.

NOTE 18 - EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PENSION AND POSTRETIREMENT BENEFIT PLANS

The Corporation has a qualified and a non-qualified defined benefit pension plan, which together provide benefits for substantially all full-time employees hired before January 1, 2007. Employee benefits expense included defined benefit pension expense of $30 million, $57 million and $20 million in the years ended December 31, 2010, 2009 and 2008, respectively, for the plans. Benefits under the defined benefit plans are based primarily on years of service, age and compensation during the five highest paid consecutive calendar years occurring during the last ten years before retirement.

The Corporation's postretirement benefit plan continues to provide postretirement health care and life insurance benefits for retirees as of December 31, 1992. The plan also provides certain postretirement health care and life insurance benefits for a limited number of retirees who retired prior to January 1, 2000. For all other employees hired prior to January 1, 2000, a nominal benefit is provided. Employees hired on or after January 1, 2000 are not eligible to participate in the plan. The Corporation funds the pre-1992 retiree plan benefits with bank-owned life insurance.

The following table sets forth reconciliations of plan assets and the projected benefit obligation, the weighted-average assumptions used to determine year-end benefit obligations, and the amounts recognized in accumulated other comprehensive income (loss) for the Corporation's defined benefit pension plans and postretirement benefit plan at December 31, 2010 and 2009. The Corporation used a measurement date of December 31, 2010 for these plans.

	Defined Benefit Pension Plans				Postretirement Benefit Plan	
	Qualified		Non-Qualified			
(dollar amounts in millions)	**2010**	2009	**2010**	2009	**2010**	2009
Change in fair value of plan assets:						
Fair value of plan assets at January 1	**$ 1,338**	$ 1,080	**$ -**	$ -	**$ 73**	$ 74
Actual return on plan assets	**172**	200	**-**	-	**4**	7
Employer contributions	**-**	100	**-**	-	**3**	(1)
Benefits paid	**(46)**	(42)	**-**	-	**(7)**	(7)
Fair value of plan assets at December 31	**$ 1,464**	$ 1,338	**$ -**	$ -	**$ 73**	$ 73
Change in projected benefit obligation:						
Projected benefit obligation at January 1	**$ 1,213**	$ 1,165	**$ 156**	$ 156	**$ 84**	$ 80
Service cost	**28**	28	**3**	4	**-**	-
Interest cost	**73**	69	**9**	9	**4**	5
Actuarial (gain) loss	**141**	(7)	**16**	(11)	**1**	6
Benefits paid	**(46)**	(42)	**(7)**	(6)	**(7)**	(7)
Plan change	**-**	-	**-**	4	**-**	-
Projected benefit obligation at December 31	**$ 1,409**	$ 1,213	**$ 177**	$ 156	**$ 82**	$ 84
Accumulated benefit obligation	**$ 1,281**	$ 1,096	**$ 164**	$ 142	**$ 82**	$ 84
Funded status at December 31 (a) (b)	**$ 55**	$ 125	**$ (177)**	$ (156)	**$ (9)**	$ (11)
Weighted-average assumptions used:						
Discount rate	**5.51%**	5.92%	**5.51%**	5.92%	**4.95%**	5.41%
Rate of compensation increase	**4.00**	3.50	**4.00**	3.50	**n/a**	n/a
Healthcare cost trend rate:						
Cost trend rate assumed for next year	**n/a**	n/a	**n/a**	n/a	**8.00**	8.00
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**n/a**	n/a	**n/a**	n/a	**5.00**	5.00
Year when rate reaches the ultimate trend rate	**n/a**	n/a	**n/a**	n/a	**2031**	2030
Amounts recognized in accumulated other comprehensive income (loss) before income taxes:						
Net actuarial gain (loss)	**$ (522)**	$ (461)	**$ (61)**	$ (49)	**$ (29)**	$ (30)
Prior service (cost) credit	**(13)**	(20)	**6**	7	**(5)**	(5)
Net transition obligation	**-**	-	**-**	-	**(8)**	(13)
Balance at December 31	**$ (535)**	$ (481)	**$ (55)**	$ (42)	**$ (42)**	$ (48)

(a) Based on projected benefit obligation for defined benefit pension plans and accumulated benefit obligation for postretirement benefit plan.

(b) The Corporation recognizes the overfunded and underfunded status of the plans in "accrued income and other assets" and "accrued expenses and other liabilities," respectively, on the consolidated balance sheets.

n/a-not applicable

The 2009 non-qualified defined benefit pension plan change of $4 million reflected the recognition of special agreement benefits not previously included in plan valuations. The accumulated benefit obligation exceeded the fair value of plan assets for the non-qualified defined benefit pension plan and the postretirement benefit plan at December 31, 2010 and 2009.

The following table details the changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the year ended December 31, 2010.

	Defined Benefit Pension Plans			
(in millions)	Qualified	Non-Qualified	Postretirement Benefit Plan	Total
Actuarial gain (loss) arising during the period	$ (85)	$ (15)	$ -	$ (100)
Amortization of net actuarial gain (loss)	25	4	1	30
Amortization of prior service (cost) credit	6	(2)	1	5
Amortization of transition obligation	-	-	4	4
Total recognized in other comprehensive income (loss)	$ (54)	$ (13)	$ 6	$ (61)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Comerica Incorporated and Subsidiaries

Components of net periodic defined benefit cost and postretirement benefit cost, the actual return (loss) on plan assets and the weighted-average assumptions used were as follows:

(dollar amounts in millions)	Defined Benefit Pension Plans					
	Qualified			Non-Qualified		
Years Ended December 31	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**
Service cost	**$ 28**	$ 28	$ 28	**$ 3**	$ 4	$ 4
Interest cost	**73**	69	66	**9**	9	9
Expected return on plan assets	**(116)**	(104)	(100)	**-**	-	-
Amortization of prior service cost (credit)	**6**	6	7	**(2)**	(2)	(2)
Amortization of net loss	**25**	38	4	**4**	5	4
Recognition of special agreement benefits	**-**	-	-	**-**	4	-
Net periodic defined benefit cost	**$ 16**	$ 37	$ 5	**$ 14**	$ 20	$ 15
Actual return (loss) on plan assets	**$ 172**	$ 200	$ (293)	**$ -**	$ -	$ -
Actual rate of return (loss) on plan assets	**13.10 %**	17.35 %	(24.09) %	**n/a**	n/a	n/a
Weighted-average assumptions used:						
Discount rate	**5.92 %**	6.03 %	6.47 %	**5.92 %**	6.03 %	6.47 %
Expected long-term return on plan assets	**8.00**	8.25	8.25	**n/a**	n/a	n/a
Rate of compensation increase	**3.50**	4.00	4.00	**3.50**	4.00	4.00

n/a - not applicable

(dollar amounts in millions)	Postretirement Benefit Plan		
Years Ended December 31	**2010**	**2009**	**2008**
Interest cost	**$ 4**	$ 5	$ 5
Expected return on plan assets	**(3)**	(4)	(4)
Amortization of transition obligation	**4**	4	4
Amortization of prior service cost	**1**	1	-
Amortization of net loss	**1**	1	1
Net periodic postretirement benefit cost	**$ 7**	$ 7	$ 6
Actual return (loss) on plan assets	**$ 4**	$ 7	$ (10)
Actual rate of return (loss) on plan assets	**5.65 %**	10.74 %	(11.36) %
Weighted-average assumptions used:			
Discount rate	**5.41 %**	6.20 %	6.15 %
Expected long-term return on plan assets	**5.00**	5.00	5.00
Healthcare cost trend rate:			
Cost trend rate assumed for next year	**8.00**	8.00	8.00
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00**	5.00	5.00
Year that the rate reaches the ultimate trend rate	**2030**	2028	2013

The expected long-term rate of return of plan assets is the average rate of return expected to be realized on funds invested or expected to be invested over the life of the plan, which has an estimated average life of approximately 15 years as of December 31, 2010. The expected long-term rate of return on plan assets is set after considering both long-term returns in the general market and long-term returns experienced by the assets in the plan. The returns on the various asset categories are blended to derive one long-term rate of return. The Corporation reviews its pension plan assumptions on an annual basis with its actuarial consultants to determine if assumptions are reasonable and adjusts the assumptions to reflect changes in future expectations.

The estimated portion of balances remaining in accumulated other comprehensive income (loss) that are expected to be recognized as a component of net periodic benefit cost in the year ended December 31, 2011 are as follows.

	Defined Benefit Pension Plans			
(in millions)	Qualified	Non-Qualified	Postretirement Benefit Plan	Total
Net loss	$ 35	$ 5	$ 1	$ 41
Transition obligation	-	-	4	4
Prior service cost (credit)	4	(2)	1	3

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement benefit plan. A one-percentage-point change in 2010 assumed healthcare and prescription drug cost trend rates would have the following effects:

(in millions)	One-Percentage-Point	
	Increase	Decrease
Effect on postretirement benefit obligation	$ 5	$ (5)
Effect on total service and interest cost	-	-

Plan Assets

The Corporation's overall investment goals for the qualified defined benefit pension plan are to maintain a portfolio of assets of appropriate liquidity and diversification; to generate investment returns (net of operating costs) that are reasonably anticipated to maintain the plan's fully funded status or to reduce a funding deficit, after taking into account various factors, including reasonably anticipated future contributions and expense and the interest rate sensitivity of the plan's assets relative to that of the plan's liabilities; and to generate investment returns (net of operating costs) that meet or exceed a customized benchmark as defined in the plan investment policy. Derivative instruments, are permissible for hedging and transactional efficiency, but only to the extent that the derivative use enhances the efficient execution of the plan's investment policy. The plan does not directly invest in securities issued by the Corporation and its subsidiaries. The Corporation's target allocations for plan investments are 55 percent to 65 percent equity securities and 35 percent to 45 percent fixed income, including cash. Equity securities include collective investment and mutual funds and common stock. Fixed income securities include U.S. Treasury and other U.S. government agency securities, mortgage-backed securities, corporate bonds and notes, municipal bonds, collateralized mortgage obligations and money market funds.

Fair Value Measurements

The Corporation's qualified defined benefit pension plan utilizes fair value measurements to record fair value adjustments and to determine fair value disclosures. The Corporation's qualified benefit pension plan categorizes investments recorded at fair value into a three-level hierarchy, based on the markets in which the investment are traded and the reliability of the assumptions used to determine fair value. Refer to Note 3 for a description of the three-level hierarchy.

Following is a description of the valuation methodologies and key inputs used to measure the fair value of the Corporation's qualified defined benefit pension plan investments, including an indication of the level of the fair value hierarchy in which the investments are classified.

Collective investment and mutual funds

Fair value measurement is based upon the NAV provided by the administrator of the fund. Mutual fund NAVs are quoted in an active market exchange, such as the New York Stock Exchange, and are included in Level 1 of the fair value hierarchy. Collective investment funds NAVs are based primarily on observable inputs, generally the quoted prices for underlying assets owned by the fund, and are included in Level 2 of the fair value hierarchy.

Common stock

Fair value measurement is based upon the closing price reported on the New York Stock Exchange. Level 1 common stock includes domestic and foreign stock and real estate investment trusts. Level 2 common stock includes American Depositary Receipts.

U.S. Treasury and other U.S. government agency securities

Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques, such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss and liquidity assumptions. Level 1 securities include U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include pooled Small Business Administration loans.

Mortgage-backed securities

Fair value measurement is based upon quoted prices of securities with similar characteristics or pricing models based on observable market data inputs, primarily interest rates, spreads and prepayment information and are included in Level 2 of the fair value hierarchy.

Corporate and municipal bonds and notes

Fair value measurement is based upon quoted prices of securities with similar characteristics or pricing models based on observable market data inputs, primarily interest rates, spreads and prepayment information. Level 2 securities include corporate bonds, municipal bonds, other asset-backed securities and foreign bonds and notes.

Collateralized mortgage obligations

Fair value measurement is based upon independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors, such as credit loss and liquidity assumptions, and is included in Level 2 of the fair value hierarchy.

Private placements

Fair value is measured using the NAV provided by fund management as quoted prices in active markets are not available. Management considers additional discounts to the provided NAV for market and credit risk. Private placements are included in Level 3 of the fair value hierarchy.

Securities purchased under agreements to resell

Fair value measurement is based upon independent pricing models or other model-based valuation techniques such as the present value of future cash flows, and is included in Level 2 of the fair value hierarchy.

Derivative instruments

The fair value of the Plan's derivative instruments, which could include futures, forwards and/or swaps, was determined using pricing models that use primarily market observable inputs, such as yield curves and option volatilities, and include adjustments to reflect credit quality of the counterparty. Derivative instruments are categorized as Level 2 in the fair value hierarchy.

Fair Values

The fair values of the Corporation's qualified defined benefit pension plan investments measured at fair value on a recurring basis at December 31, 2010 and 2009, by asset category and level within the fair value hierarchy, are detailed in the table below.

(in millions)	Total	Level 1	Level 2	Level 3
December 31, 2010				
Equity securities:				
Collective investment and mutual funds	**$ 538**	**$ 181**	**$ 357**	**$ -**
Common stock	**371**	**370**	**1**	**-**
Fixed income securities:				
U.S. Treasury and other U.S. government agency bonds	**198**	**198**	**-**	**-**
Corporate and municipal bonds and notes	**311**	**-**	**311**	**-**
Collective investments and mutual funds	**24**	**24**	**-**	**-**
Private placements	**28**	**-**	**-**	**28**
Other assets:				
Derivatives	**1**	**-**	**1**	**-**
Total investments at fair value	**$ 1,471**	**$ 773**	**$ 670**	**$ 28**
December 31, 2009				
Equity securities:				
Collective investment and mutual funds	$ 495	$ 163	$ 332	$ -
Common stock	320	318	2	-
Fixed income securities:				
U.S. Treasury and other U.S. government agency bonds	168	168	-	-
Corporate and municipal bonds and notes	288	-	288	-
Collateralized mortgage obligations	6	-	6	-
Collective investments and mutual funds	20	20	-	-
Private placements	28	-	-	28
Other assets:				
Securities purchased under agreement to resell	5	-	5	-
Derivatives	1	-	1	-
Total investments at fair value	$ 1,331	$ 669	$ 634	$ 28

The table below provides a summary of changes in the Corporation's qualified defined benefit pension plan's Level 3 investments measured at fair value on a recurring basis for the years ended December 31, 2010 and 2009.

	Balance at Beginning of Period	Gains (Losses)				
(in millions)		Realized	Unrealized	Purchases	Sales	Balance at End of Period
Year ended December 31, 2010						
Private placements	**$ 28**	**$ -**	**$ 1**	**$ 10**	**$ (11)**	**$ 28**
Year ended December 31, 2009						
Private placements	$ -	$ -	$ 1	$ 33	$ (6)	$ 28

There were no assets in the non-qualified defined benefit pension plan at December 31, 2010, and 2009. The postretirement benefit plan is fully invested in bank-owned life insurance policies. The fair value of bank-owned life insurance policies is based on the cash surrender values of the policies as reported by the insurance companies and are classified in Level 2 of the fair value hierarchy.

Cash Flows

Estimated future employer contributions were zero for the qualified and non-qualified defined benefit pension plans and postretirement benefit plan for the year ended December 31, 2011.

(in millions) Years Ended December 31	Estimated Future Benefit Payments: Qualified Defined Benefit Pension Plan	Non-Qualified Defined Benefit Pension Plan	Postretirement Benefit Plan (a)
2011	$ 51	$ 9	$ 7
2012	54	9	7
2013	58	10	7
2014	62	11	7
2015	66	11	7
2016 - 2020	407	63	32

(a) Estimated benefit payments in the postretirement benefit plan are net of estimated Medicare subsidies.

DEFINED CONTRIBUTION PLAN

Substantially all of the Corporation's employees are eligible to participate in the Corporation's principal defined contribution plan (a 401(k) plan). Under this plan, the Corporation makes core matching cash contributions of 100 percent of the first four percent of qualified earnings contributed by employees (up to the current IRS compensation limit), invested based on employee investment elections. Employee benefits expense included expense for the plan of $19 million, $20 million and $22 million in the years ended December 31, 2010, 2009 and 2008, respectively.

The principal defined contribution plan includes a defined contribution feature for the benefit of substantially all full-time employees hired on or after January 1, 2007. Under the defined contribution feature, the Corporation makes an annual contribution to the individual account of each eligible employee ranging from three percent to eight percent of annual compensation, determined based on combined age and years of service. The contributions are invested based on employee investment elections. The employee fully vests in the defined contribution account after three years of service. Before an employee is eligible to participate, the plan feature requires the equivalent of six months of service. The Corporation recognized $3 million, $3 million and $2 million in employee benefits expense for this plan feature for the years ended December 31, 2010, 2009 and 2008, respectively.

DEFERRED COMPENSATION PLAN

The Corporation offers an optional deferred compensation plan under which certain employees may make an irrevocable election to defer incentive compensation and/or a portion of base salary until retirement or separation from the Corporation. The employee may direct deferred compensation into one or more deemed investment options. Although not required to do so, the Corporation invests actual funds into the deemed investments as directed by employees, resulting in a deferred compensation asset, recorded in "other short-term investments" on the consolidated balance sheets that offsets the liability to employees under the plan, recorded in "accrued expenses and other liabilities." The earnings from the deferred compensation asset are recorded in "interest on short-term investments" and "other noninterest income" and the related change in the liability to employees under the plan is recorded in "salaries" expense on the consolidated statements of income.

NOTE 19 - INCOME TAXES AND TAX-RELATED ITEMS

The provision (benefit) for federal income taxes is computed by applying the statutory federal income tax rate to income (loss) before income taxes as reported in the consolidated financial statements after deducting non-taxable items, principally income on bank-owned life insurance, and deducting tax credits related to investments in low income housing partnerships. Tax interest, state and foreign taxes are then added to the federal tax provision.

In the ordinary course of business, the Corporation enters into certain transactions that have tax consequences. From time to time, the Internal Revenue Service (IRS) questions and/or challenges the tax position taken by the Corporation with respect to those transactions. The Corporation believes that its tax returns were filed based upon applicable statutes, regulations and case law in effect at the time of the transactions. The IRS, an administrative authority or a court, if presented with the transactions, could disagree with the Corporation's interpretation of the tax law. After evaluating the risks and opportunities, the best outcome may result in a settlement. The ultimate outcome for each position is not known.

At December 31, 2010, net unrecognized tax benefits were $10 million, compared to net unrecognized tax benefits of an insignificant amount at December 31, 2009. After consideration of the effect of the federal tax benefit available on unrecognized state tax benefits, the total amount of unrecognized tax benefits that, if recognized, would affect the Corporation's effective tax rate was approximately $35 million at December 31, 2010 and $32 million at December 31, 2009.

Accrued interest and penalties, included in "accrued expenses and other liabilities" on the consolidated balance sheets, were $5 million and $19 million at December 31, 2010 and 2009, respectively.

The Corporation recognized an expense of approximately $5 million in 2010 in interest and penalties on income tax liabilities included in the "provision (benefit) for income taxes" on the consolidated statements of income, compared with a benefit of approximately $19 million in 2009 and an expense of $8 million in 2008.

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(in millions)	**Unrecognized Tax Benefits**
Balance at January 1, 2010	$ -
Increases as a result of tax positions taken during a prior period	9
Increase related to settlements with tax authorities	1
Balance at December 31, 2010	$ 10

The Corporation anticipates that it is reasonably possible that settlements of federal and state tax issues will result in a decrease in unrecognized tax benefits of approximately $2 million within the next twelve months.

During 2010, the IRS proposed an adjustment to taxable income for the years 2001-2006 which could result in the repatriation of foreign earnings of a certain structured investment transaction. Repatriation of these earnings could require the Corporation to pay income taxes of $53 million on foreign earnings of approximately $146 million. The Corporation continues to believe that these foreign earnings were properly excluded from U.S. taxation and has filed a protest to that effect with the IRS Appeals Office. The Corporation intends to reinvest these earnings indefinitely and believes it is more likely than not that this tax position will be sustained. The Corporation has reserved for this tax position accordingly.

Based on current knowledge and probability assessment of various potential outcomes, the Corporation believes that current tax reserves are adequate to cover the matters outlined above, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Corporation's consolidated financial condition or results of operations. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary.

The following tax years for significant jurisdictions remain subject to examination as of December 31, 2010:

Jurisdiction	Tax Years
Federal	2008-2009
California	2001-2009

In 2008, the Corporation reassessed the size and timing of the tax deductions related to the structured leasing transactions discussed above which resulted in a $38 million ($24 million after-tax) charge to lease income in the year ended December 31, 2008. The charges, unless the leases are terminated, will fully reverse over the next 17 years.

The current and deferred components of the provision for income taxes for continuing operations were as follows:

(in millions) **December 31**	**2010**	**2009**	**2008**
Current			
Federal	**$ 239**	$ (28)	$ 126
Foreign	**6**	6	10
State and local	**12**	3	22
Total current	**257**	(19)	158
Deferred			
Federal	**(202)**	(102)	(86)
State and local	**-**	(10)	(13)
Total deferred	**(202)**	(112)	(99)
Total	**$ 55**	$ (131)	$ 59

Income from continuing operations before income taxes of $315 million for the year ended December 31, 2010, included $14 million of foreign-source income.

Income from discontinued operations, net of tax, included a provision for income taxes on discontinued operations of $10 million, $1 million and $1 million for the years ended December 31, 2010, 2009 and 2008, respectively. The income tax provision on securities transactions was $1 million, $85 million and $23 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The principal components of deferred tax assets and liabilities were as follows:

(in millions) **December 31**		**2010**		**2009**
Deferred tax assets:				
Allowance for loan losses	$	**315**	$	344
Deferred loan origination fees and costs		**30**		27
Other comprehensive income		**221**		192
Foreign tax credit		**14**		13
Tax interest		**-**		7
Auction-rate securities		**12**		24
Other tax credits		**51**		-
Other temporary differences, net		**65**		72
Total deferred tax assets before valuation allowance		**708**		679
Valuation allowance		**-**		(1)
Total deferred tax assets, net of valuation allowance		**708**		678
Deferred tax liabilities:				
Tax interest		**(1)**		-
Lease financing transactions		**(287)**		(458)
Allowance for depreciation		**(32)**		(42)
Employee benefits		**(5)**		(20)
Total deferred tax liabilities		**(325)**		(520)
Net deferred tax asset	**$**	**383**	$	158

Included in deferred tax assets at December 31, 2010 were $53 million of federal tax credits, the majority of which expire in 2029. Deferred tax assets at December 31, 2010 also included net state tax credit carry-forwards of $5 million which expire in 2027. At December 31, 2010, the Corporation determined that a valuation allowance was not needed against the federal or state deferred tax assets. This determination was based on sufficient taxable income in the carry-back period, and anticipated future events to absorb a significant portion of the deferred tax assets. The remaining deferred tax assets will be absorbed by future reversals of existing taxable temporary differences. At December 31, 2009, a valuation allowance of $1 million was recorded for certain state deferred tax assets. For further information on the Corporation's valuation policy for deferred tax assets, refer to Note 1.

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Corporation's provision for income taxes for continuing operations and effective tax rate follows:

(dollar amounts in millions) **Years Ended December 31**	**2010**		**2009**		**2008**	
	Amount	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Tax based on federal statutory rate	$ 110	35.0 %	$ (40)	35.0 %	$ 95	35.0 %
State income taxes	7	2.4	(5)	3.9	5	2.0
Affordable housing and historic credits	(49)	(15.6)	(46)	40.2	(45)	(16.5)
Bank-owned life insurance	(15)	(4.9)	(14)	12.0	(15)	(5.5)
Disallowance of foreign tax credit	-	-	-	-	9	3.2
Termination of structured leasing transactions	-	-	(11)	9.8	-	-
Other changes in unrecognized tax benefits	2	0.6	1	(1.1)	10	3.7
Interest on income tax liabilities	3	1.0	(13)	10.9	6	2.0
Other	(3)	(1.0)	(3)	3.0	(6)	(2.2)
Provision (benefit) for income taxes	$ 55	17.5 %	$ (131)	113.7 %	$ 59	21.7 %

NOTE 20 - TRANSACTIONS WITH RELATED PARTIES

The Corporation's banking subsidiaries had, and expect to have in the future, transactions with the Corporation's directors and executive officers, companies with which these individuals are associated, and certain related individuals. Such transactions were made in the ordinary course of business and included extensions of credit, leases and professional services. With respect to extensions of credit, all were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in management's opinion, involve more than normal risk of collectibility or present other unfavorable features. The aggregate amount of loans attributable to persons who were related parties at December 31, 2010, totaled $342 million at the beginning of 2010 and $288 million at the end of 2010. During 2010, new loans to related parties aggregated $569 million and repayments totaled $623 million.

NOTE 21 - REGULATORY CAPITAL AND RESERVE REQUIREMENTS

Reserves required to be maintained and/or deposited with the FRB are classified in interest-bearing deposits with banks. These reserve balances vary, depending on the level of customer deposits in the Corporation's banking subsidiaries. The average required reserve balances were $311 million and $290 million for the years ended December 31, 2010 and 2009, respectively.

Banking regulations limit the transfer of assets in the form of dividends, loans or advances from the bank subsidiaries to the parent company. Under the most restrictive of these regulations, the aggregate amount of dividends which can be paid to the parent company without obtaining prior approval from bank regulatory agencies approximated $364 million at January 1, 2011, plus 2011 net profits. Substantially all the assets of the Corporation's banking subsidiaries are restricted from transfer to the parent company of the Corporation in the form of loans or advances.

The Corporation's subsidiary banks declared dividends of $28 million, $49 million and $264 million in 2010, 2009 and 2008, respectively, without the need for prior regulatory approvals.

The Corporation and its U.S. banking subsidiaries are subject to various regulatory capital requirements administered by federal and state banking agencies. Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios of Tier 1 and total capital (as defined in the regulations) to average and risk-weighted assets. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. At December 31, 2010 and 2009, the Corporation and its U.S. banking subsidiaries exceeded the ratios required for an institution to be considered "well capitalized" (total risk-based capital, Tier 1 risk-based capital and leverage ratios greater than 10 percent, six percent and five percent, respectively). There have been no conditions or events since December 31, 2010 that management believes have changed the capital adequacy classification of the Corporation or its U.S. banking subsidiaries.

The following is a summary of the capital position of the Corporation and Comerica Bank, its principal banking subsidiary.

(dollar amounts in millions)	Comerica Incorporated (Consolidated)	Comerica Bank
December 31, 2010		
Tier 1 capital (minimum-$2.4 billion (Consolidated))	**$ 6,027**	**$ 6,073**
Total capital (minimum-$4.8 billion (Consolidated))	**8,651**	**8,455**
Risk-weighted assets	**59,506**	**59,278**
Average assets (fourth quarter)	**53,541**	**53,306**
Tier 1 capital to risk-weighted assets (minimum-4.0%)	**10.13 %**	**10.24 %**
Total capital to risk-weighted assets (minimum-8.0%)	**14.54**	**14.26**
Tier 1 capital to average assets (minimum-3.0%)	**11.26**	**11.39**
December 31, 2009		
Tier 1 capital (minimum-$2.5 billion (Consolidated))	$ 7,704	$ 5,763
Total capital (minimum-$4.9 billion (Consolidated))	10,468	8,226
Risk-weighted assets	61,815	61,566
Average assets (fourth quarter)	58,153	57,837
Tier 1 capital to risk-weighted assets (minimum-4.0%)	12.46 %	9.36 %
Total capital to risk-weighted assets (minimum-8.0%)	16.93	13.36
Tier 1 capital to average assets (minimum-3.0%)	13.25	9.96

NOTE 22 - CONTINGENT LIABILITIES

LEGAL PROCEEDINGS

The Corporation and certain of its subsidiaries are subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. The Corporation believes it has meritorious defenses to the claims asserted against it in its currently outstanding legal proceedings and, with respect to such legal proceedings, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment as to what is in the best interests of the Corporation and its shareholders. On at least a quarterly basis, the Corporation assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. On a case-by-case basis, reserves are established for those legal claims for which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved. Litigation-related expense of $2 million and an insignificant amount was included in "litigation and operational losses" on the consolidated statements of income in 2010 and 2009, respectively. Based on current knowledge, and after consultation with legal counsel, management believes that current reserves are adequate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Corporation's consolidated financial condition.

The damages alleged by plaintiffs or claimants may be overstated, unsubstantiated by legal theory, unsupported by the facts, and/or bear no relation to the ultimate award that a court, jury or agency might impose. In view of the inherent difficulty of predicting the outcome of such matters, the Corporation cannot state with confidence a range of reasonably possible losses, nor what the eventual outcome of these matters will be. However, based on current knowledge and after consultation with legal counsel, management believes the maximum amount of reasonably possible losses would not have a material adverse effect on the Corporation's consolidated financial condition.

For information regarding income tax contingencies, refer to Note 19.

NOTE 23 - BUSINESS SEGMENT INFORMATION

The Corporation has strategically aligned its operations into three major business segments: the Business Bank, the Retail Bank, and Wealth & Institutional Management. These business segments are differentiated based on the type of customer and the related products and services provided. In addition to the three major business segments, the Finance Division is also reported as a segment. Business segment results are produced by the Corporation's internal management accounting system. This system measures financial results based on the internal business unit structure of the Corporation. Information presented is not necessarily comparable with similar information for any other financial institution. The management accounting system assigns balance sheet and income statement items to each business segment using certain methodologies, which are regularly reviewed and refined. For comparability purposes, amounts in all periods are based on business segments and methodologies in effect at December 31, 2010. These methodologies, which are briefly summarized in the following paragraph, may be modified as management accounting systems are enhanced and changes occur in the organizational structure or product lines.

The Corporation's internal funds transfer pricing system records cost of funds or credit for funds using a combination of matched maturity funding for certain assets and liabilities and a blended rate based on various maturities for the remaining assets and liabilities. The allowance for loan losses is allocated to the business segments based on the methodology used to estimate the consolidated allowance for loan losses described in Note 1. The related provision for loan losses is assigned based on the amount necessary to maintain an allowance for loan losses adequate for each business segment. Noninterest income and expenses directly attributable to a line of business are assigned to that business segment. Direct expenses incurred by areas whose services support the overall Corporation are allocated to the business segments as follows: product processing expenditures are allocated based on standard unit costs applied to actual volume measurements; administrative expenses are allocated based on estimated time expended; and corporate overhead is assigned 50 percent based on the ratio of the business segment's noninterest expenses to total noninterest expenses incurred by all business segments and 50 percent based on the ratio of the business segment's attributed equity to total attributed equity of all business segments. Equity is attributed based on credit, operational and interest rate risks. Most of the equity attributed relates to credit risk, which is determined based on the credit score and expected remaining life of each loan, letter of credit and unused commitment recorded in the business segments. Operational risk is allocated based on loans and letters of credit, deposit balances, non-earning assets, trust assets under management, certain noninterest income items, and the nature and extent of expenses incurred by business units. Virtually all interest rate risk is assigned to Finance, as are the Corporation's hedging activities.

The following discussion provides information about the activities of each business segment. A discussion of the financial results and the factors impacting 2010 performance can be found in the section entitled "Business Segments" in the financial review.

The Business Bank is primarily composed of the following businesses: Middle Market, Commercial Real Estate, National Dealer Services, International Finance, Global Corporate, Leasing, Financial Services, and Technology and Life Sciences. This business segment meets the needs of medium-size businesses, multinational corporations and governmental entities by offering various products and services, including commercial loans and lines of credit, deposits, cash management, capital market products, international trade finance, letters of credit, foreign exchange management services and loan syndication services.

The Retail Bank includes small business banking and personal financial services, consisting of consumer lending, consumer deposit gathering and mortgage loan origination. In addition to a full range of financial services provided to small business customers, this business segment offers a variety of consumer products, including deposit accounts, installment loans, credit cards, student loans, home equity lines of credit and residential mortgage loans.

Wealth & Institutional Management offers products and services consisting of fiduciary services, private banking, retirement services, investment management and advisory services, investment banking and discount securities brokerage services. This business segment also offers the sale of annuity products, as well as life, disability and long-term care insurance products.

The Finance segment includes the Corporation's securities portfolio and asset and liability management activities. This segment is responsible for managing the Corporation's funding, liquidity and capital needs, performing interest sensitivity analysis and executing various strategies to manage the Corporation's exposure to liquidity, interest rate risk and foreign exchange risk.

The Other category includes discontinued operations, the income and expense impact of equity and cash, tax benefits not assigned to specific business segments and miscellaneous other expenses of a corporate nature.

Business segment financial results are as follows:

(dollar amounts in millions) **Year Ended December 31, 2010**	**Business Bank**	**Retail Bank**	**Wealth & Institutional Management**	**Finance**	**Other**	**Total**
Earnings summary:						
Net interest income (expense) (FTE)	$ 1,370	$ 531	$ 170	$ (424)	$ 4	$ 1,651
Provision for loan losses	286	105	90	-	(1)	480
Noninterest income	303	174	240	60	12	789
Noninterest expenses	632	648	324	18	18	1,640
Provision (benefit) for income taxes (FTE)	226	(17)	(1)	(148)	-	60
Income from discontinued operations, net of tax	-	-	-	-	17	17
Net income (loss)	$ 529	$ (31)	$ (3)	$ (234)	$ 16	$ 277
Net credit-related charge-offs	$ 424	$ 88	$ 52	$ -	$ -	$ 564
Selected average balances:						
Assets	$ 30,673	$ 5,865	$ 4,863	$ 9,256	$ 4,896	$ 55,553
Loans	30,286	5,386	4,819	26	-	40,517
Deposits	19,001	16,974	2,762	638	111	39,486
Liabilities	18,979	16,937	2,744	9,917	908	49,485
Attributed equity	3,047	620	399	1,010	992	6,068
Statistical data:						
Return on average assets (a)	1.73 %	(0.18) %	(0.06) %	n/m	n/m	0.50 %
Return on average attributed equity	17.38	(5.02)	(0.77)	n/m	n/m	2.74
Net interest margin (b)	4.52	3.13	3.53	n/m	n/m	3.24
Efficiency ratio	37.77	91.26	80.52	n/m	n/m	67.30

Year Ended December 31, 2009	**Business Bank**	**Retail Bank**	**Wealth & Institutional Management**	**Finance**	**Other**	**Total**
Earnings summary:						
Net interest income (expense) (FTE)	$ 1,328	$ 510	$ 161	$ (461)	$ 37	$ 1,575
Provision for loan losses	860	143	62	-	17	1,082
Noninterest income	291	190	269	292	8	1,050
Noninterest expenses	638	642	302	17	51	1,650
Provision (benefit) for income taxes (FTE)	(26)	(37)	23	(76)	(7)	(123)
Income from discontinued operations, net of tax	-	-	-	-	1	1
Net income (loss)	$ 147	$ (48)	$ 43	$ (110)	$ (15)	$ 17
Net credit-related charge-offs	$ 712	$ 119	$ 38	$ -	$ -	$ 869
Selected average balances:						
Assets	$ 36,102	$ 6,566	$ 4,883	$ 11,777	$ 3,481	$ 62,809
Loans	35,402	6,007	4,758	1	(6)	46,162
Deposits	15,395	17,409	2,654	4,564	69	40,091
Liabilities	15,605	17,378	2,645	19,586	496	55,710
Attributed equity	3,385	635	365	1,043	1,671	7,099
Statistical data:						
Return on average assets (a)	0.41 %	(0.27) %	0.87 %	n/m	n/m	0.03 %
Return on average attributed equity	4.35	(7.63)	11.71	n/m	n/m	(2.37)
Net interest margin (b)	3.75	2.93	3.35	n/m	n/m	2.72
Efficiency ratio	39.40	91.69	72.60	n/m	n/m	69.25

(Table continues on following page)

(dollar amounts in millions) **Year Ended December 31, 2008**	**Business Bank**	**Retail Bank**	**Wealth & Institutional Management (c)**	**Finance**	**Other**	**Total**
Earnings summary:						
Net interest income (expense) (FTE)	$ 1,277	$ 566	$ 148	$ (147)	$ (23)	$ 1,821
Provision for loan losses	543	123	25	-	(5)	686
Noninterest income	302	258	292	68	(27)	893
Noninterest expenses	709	645	422	11	(36)	1,751
Provision (benefit) for income taxes (FTE)	90	22	(3)	(42)	(2)	65
Income from discontinued operations, net of tax	-	-	-	-	1	1
Net income (loss)	$ 237	$ 34	$ (4)	$ (48)	$ (6)	$ 213
Net credit-related charge-offs	$ 392	$ 64	$ 16	$ -	$ -	$ 472
Selected average balances:						
Assets	$ 41,786	$ 7,074	$ 4,689	$ 10,011	$ 1,625	$ 65,185
Loans	40,867	6,342	4,542	1	13	51,765
Deposits	14,993	16,965	2,433	7,252	360	42,003
Liabilities	15,706	16,961	2,451	23,893	732	59,743
Attributed equity	3,276	676	336	927	227	5,442
Statistical data:						
Return on average assets (a)	0.57 %	0.19 %	(0.09) %	n/m	n/m	0.33 %
Return on average attributed equity	7.24	4.98	(1.31)	n/m	n/m	3.79
Net interest margin (b)	3.12	3.34	3.23	n/m	n/m	3.02
Efficiency ratio	45.29	83.21	96.97	n/m	n/m	66.17

(a) Return on average assets is calculated based on the greater of average assets or average liabilities and attributed equity.
(b) Net interest margin is calculated based on the greater of average earning assets or average deposits and purchased funds.
(c) 2008 included an $88 million net charge ($56 million, after-tax) related to the repurchase of auction-rate securities from customers.
FTE - Fully Taxable Equivalent
n/m – not meaningful

The Corporation's management accounting system also produces market segment results for the Corporation's four primary geographic markets: Midwest, Western, Texas, and Florida. In addition to the four primary geographic markets, Other Markets and International are also reported as market segments. Market segment results are provided as supplemental information to the business segment results and may not meet all operating segment criteria as set forth in ASC Topic 280, Segment Reporting. The following discussion provides information about the activities of each market segment. A discussion of the financial results and the factors impacting 2010 performance can be found in the section entitled "Geographic Market Segments" in the financial review.

The Midwest market consists of operations located in the states of Michigan, Ohio and Illinois. Currently, Michigan operations represent the significant majority of this geographic market.

The Western market consists of the states of California, Arizona, Nevada, Colorado and Washington. Currently, California operations represent the significant majority of the Western market.

The Texas and Florida markets consist of operations located in the states of Texas and Florida, respectively.

Other Markets include businesses with a national perspective, the Corporation's investment management and trust alliance businesses as well as activities in all other markets in which the Corporation has operations, except for the International market, as described below.

The International market represents the activity of the Corporation's International Finance division, which provides banking services primarily to foreign-owned, North American-based companies and secondarily to international operations of North American-based companies.

The Finance & Other Businesses segment includes the Corporation's securities portfolio, asset and liability management activities, discontinued operations, the income and expense impact of equity and cash not assigned to specific business/market segments, tax benefits not assigned to specific business/market segments and miscellaneous other expenses of a corporate nature. This segment includes responsibility for managing the Corporation's funding, liquidity and capital needs, performing interest sensitivity analysis and executing various strategies to manage the Corporation's exposure to liquidity, interest rate risk and foreign exchange risk.

The Corporation's total revenues from customers and long-lived assets (excluding certain intangible assets) located in foreign countries in which the Corporation holds assets were less than five percent of the Corporation's consolidated revenues and long-lived assets (excluding certain intangible assets) in each of the years ended December 31, 2010, 2009 and 2008.

Market segment financial results are as follows:

(dollar amounts in millions) **Year Ended December 31, 2010**	Midwest	Western	Texas	Florida	Other Markets	International	Finance & Other Businesses	Total
Earnings summary:								
Net interest income (expense) (FTE)	$ 816	$ 639	$ 318	$ 43	$ 182	$ 73	$ (420)	$ 1,651
Provision for loan losses	199	148	48	33	60	(7)	(1)	480
Noninterest income	397	135	91	14	45	35	72	789
Noninterest expenses	751	432	253	44	90	34	36	1,640
Provision (benefit) for income taxes (FTE)	92	80	38	(7)	(23)	28	(148)	60
Income from discontinued operations, net of tax	-	-	-	-	-	-	17	17
Net income (loss)	$ 171	$ 114	$ 70	$ (13)	$ 100	$ 53	$ (218)	$ 277
Net credit-related charge-offs	$ 211	$ 212	$ 47	$ 30	$ 59	$ 5	$ -	$ 564
Selected average balances:								
Assets	$ 14,694	$ 12,904	$ 6,687	$ 1,567	$ 3,922	$ 1,627	$ 14,152	$ 55,553
Loans	14,510	12,705	6,480	1,578	3,653	1,565	26	40,517
Deposits	17,697	12,031	5,320	376	2,160	1,153	749	39,486
Liabilities	17,681	11,958	5,309	363	2,193	1,156	10,825	49,485
Attributed equity	1,427	1,320	667	164	340	148	2,002	6,068
Statistical data:								
Return on average assets (a)	0.90 %	0.86 %	1.04 %	(0.86) %	2.56 %	3.23 %	n/m	0.50 %
Return on average attributed equity	12.03	8.68	10.43	(8.20)	29.54	35.50	n/m	2.74
Net interest margin (b)	4.59	5.03	4.90	2.68	5.02	4.54	n/m	3.24
Efficiency ratio	61.69	55.75	61.88	77.99	40.84	31.55	n/m	67.30

(Table continues on following page)

(dollar amounts in millions) **Year Ended December 31, 2009**	Midwest	Western	Texas	Florida	Other Markets	International	Finance & Other Businesses	Total
Earnings summary:								
Net interest income (expense) (FTE)	$ 801	$ 623	$ 298	$ 44	$ 164	$ 69	$ (424)	$ 1,575
Provision for loan losses	437	358	85	59	93	33	17	1,082
Noninterest income	434	133	86	12	52	33	300	1,050
Noninterest expenses	758	434	238	37	84	31	68	1,650
Provision (benefit) for income taxes (FTE)	-	(20)	21	(17)	(38)	14	(83)	(123)
Income from discontinued operations, net of tax	-	-	-	-	-	-	1	1
Net income (loss)	$ 40	$ (16)	$ 40	$ (23)	$ 77	$ 24	$ (125)	$ 17
Net credit-related charge-offs	$ 345	$ 327	$ 53	$ 48	$ 78	$ 18	$ -	$ 869
Selected average balances:								
Assets	$ 17,203	$ 14,479	$7,604	$ 1,741	$ 4,570	$ 1,954	$ 15,258	$62,809
Loans	16,592	14,281	7,384	1,745	4,256	1,909	(5)	46,162
Deposits	17,105	11,104	4,512	311	1,598	828	4,633	40,091
Liabilities	17,323	11,022	4,516	300	1,650	817	20,082	55,710
Attributed equity	1,557	1,378	697	173	416	164	2,714	7,099
Statistical data:								
Return on average assets (a)	0.21 %	(0.11) %	0.52 %	(1.34) %	1.67 %	1.25 %	n/m	0.03 %
Return on average attributed equity	2.60	(1.17)	5.65	(13.54)	18.41	14.93	n/m	(2.37)
Net interest margin (b)	4.68	4.36	4.03	2.50	3.85	3.53	n/m	2.72
Efficiency ratio	61.33	57.46	61.93	66.96	41.82	30.31	n/m	69.25

Year Ended December 31, 2008	Midwest	Western	Texas	Florida	Other Markets (c)	International	Finance & Other Businesses	Total
Earnings summary:								
Net interest income (expense) (FTE)	$ 771	$ 668	$ 292	$ 47	$ 152	$ 61	$ (170)	$ 1,821
Provision for loan losses	155	379	51	40	62	4	(5)	686
Noninterest income	523	139	94	16	49	31	41	893
Noninterest expenses	809	450	246	42	188	41	(25)	1,751
Provision (benefit) for income taxes (FTE)	126	(2)	36	(6)	(63)	18	(44)	65
Income from discontinued operations, net of tax	-	-	-	-	-	-	1	1
Net income (loss)	$ 204	$ (20)	$ 53	$ (13)	$ 14	$ 29	$ (54)	$ 213
Net credit-related charge-offs	$ 152	$ 241	$ 25	$ 27	$ 26	$ 1	$ -	$ 472
Selected average balances:								
Assets	$ 19,438	$ 16,855	$8,039	$ 1,896	$ 4,972	$ 2,349	$ 11,636	$65,185
Loans	18,719	16,565	7,776	1,892	4,560	2,239	14	51,765
Deposits	16,026	11,918	4,023	288	1,387	749	7,612	42,003
Liabilities	16,658	11,894	4,040	283	1,493	750	24,625	59,743
Attributed equity	1,634	1,339	627	130	401	157	1,154	5,442
Statistical data:								
Return on average assets (a)	1.05 %	(0.12) %	0.66 %	(0.70) %	0.29 %	1.25 %	n/m	0.33 %
Return on average attributed equity	12.46	(1.52)	8.45	(10.26)	3.58	18.69	n/m	3.79
Net interest margin (b)	4.10	4.03	3.74	2.46	3.30	2.66	n/m	3.02
Efficiency ratio	65.32	55.97	64.60	67.78	95.59	43.80	n/m	66.17

(a) Return on average assets is calculated based on the greater of average assets or average liabilities and attributed equity.
(b) Net interest margin is calculated based on the greater of average earning assets or average deposits and purchased funds.
(c) 2008 included an $88 million net charge ($56 million, after-tax) related to the repurchase of auction-rate securities from customers.
FTE—Fully Taxable Equivalent
n/m – not meaningful

NOTE 24 - PARENT COMPANY FINANCIAL STATEMENTS

BALANCE SHEETS - COMERICA INCORPORATED

(in millions, except share data) **December 31**	**2010**	2009
Assets		
Cash and due from subsidiary bank	**$ -**	$ 5
Short-term investments with subsidiary bank	**327**	2,150
Other short-term investments	**86**	86
Investment in subsidiaries, principally banks	**5,957**	5,710
Premises and equipment	**4**	4
Other assets	**181**	186
Total assets	**$ 6,555**	$ 8,141
Liabilities and Shareholders' Equity		
Medium- and long-term debt	**$ 635**	$ 986
Other liabilities	**127**	126
Total liabilities	**762**	1,112
Fixed rate cumulative perpetual preferred stock, series F, no par value, $1,000 liquidation value per share:		
Authorized—2,250,000 shares		
Issued—2,250,000 shares at 12/31/09	**-**	2,151
Common stock—$5 par value:		
Authorized—325,000,000 shares		
Issued—203,878,110 shares at 12/31/10 and 178,735,252 shares at 12/31/09	**1,019**	894
Capital surplus	**1,481**	740
Accumulated other comprehensive loss	**(389)**	(336)
Retained earnings	**5,247**	5,161
Less cost of common stock in treasury—27,342,518 shares at 12/31/10 and 27,555,623 shares at 12/31/09	**(1,565)**	(1,581)
Total shareholders' equity	**5,793**	7,029
Total liabilities and shareholders' equity	**$ 6,555**	$ 8,141

STATEMENTS OF INCOME - COMERICA INCORPORATED

(in millions) **Years Ended December 31**	**2010**	2009	2008
Income			
Income from subsidiaries			
Dividends from subsidiaries	**$ 34**	$ 59	$ 267
Other interest income	**1**	4	4
Intercompany management fees	**104**	44	156
Other noninterest income	**5**	6	(32)
Total income	**144**	113	395
Expenses			
Interest on medium- and long-term debt	**30**	42	50
Salaries and employee benefits	**105**	88	74
Net occupancy expense	**8**	9	8
Equipment expense	**1**	1	1
Other noninterest expenses	**56**	47	55
Total expenses	**200**	187	188
Income (loss) before provision (benefit) for income taxes and equity in undistributed earnings of subsidiaries	**(56)**	(74)	207
Provision (benefit) for income taxes	**(31)**	(47)	(25)
Income (loss) before equity in undistributed earnings of subsidiaries	**(25)**	(27)	232
Equity in undistributed earnings (losses) of subsidiaries, principally banks	**302**	44	(19)
Net income	**277**	17	213
Less:			
Preferred stock dividends	**123**	134	17
Income allocated to participating securities	**1**	1	4
Net income (loss) attributable to common shares	**$ 153**	$ (118)	$ 192

STATEMENTS OF CASH FLOWS - COMERICA INCORPORATED

(in millions) **Years Ended December 31**	**2010**	2009	2008
Operating Activities			
Net income	**$ 277**	$ 17	$ 213
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed (earnings) losses of subsidiaries, principally banks	**(302)**	(44)	19
Depreciation and software amortization	**1**	1	1
Share-based compensation expense	**12**	12	18
Provision (benefit) for deferred income taxes	**3**	1	(10)
Excess tax benefits from share-based compensation arrangements	**(1)**	-	-
Other, net	**18**	14	19
Net cash provided by operating activities	**8**	1	260
Investing Activities			
Net proceeds from private equity and venture capital investments	**3**	-	2
Net increase in fixed assets	**-**	-	(2)
Net cash provided by investing activities	**3**	-	-
Financing Activities			
Proceeds from issuance of medium- and long-term debt	**298**	-	-
Repayment of medium- and long-term debt	**(666)**	-	-
Proceeds from issuance of common stock	**849**	-	-
Redemption of preferred stock	**(2,250)**		
Proceeds from issuance of preferred stock and related warrant	**-**	-	2,250
Proceeds from issuance of common stock under employee stock plans	**5**	-	1
Excess tax benefits from share-based compensation arrangements	**1**	-	-
Purchase of common stock for treasury	**(4)**	(1)	(1)
Dividends paid on common stock	**(34)**	(72)	(395)
Dividends paid on preferred stock	**(38)**	(113)	-
Net cash (used in) provided by financing activities	**(1,839)**	(186)	1,855
Net (decrease) increase in cash and cash equivalents	**(1,828)**	(185)	2,115
Cash and cash equivalents at beginning of year	**2,155**	2,340	225
Cash and cash equivalents at end of year	**$ 327**	$ 2,155	$ 2,340
Interest paid	**$ 40**	$ 44	$ 51
Income taxes recovered	**$ (35)**	$ (45)	$ (3)

NOTE 25 - SALE OF BUSINESS/DISCONTINUED OPERATIONS

In December 2006, the Corporation sold its ownership interest in Munder Capital Management (Munder) to an investor group. The sale agreement included an interest-bearing contingent note.

In the first quarter 2010, the Corporation and the investor group that acquired Munder negotiated a cash settlement of the note receivable for $35 million, which resulted in a $27 million gain ($17 million, after tax), recorded in "income from discontinued operations, net of tax" on the consolidated statements of income. The settlement paid the note in full and concluded the Corporation's financial arrangements with Munder.

The components of net income from discontinued operations for year ended December 31, 2010, 2009 and 2008 are shown in the following table.

(in millions, except per share data)	**2010**	2009	2008
Income from discontinued operations before income taxes	**$ 27**	$ 2	$ 2
Provision for income taxes	**10**	1	1
Net income from discontinued operations	**$ 17**	$ 1	$ 1
Earnings per common share from discontinued operations:			
Basic	**$ 0.11**	$ 0.01	$ 0.01
Diluted	**0.10**	0.01	-

NOTE 26 - SUMMARY OF QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

The following quarterly information is unaudited. However, in the opinion of management, the information reflects all adjustments, which are necessary for the fair presentation of the results of operations, for the periods presented.

(in millions, except per share data)	**2010**			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**
Interest income	**$ 445**	**$ 456**	**$ 476**	**$ 476**
Interest expense	**40**	**52**	**54**	**61**
Net interest income	**405**	**404**	**422**	**415**
Provision for loan losses	**57**	**122**	**126**	**175**
Net securities gains	**-**	**-**	**1**	**2**
Noninterest income (excluding net securities gains)	**215**	**186**	**193**	**192**
Noninterest expenses	**437**	**402**	**397**	**404**
Provision (benefit) for income taxes	**30**	**7**	**23**	**(5)**
Income from continuing operations	**96**	**59**	**70**	**35**
Income from discontinued operations, net of tax	**-**	**-**	**-**	**17**
Net income	**96**	**59**	**70**	**52**
Less:				
Preferred stock dividends	**-**	**-**	**-**	**123**
Income allocated to participating securities	**1**	**-**	**1**	**-**
Net income (loss) attributable to common shares	**$ 95**	**$ 59**	**$ 69**	**$ (71)**
Basic earnings per common share:				
Income (loss) from continuing operations	**$ 0.54**	**$ 0.34**	**$ 0.40**	**$ (0.57)**
Net income (loss)	**0.54**	**0.34**	**0.40**	**(0.46)**
Diluted earnings per common share:				
Income (loss) from continuing operations	**0.53**	**0.33**	**0.39**	**(0.57)**
Net income (loss)	**0.53**	**0.33**	**0.39**	**(0.46)**

(in millions, except per share data)	2009			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 479	$ 511	$ 552	$ 563
Interest expense	83	126	150	179
Net interest income	396	385	402	384
Provision for loan losses	256	311	312	203
Net securities gains	10	107	113	13
Noninterest income (excluding net securities gains)	204	208	185	210
Noninterest expenses	425	399	429	397
Provision (benefit) for income taxes	(42)	(29)	(59)	(1)
Income (loss) from continuing operations	(29)	19	18	8
Income from discontinued operations, net of tax	-	-	-	1
Net income (loss)	(29)	19	18	9
Less:				
Preferred stock dividends	33	34	34	33
Income allocated to participating securities	-	1	-	-
Net loss attributable to common shares	$ (62)	$ (16)	$ (16)	$ (24)
Basic earnings per common share:				
Loss from continuing operations	$ (0.42)	$ (0.10)	$ (0.11)	$ (0.17)
Net loss	(0.42)	(0.10)	(0.11)	(0.16)
Diluted earnings per common share:				
Loss from continuing operations	(0.42)	(0.10)	(0.11)	(0.17)
Net loss	(0.42)	(0.10)	(0.11)	(0.16)

REPORT OF MANAGEMENT

The management of Comerica Incorporated (the Corporation) is responsible for the accompanying consolidated financial statements and all other financial information in this Annual Report. The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles and include amounts which of necessity are based on management's best estimates and judgments and give due consideration to materiality. The other financial information herein is consistent with that in the consolidated financial statements.

In meeting its responsibility for the reliability of the consolidated financial statements, management develops and maintains effective internal controls, including those over financial reporting, as defined in the Securities and Exchange Act of 1934, as amended. The Corporation's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation are made only in accordance with authorizations of management and directors of the Corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the consolidated financial statements.

Management assessed, with participation of the Corporation's Chief Executive Officer and Chief Financial Officer, internal control over financial reporting as it relates to the Corporation's consolidated financial statements presented in conformity with U.S. generally accepted accounting principles as of December 31, 2010. The assessment was based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that internal control over financial reporting is effective as it relates to the Corporation's consolidated financial statements presented in conformity with U.S. generally accepted accounting principles as of December 31, 2010.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The consolidated financial statements as of December 31, 2010 were audited by Ernst & Young LLP, an independent registered public accounting firm. The audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), which required the independent public accountants to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting is maintained in all material respects.

The Corporation's Board of Directors oversees management's internal control over financial reporting and financial reporting responsibilities through its Audit Committee as well as various other committees. The Audit Committee, which consists of directors who are not officers or employees of the Corporation, meets regularly with management, internal audit and the independent public accountants to assure that the Audit Committee, management, internal auditors and the independent public accountants are carrying out their responsibilities, and to review auditing, internal control and financial reporting matters.

Ralph W. Babb Jr.
Chairman, President and
Chief Executive Officer

Elizabeth S. Acton
Executive Vice President and
Chief Financial Officer

Muneera S. Carr
Senior Vice President and
Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Comerica Incorporated

We have audited Comerica Incorporated's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Comerica Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Comerica Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Comerica Incorporated and subsidiaries and our report dated February 28, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Comerica Incorporated

We have audited the accompanying consolidated balance sheets of Comerica Incorporated and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Comerica Incorporated and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Comerica Incorporated's internal control over financial reporting as of December 31, 2010, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011, expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
February 28, 2011

HISTORICAL REVIEW – AVERAGE BALANCE SHEETS
Comerica Incorporated and Subsidiaries

CONSOLIDATED FINANCIAL INFORMATION

(in millions) **Years Ended December 31**	**2010**	**2009**	**2008**	**2007**	**2006**
ASSETS					
Cash and due from banks	**$ 825**	$ 883	$ 1,185	$ 1,352	$ 1,557
Federal funds sold and securities purchased under agreements to resell	**6**	18	93	164	283
Interest-bearing deposits with banks	**3,191**	2,440	219	15	110
Other short-term investments	**126**	154	244	241	156
Investment securities available-for-sale	**7,164**	9,388	8,101	4,447	3,992
Commercial loans	**21,090**	24,534	28,870	28,132	27,341
Real estate construction loans	**2,839**	4,140	4,715	4,552	3,905
Commercial mortgage loans	**10,244**	10,415	10,411	9,771	9,278
Residential mortgage loans	**1,607**	1,756	1,886	1,814	1,570
Consumer loans	**2,429**	2,553	2,559	2,367	2,533
Lease financing	**1,086**	1,231	1,356	1,302	1,314
International loans	**1,222**	1,533	1,968	1,883	1,809
Total loans	**40,517**	46,162	51,765	49,821	47,750
Less allowance for loan losses	**(1,019)**	(947)	(691)	(520)	(499)
Net loans	**39,498**	45,215	51,074	49,301	47,251
Accrued income and other assets	**4,743**	4,711	4,269	3,054	3,230
Total assets	**$ 55,553**	$ 62,809	$ 65,185	$ 58,574	$ 56,579
LIABILITIES AND SHAREHOLDERS' EQUITY					
Noninterest-bearing deposits	**$ 15,094**	$ 12,900	$ 10,623	$ 11,287	$ 13,135
Money market and NOW deposits	**16,355**	12,965	14,245	14,937	15,373
Savings deposits	**1,394**	1,339	1,344	1,389	1,441
Customer certificates of deposit	**5,875**	8,131	8,150	7,687	6,505
Total interest-bearing core deposits	**23,624**	22,435	23,739	24,013	23,319
Other time deposits	**306**	4,103	6,715	5,563	4,489
Foreign office time deposits	**462**	653	926	1,071	1,131
Total interest-bearing deposits	**24,392**	27,191	31,380	30,647	28,939
Total deposits	**39,486**	40,091	42,003	41,934	42,074
Short-term borrowings	**216**	1,000	3,763	2,080	2,654
Accrued expenses and other liabilities	**1,099**	1,285	1,520	1,293	1,268
Medium- and long-term debt	**8,684**	13,334	12,457	8,197	5,407
Total liabilities	**49,485**	55,710	59,743	53,504	51,403
Total shareholders' equity	**6,068**	7,099	5,442	5,070	5,176
Total liabilities and shareholders' equity	**$ 55,553**	$ 62,809	$ 65,185	$ 58,574	$ 56,579

HISTORICAL REVIEW – STATEMENTS OF INCOME
Comerica Incorporated and Subsidiaries

CONSOLIDATED FINANCIAL INFORMATION *(in millions, except per share data)*

Years Ended December 31	2010	2009	2008	2007	2006
INTEREST INCOME					
Interest and fees on loans	**$ 1,617**	$ 1,767	$ 2,649	$ 3,501	$ 3,216
Interest on investment securities	**226**	329	389	206	174
Interest on short-term investments	**10**	9	13	23	32
Total interest income	**1,853**	2,105	3,051	3,730	3,422
INTEREST EXPENSE					
Interest on deposits	**115**	372	734	1,167	1,005
Interest on short-term borrowings	**1**	2	87	105	130
Interest on medium- and long-term debt	**91**	164	415	455	304
Total interest expense	**207**	538	1,236	1,727	1,439
Net interest income	**1,646**	1,567	1,815	2,003	1,983
Provision for loan losses	**480**	1,082	686	212	37
Net interest income after provision for loan losses	**1,166**	485	1,129	1,791	1,946
NONINTEREST INCOME					
Service charges on deposit accounts	**208**	228	229	221	218
Fiduciary income	**154**	161	199	199	180
Commercial lending fees	**95**	79	69	75	65
Letter of credit fees	**76**	69	69	63	64
Card fees	**58**	51	58	54	46
Foreign exchange income	**39**	41	40	40	38
Bank-owned life insurance	**40**	35	38	36	40
Brokerage fees	**25**	31	42	43	40
Net securities gains	**3**	243	67	7	-
Income from lawsuit settlement	**-**	-	-	-	47
Other noninterest income	**91**	112	82	150	117
Total noninterest income	**789**	1,050	893	888	855
NONINTEREST EXPENSES					
Salaries	**740**	687	781	844	823
Employee benefits	**179**	210	194	193	184
Total salaries and employee benefits	**919**	897	975	1,037	1,007
Net occupancy expense	**162**	162	156	138	125
Equipment expense	**63**	62	62	60	55
Outside processing fee expense	**96**	97	104	91	85
Software expense	**89**	84	76	63	56
FDIC insurance expense	**62**	90	16	5	5
Legal fees	**35**	37	29	24	28
Advertising expense	**30**	29	30	34	32
Other real estate expense	**29**	48	10	7	4
Litigation and operational losses	**11**	10	103	18	11
Customer services	**3**	4	13	43	47
Provision for credit losses on lending-related commitments	**(2)**	-	18	(1)	5
Other noninterest expenses	**143**	130	159	172	214
Total noninterest expenses	**1,640**	1,650	1,751	1,691	1,674
Income (loss) from continuing operations before income taxes	**315**	(115)	271	988	1,127
Provision (benefit) for income taxes	**55**	(131)	59	306	345
Income from continuing operations	**260**	16	212	682	782
Income from discontinued operations, net of tax	**17**	1	1	4	111
NET INCOME	**$ 277**	$ 17	$ 213	$ 686	$ 893
Less:					
Preferred stock dividends	**123**	134	17	-	-
Income allocated to participating securities	**1**	1	4	6	7
Net income (loss) attributable to common shares	**$ 153**	$ (118)	$ 192	$ 680	$ 886
Basic earnings per common share:					
Income (loss) from continuing operations	**$ 0.79**	$ (0.80)	$ 1.28	$ 4.43	$ 4.85
Net income (loss)	**0.90**	(0.79)	1.29	4.45	5.53
Diluted earnings per common share:					
Income (loss) from continuing operations	**0.78**	(0.80)	1.28	4.40	4.81
Net income (loss)	**0.88**	(0.79)	1.28	4.43	5.49
Cash dividends declared on common stock	**44**	30	348	393	380
Cash dividends declared per common share	**0.25**	0.20	2.31	2.56	2.36

HISTORICAL REVIEW - STATISTICAL DATA
Comerica Incorporated and Subsidiaries

CONSOLIDATED FINANCIAL INFORMATION

Years Ended December 31	2010	2009	2008	2007	2006
Average Rates (Fully Taxable Equivalent Basis)					
Federal funds sold and securities purchased under agreements to resell	**0.36 %**	0.32 %	2.08 %	5.28 %	5.15 %
Interest-bearing deposits with banks	**0.25**	0.25	0.61	4.00	5.86
Other short-term investments	**1.58**	1.74	3.98	5.75	7.26
Investment securities available-for-sale	**3.24**	3.61	4.83	4.56	4.22
Commercial loans	**3.89**	3.63	5.08	7.25	6.87
Real estate construction loans	**3.17**	2.92	4.89	8.21	8.61
Commercial mortgage loans	**4.10**	4.20	5.57	7.26	7.27
Residential mortgage loans	**5.30**	5.53	5.94	6.13	6.02
Consumer loans	**3.54**	3.68	5.08	7.00	7.13
Lease financing	**3.88**	3.25	0.59	3.04	4.00
International loans	**3.94**	3.79	5.13	7.06	7.01
Total loans	**4.00**	3.84	5.13	7.03	6.74
Interest income as a percentage of earning assets	**3.65**	3.64	5.06	6.82	6.53
Domestic deposits	**0.48**	1.39	2.33	3.77	3.42
Deposits in foreign offices	**0.31**	0.29	2.77	4.85	4.82
Total interest-bearing deposits	**0.47**	1.37	2.34	3.81	3.47
Short-term borrowings	**0.25**	0.24	2.30	5.06	4.89
Medium- and long-term debt	**1.05**	1.23	3.33	5.55	5.63
Interest expense as a percentage of interest-bearing sources	**0.62**	1.29	2.59	4.22	3.89
Interest rate spread	**3.03**	2.35	2.47	2.60	2.64
Impact of net noninterest-bearing sources of funds	**0.21**	0.37	0.55	1.06	1.15
Net interest margin as a percentage of earning assets	**3.24 %**	2.72 %	3.02 %	3.66 %	3.79 %
Ratios					
Return on average common shareholders' equity	**2.74 %**	(2.37) %	3.79 %	13.52 %	17.24 %
Return on average assets	**0.50**	0.03	0.33	1.17	1.58
Efficiency ratio	**67.30**	69.25	66.17	58.58	58.92
Tier 1 common capital as a percentage of risk-weighted assets (a)	**10.13**	8.18	7.08	6.85	7.54
Tier 1 capital as a percentage of risk-weighted assets	**10.13**	12.46	10.66	7.51	8.03
Total capital as a percentage of risk-weighted assets	**14.54**	16.93	14.72	11.20	11.64
Tangible common equity as a percentage of tangible assets (a)	**10.54**	7.99	7.21	7.97	8.62
Per Common Share Data					
Book value at year-end	**$ 32.82**	$ 32.27	$ 33.38	$ 34.12	$ 32.70
Market value at year-end	**42.24**	29.57	19.85	43.53	58.68
Market value for the year					
High	**45.85**	32.30	45.19	63.89	60.10
Low	**29.68**	11.72	15.05	39.62	50.12
Other Data (share data in millions)					
Average common shares outstanding - basic	**170**	149	149	153	160
Average common shares outstanding - diluted	**173**	149	149	154	161
Number of banking centers	**444**	447	439	417	393
Number of employees (full-time equivalent)	**9,001**	9,330	10,186	10,782	10,700

(a) See Supplemental Financial Data section for reconcilements of non-GAAP financial measures.

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Stock
Comerica's common stock trades on the New York Stock Exchange (NYSE) under the symbol CMA.

Shareholder Assistance
Inquiries related to shareholder records, change of name, address or ownership of stock, and lost or stolen stock certificates should be directed to the transfer agent and registrar:

Written Requests:
Wells Fargo
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
(877) 536-3551
stocktransfer@wellsfargo.com

Certified/Overnight Mail:
Wells Fargo
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139
(877) 536-3551
shareowneronline.com

Elimination of Duplicate Materials
If you receive duplicate mailings at one address, you may have multiple shareholder accounts. You can consolidate your multiple accounts into a single, more convenient account by contacting the transfer agent shown above. In addition, if more than one member of your household is receiving shareholder materials, you can eliminate the duplicate mailings by contacting the transfer agent.

Dividend Reinvestment Plan
Comerica offers a dividend reinvestment plan, which permits participating shareholders of record to reinvest dividends in Comerica common stock without paying brokerage commissions or service charges. Participating shareholders also may invest up to $10,000 in additional funds each month for the purchase of additional shares. A brochure describing the plan in detail and an authorization form can be requested from the transfer agent shown above.

Dividend Direct Deposit
Common shareholders of Comerica may have their dividends deposited into their savings or checking account at any bank that is a member of the National Automated Clearing House (ACH) system. Information describing this service and an authorization form can be requested from the transfer agent shown above.

Dividend Payments
Subject to approval of the board of directors, dividends customarily are paid on Comerica's common stock on or about January 1, April 1, July 1 and October 1.

Form 10-K
A copy of Comerica's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission, will be provided without charge upon written request to the Secretary of the Corporation at the address listed on the back cover.

Officer Certifications
On May 10, 2010, Comerica's Chief Executive Officer submitted his annual certification to the New York Stock Exchange stating that he was not aware of any violation by Comerica of the Exchange's corporate governance listing standards. Comerica filed the certifications by its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Investor Relations on the Internet
Go to comerica.com to find the latest investor relations information about Comerica, including stock quotes, news releases and financial data.

Stock Prices, Dividends and Yields

Quarter	High	Low	Dividends Per Share	Dividend Yield*
2010				
Fourth	$ 43.44	$ 34.43	$ 0.10	1.0%
Third	$ 40.21	$ 33.11	$ 0.05	0.5%
Second	$ 45.85	$ 35.44	$ 0.05	0.5%
First	$ 39.36	$ 29.68	$ 0.05	0.6%
2009				
Fourth	$ 32.30	$ 26.49	$ 0.05	0.7%
Third	$ 31.83	$ 19.94	$ 0.05	0.8%
Second	$ 26.47	$ 16.03	$ 0.05	0.9%
First	$ 21.20	$ 11.72	$ 0.05	1.2%

*Dividend yield is calculated by annualizing the quarterly dividend per share and dividing by an average of the high and low price in the quarter.

As of January 31, 2011, there were 12,193 holders of record of Comerica's common stock.

Community Reinvestment Act (CRA) Performance
Comerica is committed to meeting the credit needs of the communities it serves. Comerica's overall CRA rating is "Outstanding."

Equal Employment Opportunity
Comerica is committed to its affirmative action program and practices, which ensure uniform treatment of employees without regard to ancestry, race, color, religion, sex, national origin, age, physical or mental disability, medical condition, veteran status, marital status, pregnancy, weight, height, gender identity or sexual orientation.

Corporate Ethics
The Corporate Governance section of Comerica's website at comerica.com includes the following codes of ethics: Senior Financial Officer Code of Ethics, Code of Business Conduct and Ethics for Employees, and Code of Business Conduct and Ethics for Members of the Board of Directors. Comerica will also disclose in that website section any amendments or waivers to the Senior Financial Officer Code of Ethics within four business days of such an event.

General Information
Directory Services 800.521.1190
Product Information 800.292.1300



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Comerica Corporate Headquarters
Comerica Bank Tower
1717 Main Street
Dallas, Texas 75201

